Confidential Draft #2 Submitted on January 10, 2017

As filed with the Securities and Exchange Commission on                    , 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alteryx, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	90-0673106
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3345 Michelson Drive, Suite 400

Irvine, California 92612

(888) 836-4274

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dean A. Stoecker

Chairman of the Board of Directors and Chief Executive Officer

Alteryx, Inc.

3345 Michelson Drive, Suite 400

Irvine, California 92612

(888) 836-4274

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Michael A. Brown, Esq. William L. Hughes, Esq. Ran D. Ben-Tzur, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Christopher M. Lal, Esq. Senior Vice President, General Counsel, and Corporate Secretary Alteryx, Inc. 3345 Michelson Drive, Suite 400 Irvine, California 92612 (888) 836-4274	Charles S. Kim, Esq. Andrew S. Williamson, Esq. Eric C. Jensen, Esq. Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2017.

            Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Alteryx, Inc.

We are offering                 shares of our Class A common stock. The selling stockholders identified in this prospectus, which include certain of our executive officers and directors, are offering an additional                 shares of our Class A common stock. We will not receive any of the proceeds from the sale of the shares to be offered by the selling stockholders.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately         % of the voting power of our outstanding capital stock immediately following the completion of this offering, with our directors, executive officers, and 5% stockholders, and their respective affiliates, holding approximately        %.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our Class A common stock on the              under the symbol “            .”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to Alteryx	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of Class A common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2017.

Goldman, Sachs & Co.	J.P. Morgan	UBS Investment Bank

Pacific Crest Securities a division of KeyBanc Capital Markets	William Blair	JMP Securities

Prospectus dated                     , 2017.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

For investors outside of the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before deciding to invest in shares of our Class A common stock, you should read this summary together with the more detailed information, including our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors,” our consolidated financial statements and the accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

ALTERYX, INC.

Overview

We are a leading provider of self-service data analytics software. Our software platform enables organizations to dramatically improve business outcomes and the productivity of their business analysts. Our subscription-based platform allows organizations to easily prepare, blend, and analyze data from a multitude of sources and more quickly benefit from data-driven decisions. The ease-of-use, speed, and sophistication that our platform provides is enhanced through intuitive and highly repeatable visual workflows. We aim to make our platform as ubiquitous in the workplace as spreadsheets are today.

As the volume, velocity, and variety of data continue to expand, the ability to leverage this data for actionable insights has become increasingly foundational to modern business success. However, traditional data analysis tools and processes are slow, difficult to use, and resource-intensive, often requiring multiple steps by information technology, or IT, employees, data scientists, and other data workers to complete even the most basic analysis. As a result, these tools and processes are unable to keep pace with the rapid analytics demanded by organizations today.

Our platform democratizes access to data-driven insights by expanding the capabilities and analytical sophistication available to all data workers, ranging from business analysts to expert programmers and trained data scientists. We bring the fragmented analytic process into one simple and cohesive self-service experience, combining tasks that were previously distributed among multiple tools and parties. Our platform allows a single user to access various data sources, clean and prepare data, and perform a variety of analyses. This is done through visual workflows and an intuitive drag-and-drop interface that can eliminate the need to write code and reduce tedious, time-consuming tasks to a few mouse-clicks. The resulting opportunity is significant, as our platform can enable millions of underserved data workers to more effectively do their jobs.

Organizations of all sizes and across a wide variety of industries have adopted our platform. As of September 30, 2016, we had over 2,000 customers in more than 50 countries, including over 250 of the Global 2000 companies. Our platform is also leveraged by leading management consulting firms.

We employ a “land and expand” business model. Our go-to-market approach often begins with a free trial and is followed by an initial purchase of our platform. As organizations realize the benefits derived from our platform, use frequently spreads across departments, divisions, and geographies through word-of-mouth, collaboration, and standardization of business processes. Over time, many of our customers find that the use of our platform is more strategic in nature and our platform becomes a fundamental element of their regular analytical processes.

Customers license our platform under a subscription-based model, and we have seen rapid expansion as adoption spreads. For each of the last seven quarters, including the quarter ended September 30, 2016, our dollar-based net revenue retention rate has exceeded 120%. In addition, our customer base has increased from 627 as of December 31, 2014 to 2,047 as of September 30, 2016. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding our dollar-based net revenue retention rate and customers. For the years ended December 31, 2014 and 2015, our revenue was $38.0 million and $53.8 million, respectively, representing year-over-year growth of 42%. For the nine months ended September 30, 2015 and 2016, our revenue was $38.4 million and $60.8 million, respectively, representing period-over-period growth of 59%. We have made significant investments to grow our business, including in sales and marketing, infrastructure, operations, and headcount. We have incurred net losses for the years ended December 31, 2014 and 2015 of $20.3 million and $21.5 million, respectively, and for the nine months ended September 30, 2015 and 2016 of $14.1 million and $17.1 million, respectively. We had an accumulated deficit of $78.8 million as of September 30, 2016.

Industry Background

Organizations Increasingly Need to Be Data Driven, Creating Challenges and Opportunities

The amount of data and diversity of data type, format, and source location are rapidly increasing. More importantly, the variety of data an organization uses for analytic purposes is expanding.

This proliferation of data has created a significant opportunity for organizations to make better strategic business decisions and improve competitiveness, responsiveness, and agility through data-driven decision making. However, according to a 2013 survey of over 400 companies conducted by Bain & Company, only 4% of those companies had the right people, tools, data, and intent to derive meaningful, actionable insights from their data. These data-driven companies were approximately two times more likely to be in the top quartile of financial performance within their industries, approximately three times more likely to execute decisions as intended, and approximately five times more likely to make decisions faster.

Technology Paradigm Shift Creates a Foundation for Reimagining Analytics

To manage the volume and variety of data that organizations are now generating and consuming in hybrid environments, both on premise and in the cloud, data infrastructure is undergoing a transformative shift towards next generation “big data” technology.

Technology advances have also created significant improvements in the methods available to analyze massive quantities of data, and the rise of programming languages, such as R and Python, and associated open source libraries has broadened access to data analysis.

Collectively, these advancements have created a foundation for significant changes in the approach to data-driven analysis, enabling the creation and wide distribution of sophisticated, fast, and easy-to-use analytical tools for business analysts and their organizations.

Traditional Methods Are Broken

As the volume and diversity of data has expanded and evolved at an unprecedented pace, IT organizations are struggling to provide the businesses they serve with tools necessary for data analysis. Traditional methods are often resource intensive, requiring multiple steps and parties to draw analytical conclusions. Further, these traditional methods often separate the individual doing the analysis from the people preparing the data. This “assembly line” approach rapidly breaks down when analyses need to be conducted in near real-time against data sets that are large, complex, and constantly changing.

Business Analysts Converging Towards Self-Service Solutions

Visualization and dashboard programs such as those offered by Microsoft Corporation, Qlik Technology Inc., and Tableau Software, Inc. have accelerated the rise of the self-service business analyst. However, many business analysts still rely on IT departments to organize and deliver data in a usable format and would benefit from self-service solutions that allow them to quickly, efficiently, and directly perform analytics on their own to achieve better business insights and improve business outcomes for their organizations.

Traditional Approaches

Traditional data tools do not offer the sophistication, scalability, and ease-of-use that business analysts need to transform massive amounts of available data into intelligent, actionable insights. Traditional approaches are:

•	Inefficient. Multiple parties and work streams are required to complete a single analytical process.

•	Dependent. Activities, such as data preparation and blending, can require extensive involvement from IT departments. More advanced analysis, such as predictive or spatial analysis, is traditionally the domain of a small group of highly trained data scientists using proprietary software and scripting languages.

•	Static. Inflexible, pre-packaged, and rigid data sets are used, which typically cannot cope with the proliferation of data today.

•	Limited. Business analysts have traditionally relied on less sophisticated tools such as spreadsheets to perform data analysis.

Our Opportunity

Our self-service data analytics platform disrupts well-established portions of the business analytics software market. According to IDC, the worldwide market for business analytics software represented approximately $41 billion in 2015 and is expected to grow to approximately $61 billion in 2020. Within the broader business analytics software market, our platform currently addresses the business intelligence and analytic tools, analytic data integration and spatial information analysis markets, which collectively represented approximately $18 billion in 2015 and are expected to grow to approximately $27 billion in 2020.

There is significant additional potential spend not included in the above estimates associated with spreadsheet users who we believe can benefit from our platform. According to a separate IDC study that we commissioned, an estimated 21 million spreadsheet users worldwide will work on advanced data preparation and analytics in 2016. Based on this study, we estimate that there is an additional opportunity of over $10 billion that our platform can address. In the same study, IDC estimated that over 80% of spreadsheet users are using manual copy and paste methods to acquire data. The IDC study also estimated that in the United States alone, there is a cost to companies of approximately $60 billion per year associated with time spent by data workers repeating processes when data sources are updated.

Our Solution

Our platform enables organizations to dramatically improve business outcomes and the productivity of their business analysts. Our platform is:

•	Efficient. We offer a self-service platform that allows business analysts to perform analysis that traditionally required multiple parties and work streams to complete. Once a workflow has been assembled, the analysis can be repeated in minutes and shared with others who can easily replicate the analysis. With our platform, data analysis is automated, repeatable, and shareable.

•	Independent. We enable business analysts to rapidly answer challenging business questions, without the need for support from expert programmers, trained data scientists, or other members of the IT department through easily understandable drag-and-drop tools that have easy-to-configure parameters that do not require coding.

•	Flexible. Our platform does not require a pre-packaged, static data set and instead allows the user to create a visual workflow to securely interact with the underlying source data. Workflows can be easily changed and reconfigured to iterate an analysis and add a new data source or new logic. They also can be easily adapted to conform with changes in the underlying data to repeat the analysis.

•	Sophisticated. Our platform provides business analysts an extensive set of analytical capabilities, including allowing users to: access data from a variety of locations; prepare data for analysis; blend multiple data sources regardless of the data structure or format; gain access to the most widely used procedures for predictive analytics, grouping, and forecasting; and take advantage of geospatial data.

•	Scalable. Our platform offers a secure collaboration environment for even the largest organizations. Business analysts can create, publish, and share analytic applications, embed analytic processes into other internal applications, and save and access workflows within a centralized repository. By pushing analytical workloads to a reliable server architecture, customers can run compute-intensive processes more efficiently than local machines allow, while automating and scheduling these workflows.

Growth Strategy

Our focus on empowering business analysts and the organizations they serve to quickly and easily access data-driven insights presents a significant opportunity. Key elements of our strategy for growth include:

•	Increase our overall customer base. We are accelerating the secular shift towards self-service analytics. As a result, we have the opportunity to substantially increase our current customer base of over 2,000 customers through an active “land and expand” strategy.

•	Expand within our current customer base. We plan on expanding existing customers’ use of our platform by identifying additional use cases, departments, and divisions for our platform and increasing the number of users within our existing customers’ organizations.

•	Continue to penetrate international markets. We recently increased our focus on international markets. We believe that the global opportunity for self-service data analytics solutions is significant and should continue to expand as organizations outside the United States seek to adopt self-service platforms as we have experienced with our existing customers.

•	Extend our value proposition. We intend to continue to rapidly improve the capabilities of our platform and invest in innovation and our category leadership. In particular, we intend to focus on further developing our cloud and mobile capabilities, improving the governance capabilities of Alteryx Server, and updating our in-memory “engine.”

•	Grow our distribution channels and channel partner ecosystem. We plan to continue investing in distribution channels and our relationships with technology alliances, system integrators, management consulting firms, and value added resellers, or VARs, to help us enter and grow in new markets while complementing our direct sales efforts. We also plan to continue to collaborate with management consulting firms to drive additional business activity.

•	Deepen our user community. We benefit from a vibrant and engaged user community and continue to promote initiatives intended to further expand and energize our community. We intend to expand our community development efforts and seek to continue enriching the lives of business analysts everywhere.

Selected Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we have a limited operating history under our current business model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment;

•	we have a history of losses, anticipate increasing our operating expenses in the future and may not achieve or sustain profitability;

•	our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict;

•	we have been growing rapidly and expect to continue to invest in our growth and if we are unable to manage our growth effectively, our revenue and profits could be adversely affected;

•	if the market for analytics products and services fails to grow as we expect, or if businesses fail to adopt our platform, our business, operating results, and financial condition could be adversely affected;

•	if we are unable to attract new customers and expand sales to existing customers, both domestically and internationally, our revenue growth could be slower than we expect and our business may be harmed;

•	if we are unable to develop and release product and service enhancements and new products and services to respond to rapid technological change in a timely and cost-effective manner, our business, operating results, and financial condition could be adversely affected;

•	we face intense and increasing competition, and we may not be able to compete effectively, which could reduce demand for our platform and adversely affect our business, revenue growth, and market share; and

•	the dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and 5% stockholders, who will hold in the aggregate % of the voting power of our capital stock following the completion of this offering, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Corporate Information

We were organized in California in March 1997 as SRC, LLC. We changed our name to Alteryx, LLC in March 2010 and converted into a Delaware corporation in March 2011 under the name Alteryx, Inc. Our principal executive offices are located at 3345 Michelson Drive, Suite 400, Irvine, California 92612, and our telephone number is (888) 836-4274. Our website address is www.alteryx.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

Unless the context indicates otherwise, the terms “Alteryx,” “the Company,” “we,” “us,” and “our” refer to Alteryx, Inc., a Delaware corporation, together with its consolidated subsidiaries, unless otherwise noted.

Alteryx, the Alteryx logo, Alteryx Designer, Alteryx Server, Alteryx Analytics Gallery, and other registered or common law trade names, trademarks, or service marks of Alteryx appearing in this prospectus are the property of Alteryx. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors.

We would cease to be an emerging growth company upon the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of this offering.

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Total shares of Class A common stock offered	shares

Option to purchase additional shares of Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares ( shares if the option to purchase additional shares is exercised in full)

Class B common stock to be outstanding after this offering	shares

Total Class A and Class B common stock to be outstanding after this offering	shares

Use of proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

We intend to use the net proceeds that we receive from this offering for working capital and other general corporate purposes. We also may use a portion of the net proceeds from this offering to make complementary acquisitions or investments. However, we do not have agreements or commitments for any specific acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Voting rights

Shares of Class A common stock are entitled to one vote per share. Shares of Class B common stock are entitled to ten votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our restated certificate of incorporation. Following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the earliest of (i) the date specified by a vote of the holders of 66 2/3% of the outstanding shares of Class B common stock, (ii) ten years from the effective date of this offering, and (iii) the date the shares of Class B common stock cease to represent at least 10% of all outstanding shares of our common stock.

The holders of our outstanding Class B common stock will hold % of the voting power of our outstanding capital stock following this offering, with our directors, executive officers, and 5% stockholders and their respective affiliates holding % in the aggregate. These holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Proposed symbol	“ ”

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based upon no shares of our Class A common stock outstanding and 94,465,291 shares of our Class B common stock outstanding (without giving effect to the automatic conversion of shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering), in each case, as of September 30, 2016, and does not include:

•	11,479,164 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $2.31 per share;

•	1,704,600 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after September 30, 2016, with an exercise price of $6.15 per share;

•	746,250 shares of our Class B common stock issuable upon the vesting of restricted stock units, or RSUs, granted after September 30, 2016; and

•

             shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 1,380,346 shares of Class B common stock reserved for future issuance under our Amended and Restated 2013 Stock Plan, or the 2013 Plan, as of September 30, 2016 (which number of shares is prior to (a) the options to purchase shares of Class B common stock and RSUs granted after September 30, 2016 and (b) an increase of

2,300,000 shares of our Class B common stock reserved for future issuance in November 2016), (ii)              shares of Class A common stock reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii)              shares of Class A common stock reserved for issuance under our 2017 Employee Stock Purchase Plan, or the 2017 ESPP, which will become effective on the date of this prospectus.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2013 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2017 Plan, and we will cease granting awards under the 2013 Plan. Our 2017 Plan and 2017 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes:

•	the amendment to our restated certificate of incorporation in 2017 to redesignate our outstanding common stock as Class B common stock and create a new class of Class A common stock to be offered and sold in this offering;

•	the automatic conversion of 29,293,194 shares of our convertible preferred stock outstanding as of September 30, 2016 into an equivalent number of shares of our Class B common stock immediately prior to the completion of this offering;

•	a -to-1 reverse stock split of our outstanding capital stock, that was effected in 2017;

•	the automatic conversion of shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering;

•	the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or settlement of outstanding RSUs after September 30, 2016; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock from us in this offering.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. We derived our summary consolidated statements of operations data for the years ended December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary consolidated statements of operations data for the nine months ended September 30, 2015 and 2016 and our summary consolidated balance sheet data as of September 30, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our consolidated financial position as of September 30, 2016 and our consolidated results of operations for the nine months ended September 30, 2015 and 2016. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year or any other period. You should read the following summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands, except per share data)
			(unaudited)
Consolidated Statements of Operations Data:
Revenue	$37,984	$53,821	$38,367	$60,828
Cost of revenue(1)	8,533	10,521	7,399	10,606

Gross profit	29,451	43,300	30,968	50,222

Operating expenses:
Research and development(1)	7,787	11,103	7,571	12,419
Sales and marketing(1)	24,612	43,244	31,083	42,530
General and administrative(1)	17,264	10,039	6,230	11,623

Total operating expenses	49,663	64,386	44,884	66,572

Loss from operations	(20,212)	(21,086)	(13,916)	(16,350)
Other expense, net	(81)	(186)	(142)	(562)

Loss before provision for income taxes	(20,293)	(21,272)	(14,058)	(16,912)
Provision for income taxes	36	178	72	148

Net loss	$(20,329)	$(21,450)	$(14,130)	$(17,060)

Less: Accretion of Series A redeemable convertible preferred stock	(1,669)	(2,603)	(1,335)	(4,466)

Net loss attributable to common stockholders	$(21,998)	$(24,053)	$(15,465)	$(21,526)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.68)	$(0.38)	$(0.25)	$(0.33)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	32,224	63,394	62,470	64,779

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$(0.24)		$(0.18)

Weighted-average pro forma shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(2)		87,789		94,072

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands)
			(unaudited)
Cost of revenue	$34	$34	$20	$72
Research and development	1,081	239	97	243
Sales and marketing	183	800	487	942
General and administrative	9,379	409	235	1,077

Total	$10,677	$1,482	$839	$2,334

(2)	See Notes 2 and 16 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.

	As of September 30, 2016
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands, unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$45,281	$45,281	$
Working capital	17,231	17,231
Total assets	92,807	92,807
Deferred revenue—current	52,609	52,609
Redeemable convertible preferred stock	97,206	—
Total stockholders’ equity (deficit)	(71,764)	25,442

(1)	The pro forma column reflects: (i) the redesignation of our outstanding common stock as Class B common stock in 2017, (ii) the automatic conversion of 29,293,194 shares of our convertible preferred stock outstanding as of September 30, 2016 into an equivalent number of shares of our Class B common stock, and (iii) the filing and effectiveness of our restated certificate of incorporation.

(2)	The pro forma as adjusted column reflects the items described in footnote (1) and the sale by us of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents and short-term investments, working capital, total assets, and total stockholders’ equity (deficit) by $ million, assuming that the number of shares offered, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents and short-term investments, working capital, total assets, and total stockholders’ equity (deficit) by approximately $ million, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before deciding whether to invest in shares of our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a limited operating history under our current business model, which makes it difficult to evaluate our business and prospects and increases the risks associated with your investment.

Although we have been operating our business since 1997, we changed our business model significantly and first launched our software platform in 2010. Further, since 2013, we have licensed our platform to customers under a subscription-based model. As a result, our business model has not been fully proven, and we have only a limited operating history with our new business model to evaluate our business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including achieving market acceptance of our platform, attracting and retaining customers, growing partnerships and distribution of our platform, increasing competition, and increasing expenses as we continue to grow our business. We cannot assure you that we will be successful in addressing these and other challenges we may face in the future and if we do not manage these risks successfully, our business may be adversely affected. In addition, we may not achieve sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period.

We have a history of losses, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.

We have incurred net losses in each fiscal year since our inception, including net losses of $20.3 million and $21.5 million in the year ended December 31, 2014 and 2015, respectively and $14.1 million and $17.1 million in the nine months ended September 30, 2015 and 2016, respectively. As of September 30, 2016, we had an accumulated deficit of $78.8 million. We expect our operating expenses to increase substantially in the foreseeable future as we implement initiatives designed to grow our business, including increasing our overall customer base and expanding sales within our current customer base, continuing to penetrate international markets, investing in research and development to improve the capabilities of our platform, growing our distribution channels and channel partner ecosystem, deepening our user community, hiring additional employees, expanding our operations and infrastructure, both domestically and internationally, and in connection with legal, accounting, and other administrative expenses related to operating as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses and to achieve and sustain profitability. Growth of our revenue may slow or revenue may decline for a number of possible reasons, including a decrease in our ability to attract and retain customers, a failure to increase our number of channel partners, increasing competition, decreasing growth of our overall market, and an inability to timely and cost-effectively introduce new products and services that are favorably received by customers and partners. If we are unable to meet these risks and challenges as we encounter them, our business and operating results may be adversely affected, and even if we are able to achieve profitability, we may not be able to sustain or increase such profitability.

Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. As a result, you should not rely upon our past quarterly operating results as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:

•	our ability to generate significant revenue from new products and services;

•	our ability to maintain and grow our customer base;

•	our ability to expand our number of partners and distribution of our platform;

•	the development and introduction of new products and services by us or our competitors;

•	increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	seasonal purchasing patterns of our customers;

•	the timing of our Inspire customer conferences;

•	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible write-downs;

•	failures or breaches of security or privacy, and the costs associated with remediating any such failures or breaches;

•	adverse litigation, judgments, settlements, or other litigation-related costs;

•	changes in the legislative or regulatory environment, such as with respect to privacy;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies; and

•	general economic conditions in either domestic or international markets.

We have been growing rapidly and expect to continue to invest in our growth for the foreseeable future. If we are unable to manage our growth effectively, our revenue and profits could be adversely affected.

We have experienced rapid growth in a relatively short period of time. Our revenue grew from $38.0 million in the year ended December 31, 2014 to $53.8 million in the year ended December 31, 2015. Our number of full-time employees has increased significantly over the last few years, from 206 employees as of December 31, 2014 to 413 employees as of September 30, 2016. During this period, we also established operations in a number of countries outside the United States.

We plan to continue to expand our operations and headcount significantly, and we anticipate that further significant expansion will be required. In addition, we sell our platform to customers in more than 50 countries and have employees in the United States, Canada, Germany, and the United Kingdom. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Sustaining our growth will place significant demands on our management as well as on our administrative, operational, and financial resources. To manage our growth, we must continue to improve our operational, financial, and management information systems and expand, motivate, and manage our workforce. If we are unable to manage our growth successfully without compromising our quality of service or our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, our revenue and profits could be harmed. Risks that we face in undertaking future expansion include:

•	effectively recruiting, integrating, training, and motivating a large number of new employees, including our direct sales force, while retaining existing employees, maintaining the beneficial aspects of our corporate culture, and effectively executing our business plan;

•	satisfying existing customers and attracting new customers;

•	successfully improving and expanding the capabilities of our platform and introducing new products and services;

•	expanding our channel partner ecosystem;

•	controlling expenses and investments in anticipation of expanded operations;

•	implementing and enhancing our administrative, operational, and financial infrastructure, systems, and processes;

•	addressing new markets; and

•	expanding operations in the United States and international regions.

A failure to manage our growth effectively could harm our business, operating results, financial condition, and ability to market and sell our platform.

Further, due to our recent rapid growth, we have limited experience operating at our current scale and potentially at a larger scale, and as a result, it may be difficult for us to fully evaluate future prospects and risks. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our financial condition and operating results could differ materially from our expectations, our growth rates may slow and our business would by adversely impacted.

If the market for analytics products and services fails to grow as we expect, or if businesses fail to adopt our platform, our business, operating results, and financial condition could be adversely affected.

Since 2013, nearly all of our revenue has come from sales of our subscription-based software platform. We expect these sales to account for a large portion of our revenue for the foreseeable future. Although demand for analytics products and services has grown in recent years, the market for analytics products and services continues to evolve and the secular shift towards self-service analytics may not be as significant as we expect. We cannot be sure that this market will continue to grow or, even if it does grow, that businesses will adopt our platform. Our future success will depend in large part on our ability to further penetrate the existing market for business analytics software, as well as the continued growth and expansion of what we believe to be an emerging market for analytics products and services that are faster, easier to adopt, easier to use, and more focused on self-service capabilities. Our ability to further penetrate the business analytics market depends on a number of factors, including the cost, performance, and perceived value associated with our platform, as well as customers’ willingness to adopt a different approach to data analysis. We have spent, and intend to keep spending, considerable resources to educate potential customers about analytics products and services in general and our platform in particular. However, we cannot be sure that these expenditures will help our platform achieve any additional market acceptance. Furthermore, potential customers may have made significant investments in legacy analytics software systems and may be unwilling to invest in new products and services. In addition, resistance from consumer and privacy groups to increased commercial collection and use of data on spending patterns and other personal behavior and governmental restrictions on the collection and use of personal data may impair the further growth of this market by reducing the value of data to organizations, as may other developments. If the market fails to grow or grows more slowly than we currently expect or businesses fail to adopt our platform, our business, operating results, and financial condition could be adversely affected.

If we are unable to attract new customers and expand sales to existing customers, both domestically and internationally, our revenue growth could be slower than we expect and our business may be harmed.

Our future revenue growth depends in part upon increasing our customer base. Our ability to achieve significant growth in revenue in the future will depend, in large part, upon the effectiveness of our marketing efforts, both domestically and internationally, and our ability to attract new customers. This may be particularly challenging where an organization has already invested substantial personnel and financial resources to integrate traditional data analytics tools into its business, as such organization may be reluctant or unwilling to invest in new products and services. If we fail to attract new customers and maintain and expand those customer relationships, our revenue will grow more slowly than expected and our business will be harmed.

Our future revenue growth also depends upon expanding sales and renewals of subscriptions to our platform with existing customers. If our customers do not purchase additional licenses or capabilities, our revenue may grow more slowly than expected, may not grow at all or may decline. Additionally, increasing incremental sales to our current customer base requires increasingly sophisticated and costly sales efforts that are targeted at senior management. For example, during the year ended December 31, 2015 and the nine months ended September 30, 2016, sales and marketing expenses represented 80% and 70% of our revenue, respectively. We plan to continue expanding our sales efforts, both domestically and internationally, but we may be unable to hire qualified sales personnel, may be unable to successfully train those sales personnel that we are able to hire, and sales personnel may not become fully productive on the timelines that we have projected or at all. Additionally, although we dedicate significant resources to sales and marketing programs, including Internet and other online advertising, these sales and marketing programs may not have the desired effect and may not expand sales. We cannot assure you that our efforts would result in increased sales to existing customers, and additional revenue. If our efforts to upsell to our customers are not successful, our business and operating results would be adversely affected.

Our customers generally enter into license agreements with one to three year subscription terms and have no obligation or contractual right to renew their subscriptions after the expiration of their initial subscription period. Moreover, our customers that do renew their subscriptions may renew for lower subscription amounts or for shorter subscription periods. Customer renewal rates may decline or fluctuate as a result of a number of factors, including the breadth of early deployment, reductions in our customers’ spending levels, our pricing or pricing structure, the pricing or capabilities of products or services offered by our competitors, our customers’ satisfaction or dissatisfaction with our platform, or the effects of economic conditions. If our customers do not renew their agreements with us, or renew on terms less favorable to us, our revenue may decline.

If we are unable to develop and release product and service enhancements and new products and services to respond to rapid technological change in a timely and cost-effective manner, our business, operating results, and financial condition could be adversely affected.

The market for our platform is characterized by rapid technological change, frequent new product and service introductions and enhancements, changing customer demands, and evolving industry standards. The introduction of products and services embodying new technologies can quickly make existing products and services obsolete and unmarketable. Analytics products and services are inherently complex, and it can take a long time and require significant research and development expenditures to develop and test new or enhanced products and services. The success of any enhancements or improvements to our platform or any new products and services depends on several factors, including timely completion, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market acceptance. We cannot be sure that we will succeed in developing, marketing, and delivering on a timely and cost-effective basis enhancements or improvements to our platform or any new products and services that respond to technological change or new customer requirements, nor can we be sure that any enhancements or improvements to our platform or any new products and services will achieve market acceptance. Any new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new products and services, we may experience a decline in revenue of our existing products and services that is not offset by revenue from the new products or services. For example, customers may delay making purchases of new products and services to permit them to make a more thorough evaluation of these products and services or until industry and marketplace reviews become widely available. Some customers may hesitate migrating to a new product or service due to concerns regarding the complexity of migration and product or service infancy issues on performance. In addition, we may lose existing customers who choose a competitor’s products and services rather than migrate to our new products and services. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

Further, the emergence of new industry standards related to analytics products and services may adversely affect the demand for our platform. This could happen if new Internet standards and technologies or new standards in the field of operating system support emerged that were incompatible with customer deployments of our platform. For example, if we are unable to adapt our platform on a timely basis to new database standards, the ability of our platform to access customer databases and to analyze data within such databases could be impaired. In addition, because part of our platform is cloud-based, we need to continually enhance and improve our platform to keep pace with changes in Internet-related hardware, software, communications, and database technologies and standards.

Any failure of our platform to operate effectively with future infrastructure platforms and technologies could reduce the demand for our platform. If we are unable to respond to these changes in a timely and cost-effective manner, our platform may become less marketable, less competitive, or obsolete, and our operating results may be adversely affected.

Moreover, software-as-a-service, or SaaS, business models have become increasingly demanded by customers and adopted by other software providers, including our competitors. While part of our platform is cloud-based, most of our platform is currently deployed on premise and therefore, if customers demand that our platform be provided through a SaaS business model, we would be required to make additional investments to our infrastructure in order to be able to more fully provide our platform through a SaaS model so that our platform remains competitive. Such investments may involve expanding our data centers, servers, and networks and increasing our technical operations and engineering teams.

We face intense and increasing competition, and we may not be able to compete effectively, which could reduce demand for our platform and adversely affect our business, revenue growth, and market share.

The market for self-service data analytics solutions is new and rapidly evolving. In many cases, our primary competition is manual, spreadsheet driven processes or more traditional custom built approaches in which potential customers have made significant investments. In addition, we compete with large software companies, including providers of traditional business intelligence tools, that offer one or more capabilities that are competitive with our platform, such as International Business Machines Corporation, Microsoft, Oracle Corporation, SAP SE, and SAS Institute Inc. Moreover, business analytics software companies offer capabilities that are competitive with a subset of the solutions we provide, such as MicroStrategy Incorporated and TIBCO Software Inc.

In addition, other large software companies, such as salesforce.com, inc. and Amazon.com, Inc., and data visualization companies, such as Tableau and Qlik, already provide products and services in adjacent markets and may decide to enter into our market. We also compete with open source initiatives and custom development efforts. We could also face competition from new market entrants, some of whom might be current technology partners of ours. We expect competition to increase as other established and emerging companies enter the business analytics software market, as customer requirements evolve and as new products and services and technologies are introduced.

Many of our current and potential competitors, particularly the large software companies named above, have longer operating histories, significantly greater financial, technical, marketing, distribution, professional services, or other resources and greater name recognition than we do. In addition, many of our current and potential competitors have strong relationships with current and potential customers and extensive knowledge of the business analytics industry. As a result, our current and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements or devote greater resources than we can to the development, promotion, and sale of their products and services. Moreover, many of these companies are bundling their analytics products and services into larger deals or subscription renewals, often at significant discounts as part of a larger sale. In addition, some current and potential competitors may offer products or services that address one or a limited number of functions at lower prices or with greater depth than our platform. Our current and potential competitors may develop and market new technologies with comparable functionality to our platform. We may experience fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share. This could lead us to decrease prices, implement alternative pricing structures, or introduce products and services available for free or a nominal price in order to remain competitive. We may not be able to compete successfully against current and future competitors, and our business, operating results, and financial condition will be harmed if we fail to meet these competitive pressures.

Our ability to compete successfully in our market depends on a number of factors, both within and outside of our control. Some of these factors include: ease of use; platform features, quality, functionality, reliability, performance, and effectiveness; ability to automate analytical tasks or processes; ability to integrate with other technology infrastructures; vision for the market and product innovation; software analytics expertise; total cost of ownership; adherence to industry standards and certifications; strength of sales and marketing efforts; brand awareness and reputation; and customer experience, including support. Any failure by us to compete successfully in any one of these or other areas may reduce the demand for our platform, as well as adversely affect our business, operating results, and financial condition.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future technology partners. By doing so, these competitors may increase their ability to meet the needs of our customers or potential customers. In addition, our current or prospective indirect sales channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell or certify our platform through specific distributors, technology providers, database companies, and distribution channels and allow our competitors to rapidly gain significant market share. These developments could limit our ability to obtain revenue from existing and new customers. If we are unable to compete successfully against current and future competitors, our business, operating results, and financial condition would be harmed.

If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be adversely affected.

We believe that developing, maintaining, and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to achieving widespread acceptance of our platform and are important elements in attracting new customers and maintaining existing customers. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies. Successful promotion of our brand will depend on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform at competitive prices, the perceived value of our platform, and our ability to provide quality customer support. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. We also rely on our customer base and community of end-users in a variety of ways, including to give us feedback on our platform and to provide user-based support to our other customers. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers and partners or retain our existing customers and partners and our business and financial condition may be adversely affected. Any negative publicity relating to our employees, partners, or others associated with these parties, may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our platform and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.

Our revenue growth and ability to achieve and sustain profitability depends on being able to expand our direct sales force successfully.

To date, most of our revenue has been attributable to the efforts of our direct sales force in the United States. In order to increase our revenue and achieve and sustain profitability, we must increase the size of our direct sales force, both in the United States and internationally, to generate additional revenue from new and existing customers. We intend to substantially further increase our number of direct sales professionals.

We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of direct sales personnel to support our growth. New hires require significant training and typically take six months or more to achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect and if our new sales employees do not become fully productive on the timelines that we have projected or at all, our revenue will not increase at anticipated levels and our ability to achieve long term projections may be negatively impacted. We may also be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business.

Furthermore, hiring sales personnel in new countries requires additional set up and upfront costs that we may not recover if the sales personnel fail to achieve full productivity. In addition, as we continue to grow rapidly, a large percentage of our sales force will be new to our company and our platform, which may adversely affect our sales if we cannot train our sales force quickly or effectively. Attrition rates may increase, and we may face integration challenges as we continue to seek to aggressively expand our sales force. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be adversely affected.

We use channel partners and if we are unable to establish and maintain successful relationships with them, our business, operating results, and financial condition could be adversely affected.

In addition to our direct sales force, we use channel partners such as technology alliances, system integrators, management consulting firms, and VARs to sell and support our platform. Channel partners are becoming an increasingly important aspect of our business, particularly with regard to enterprise, governmental, and international sales. Our future growth in revenue and ability to achieve and sustain profitability depends in part on our ability to identify, establish, and retain successful channel partner relationships in the United States and internationally, which will take significant time and resources and involve significant risk. If we are unable to maintain our relationships with these channel partners, or otherwise develop and expand our indirect distribution channel, our business, operating results, financial condition, or cash flows could be adversely affected.

We cannot be certain that we will be able to identify suitable indirect sales channel partners. To the extent we do identify such partners, we will need to negotiate the terms of a commercial agreement with them under which the partner would distribute our platform. We cannot be certain that we will be able to negotiate commercially-attractive terms with any channel partner, if at all. In addition, all channel partners must be trained to distribute our platform. In order to develop and expand our distribution channel, we must develop and improve our processes for channel partner introduction and training. If we do not succeed in identifying suitable indirect sales channel partners, our business, operating results, and financial condition may be adversely affected.

We also cannot be certain that we will be able to maintain successful relationships with any channel partners and, to the extent that our channel partners are unsuccessful in selling our platform, our ability to sell our platform and our business, operating results, and financial condition could be adversely affected. Our channel partners may offer customers the products and services of several different companies, including products and services that compete with our platform. Because our channel partners generally do not have an exclusive relationship with us, we cannot be certain that they will prioritize or provide adequate resources to selling our platform. Moreover, divergence in strategy by any of these channel partners may materially adversely affect our ability to develop, market, sell, or support our platform. We cannot assure you that our channel partners will continue to cooperate with us. In addition, actions taken or omitted to be taken by such parties may adversely affect us. In addition, we rely on our channel partners to operate in accordance with the terms of their contractual agreements with us. For example, our agreements with our channel partners limit the terms and conditions pursuant to which they are authorized to resell or distribute our platform and offer technical support and related services. We also typically require our channel partners to represent to us the dates and details of licenses sold through to our customers. If our channel partners do not comply with their contractual obligations to us, our business, operating results, and financial condition may be adversely affected.

In addition, all of our sales to government entities have been made indirectly through our channel partners. Government entities may have statutory, contractual, or other legal rights to terminate contracts with our channel partners for convenience or due to a default, and, in the future, if the portion of government contracts that are subject to renegotiation or termination at the election of the government entity are material, any such termination or renegotiation may adversely impact our future operating results. In the event of such termination, it may be difficult for us to arrange for another channel partner to sell our platform to these government entities in a timely manner, and we could lose sales opportunities during the transition. Government entities routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government entity refusing to renew its subscription to our platform, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities.

We depend on technology and data licensed to us by third parties that may be difficult to replace or cause errors or failures that may impair or delay implementation of our products and services or force us to pay higher license fees.

We license third-party technologies and data that we incorporate into, use to operate, and provide with our platform. We cannot assure you that the licenses for such third-party technologies or data will not be terminated or that we will be able to license third-party software or data for future products and services. In addition, we may be unable to renegotiate acceptable third-party replacement license terms in the event of termination, or we may be subject to infringement liability if third-party software or data that we license is found to infringe intellectual property or privacy rights of others. In addition, the data that we license from third parties for potential use in our platform may contain errors or defects, which could negatively impact the analytics that our customers perform on or with such data. This may have a negative impact on how our platform is perceived by our current and potential customers and could materially damage our reputation and brand.

Changes in or the loss of third-party licenses could lead to our platform becoming inoperable or the performance of our platform being materially reduced resulting in our potentially needing to incur additional research and development costs to ensure continued performance of our platform or a material increase in the costs of licensing, and we may experience decreased demand for our platform.

Our international operations expose us to risks that could have a material adverse effect on our business, operating results, and financial condition.

We are generating a growing portion of our revenue from international sales, and conduct our business activities in various foreign countries, including some emerging markets where we have limited experience, where the challenges of conducting our business can be significantly different from those we have faced in more developed markets and where business practices may create internal control risks. There are certain risks inherent in conducting international business, including:

•	fluctuations in foreign currency exchange rates;

•	new, or changes in, regulatory requirements;

•	tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;

•	costs of localizing products and services;

•	lack of acceptance of localized products and services;

•	difficulties in and costs of staffing, managing, and operating our international operations;

•	tax issues, including restrictions on repatriating earnings;

•	weaker intellectual property protection;

•	economic weakness or currency related crises;

•	the burden of complying with a wide variety of laws, including those relating to labor matters, consumer and data protection, privacy, network security, and encryption;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;

•	our ability to adapt to sales practices and customer requirements in different cultures;

•	corporate espionage; and

•	political instability and security risks in the countries where we are doing business.

For example, in June 2016, the United Kingdom held a referendum and voted in favor of leaving the European Union. This has created political and economic uncertainty, particularly in the United Kingdom and the European Union, and could cause disruptions to, and create uncertainty surrounding, our business in the United Kingdom and European Union, including affecting our relationships with our existing and prospective customers, partners, and employees, and could have a material impact on the regulatory regime applicable to our operations in the United Kingdom.

Various corporate tax reform bills and other proposals are currently under consideration in the United States. These proposals include, among other items, corporate income tax rate changes in varying, uncertain, or unspecified amounts, the reduction or elimination of certain corporate tax incentives, modifications to the existing regime for taxing overseas earnings (including the introduction of a minimum tax on adjusted unrepatriated foreign earnings), and measures to prevent base erosion and profit shifting. It is not clear whether, or to what extent, these proposals may be enacted. Significant changes to the U.S. taxation of our international income could have an adverse effect on our operating results.

From time to time, we may undertake various potential intercompany transactions and legal entity restructurings that involve our international subsidiaries. We consider various factors in evaluating these potential transactions and restructurings, including the alignment of our corporate structure with our organizational objectives, the operational and tax efficiency of our corporate structure, and the long-term cash flows and cash needs of our business. Such transactions and restructurings could negatively impact our overall tax rate and result in additional tax liabilities.

In addition, compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions, and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements and anti-bribery laws, such as the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the United Kingdom Bribery Act 2010, or the Bribery Act, and local laws prohibiting corrupt payments to governmental officials. Although we have implemented policies and procedures designed to help ensure compliance with these laws, we cannot assure you that our employees, partners, and other persons with whom we do business will not take actions in violation of our policies or these laws. Any violations of these laws could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our platform in one or more countries, and could also materially damage our reputation and our brand. These factors may have an adverse effect on our future sales and, consequently, on our business, operating results, and financial condition.

Because we recognize revenue from our subscriptions over the subscription term, downturns or upturns in new sales and renewals may not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize revenue from customers ratably over the terms of their subscriptions. A significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a small impact on our revenue for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our platform, and potential changes in our rate of renewals, may not be fully reflected in our operating results until future periods. We may also be unable to reduce our operating expenses in the event of a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our revenue from subscriptions also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from certain new customers is recognized over the applicable term.

As we continue to pursue sales to large enterprises, our sales cycle, forecasting processes, and deployment processes may become more unpredictable and require greater time and expense.

Sales to large enterprises involve risks that may not be present or that are present to a lesser extent with sales to smaller organizations and accordingly, our sales cycle may lengthen as we continue to pursue sales to large enterprises. As we seek to increase our sales to large enterprise customers, we face longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales than we do with smaller customers. With larger organizations, the decision to subscribe to our platform frequently requires the approvals of multiple management personnel and more technical personnel than would be typical of a smaller organization and, accordingly, sales to larger organizations may require us to invest more time educating these potential customers. In addition, large enterprises often require extensive configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our platform widely enough across their organization to justify our substantial upfront investment. Purchases by large enterprises are also frequently subject to budget constraints and unplanned administrative, processing, and other delays, which means we may not be able to come to agreement on the terms of the sale to large enterprises. In addition, our ability to successfully sell our platform to large enterprises is dependent on us attracting and retaining sales personnel with experience in selling to large organizations. If we are unable to increase sales of our platform to large enterprise customers while mitigating the risks associated with serving such customers, our business, financial position, and operating results may be adversely impacted. Furthermore, if we fail to realize an expected sale from a large customer in a particular quarter or at all, our business, operating results, and financial condition could be adversely affected for a particular period or in future periods.

Our business is affected by seasonality.

Our business is affected by seasonality. Due to the budgeting cycles of our current and potential customers, historically, we enter into more agreements with new customers and more renewed agreements with existing customers in the fourth quarter of each calendar year than in any other quarter. Accordingly, our cash flow from operations has historically been higher in the first quarter of each calendar year than in other quarters. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue results, due to the fact that, in accordance with GAAP, we recognize revenue from the sale of our platform over the term of the customer agreement. In addition, we have experienced increased sales and marketing expenses associated with our annual sales kickoff in the first quarter and our annual U.S. and European Inspire user conferences in the second and third quarters, respectively. Our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business.

Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our operating results in any particular period will not necessarily be indicative of the results to be expected for any future period. Seasonality in our business can also be impacted by introductions of new or enhanced products and services, including the costs associated with such introductions.

Any failure to offer high-quality technical support may harm our relationships with our customers and have a negative impact on our business and financial condition.

Once our platform is deployed, our customers depend on our customer support team to resolve technical and operational issues relating to our platform. Our ability to provide effective customer support is largely dependent on our ability to attract, train, and retain qualified personnel with experience in supporting customers on platforms such as ours. The number of our customers has grown significantly and that has and will put additional pressure on our customer support team. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the future, scope, and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our operating results. In addition, as we continue to grow our operations and expand internationally, we need to be able to provide efficient customer support that meets our customers’ needs globally at scale and our customer support team will face additional challenges, including those associated with delivering support, training, and documentation in languages other than English. If we are unable to provide efficient customer support globally at scale, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could negatively impact our operating results. In addition, we have recently begun, and intend to continue, to provide self-service support resources to our customers. Some of these resources, such as our community page, rely on engagement and collaboration by and with other customers. If we are unable to develop self-service support resources that are easy to use and that our customers utilize to resolve their technical issues or if our customers choose not to collaborate or engage with other customers on technical support issues, customers may continue to direct support requests to our customer support team instead of relying on our self-service support resources and our customers’ experience with our platform may be negatively impacted. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, our ability to sell our platform to existing and prospective customers, and our business, operating results, and financial condition.

Failure to protect our intellectual property could adversely affect our business.

We currently rely on a combination of copyrights, trademarks, trade secrets, confidentiality procedures, contractual commitments, and other legal rights to protect our intellectual property and may rely on patents in the future. Despite our efforts, the steps we take to protect our intellectual property may be inadequate. Unauthorized third parties may try to copy or reverse engineer portions of our platform or otherwise obtain and use our intellectual property. In addition, we may not be able to obtain sufficient intellectual property protection for important features of our platform, in which case our competitors may discover ways to provide similar features without infringing or misappropriating our intellectual property rights.

Any patents that we may own and rely on in the future may be challenged or circumvented by others or invalidated through administrative process or litigation. Any of our future patent applications may not be issued with the scope of the claims we seek, if at all. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties.

Moreover, recent amendments to and developing jurisprudence regarding U.S. patent law may affect our ability to protect our intellectual property and defend against claims of patent infringement. In addition, the laws of some countries do not provide the same level of protection of our intellectual property as do the laws of the United States. As we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information will likely increase. Despite our precautions, it may be possible for unauthorized third parties to infringe upon or misappropriate our intellectual property, to copy our platform, and use information that we regard as proprietary to create products and services that compete with ours. Effective intellectual property protection may not be available to us in every country in which our platform is available. If we cannot protect our intellectual property against unauthorized copying or use, we may not remain competitive and our business, operating results, and financial condition may be adversely affected.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. We cannot assure you that these agreements will be effective in controlling access to, use of, and distribution of our proprietary information or in effectively securing exclusive ownership of intellectual property developed by our employees and consultants. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform.

In order to protect our intellectual property rights, we may be required to spend significant resources to acquire, maintain, monitor, and protect our intellectual property rights. We cannot assure you that our monitoring efforts will detect every infringement of our intellectual property rights by a third party. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new products and services, result in our substituting inferior or more costly technologies into our platform, or damage our brand and reputation.

Our platform may infringe the intellectual property rights of third parties and this may create liability for us or otherwise harm our business.

Third parties may claim that our current or future products and services infringe their intellectual property rights, and such claims may result in legal claims against our customers and us. These claims may damage our brand and reputation, harm our customer relationships, and create liability for us. We expect the number of such claims will increase as the number of products and services and the level of competition in our market grows, the functionality of our platform overlaps with that of other products and services, and the volume of issued software patents and patent applications continues to increase. We generally agree in our customer contracts to indemnify customers for expenses or liabilities they incur as a result of third party intellectual property infringement claims associated with our platform. To the extent that any claim arises as a result of third-party technology we have licensed for use in our platform, we may be unable to recover from the appropriate third party any expenses or other liabilities that we incur.

Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections may seek to assert patent claims against us. From time to time, third parties, including certain of these leading companies, have contacted us inviting us to license their patents and may, in the future, assert patent, copyright, trademark, or other intellectual property rights against us, our channel partners, our technology partners, or our customers. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to the enterprise software market.

There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods. In addition, if we acquire or license technologies from third parties, we may be exposed to increased risk of being the subject of intellectual property infringement due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our customers for liabilities they incur as a result of such claims. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. Alternatively, we could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we would be forced to limit or stop sales of our platform and may be unable to compete effectively. Any of these results would adversely affect our business operations and financial condition.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our platform.

Our platform incorporates open source software code. An open source license allows the use, modification, and distribution of software in source code form. Certain kinds of open source licenses further require that any person who creates a product or service that contains, links to, or is derived from software that was subject to an open source license must also make their own product or service subject to the same open source license. Using software that is subject to this kind of open source license can lead to a requirement that our platform be provided free of charge or be made available or distributed in source code form. Although we do not believe our platform includes any open source software in a manner that would result in the imposition of any such requirement, the interpretation of open source licenses is legally complex and, despite our efforts, it is possible that our platform could be found to contain this type of open source software.

Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we have not complied with the terms of an applicable open source software license, we could be required to seek licenses from third parties to continue offering our platform on terms that are not economically feasible, to re-engineer our platform to remove or replace the open source software, to discontinue the sale of our platform if re-engineering could not be accomplished on a timely basis, to pay monetary damages, or to make generally available the source code for our proprietary technology, any of which could adversely affect our business, operating results, and financial condition.

In addition to risks related to license requirements, use of open source software can involve greater risks than those associated with use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title, performance, non-infringement, or controls on origin of the software. There is typically no support available for open source software, and we cannot assure you that the authors of such open source software will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our platform.

Responding to any infringement claim, regardless of its validity, or discovering open source software code in our platform could harm our business, operating results, and financial condition, by, among other things:

•	resulting in time-consuming and costly litigation;

•	diverting management’s time and attention from developing our business;

•	requiring us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	causing delays in the deployment of our platform;

•	requiring us to stop selling some aspects of our platform;

•	requiring us to redesign certain components of our platform using alternative non-infringing or non-open source technology or practices, which could require significant effort and expense;

•	requiring us to disclose our software source code, the detailed program commands for our software; and

•	requiring us to satisfy indemnification obligations to our customers.

Future litigation could have a material adverse impact on our operating results and financial condition.

From time to time, we have been subject to litigation. The outcome of any litigation, regardless of its merits, is inherently uncertain. Regardless of the merits of any claims that may be brought against us, pending or future litigation could result in a diversion of management’s attention and resources and we may be required to incur significant expenses defending against these claims. If we are unable to prevail in litigation we could incur substantial liabilities. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that it is probable, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong. Any adverse determination related to litigation could require us to change our technology or our business practices, pay monetary damages, or enter into royalty or licensing arrangements, which could adversely affect our operating results and cash flows, harm our reputation, or otherwise negatively impact our business.

The nature of our platform makes it particularly vulnerable to undetected errors or bugs, which could cause problems with how our platform performs and which could, in turn, reduce demand for our platform, reduce our revenue, and lead to product liability claims against us.

Because our platform is complex, it may contain errors or defects, especially when new updates or enhancements are released. Our software is often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures of our software or other aspects of the computing environment into which it is deployed. In addition, deployment of our software into these computing environments may expose previously undetected errors, compatibility issues, failures, or bugs in our software. Although we test our platform extensively, we have in the past discovered software errors in our platform after introducing new updates or enhancements. Despite testing by us and by our current and potential customers, errors may be found in new updates or enhancements after deployment by our customers. Real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity, loss of customer data, loss of or delay in market acceptance of our platform, loss of competitive position, or claims by customers for losses sustained by them, all of which could negatively impact our business and operating results and materially damage our reputation and brand. We may also have to expend resources and capital to correct these defects. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation in the sale of our platform, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

Our agreements with customers typically contain provisions designed to limit our exposure to product liability, warranty, and other claims. However, these provisions do not eliminate our exposure to these claims. In addition, it is possible that these provisions may not be effective under the laws of certain domestic or international jurisdictions and we may be exposed to product liability warranty, and other claims. A successful product liability, warranty, or other similar claim against us could have an adverse effect on our business, operating results, and financial condition.

Business disruptions or performance problems associated with our technology and infrastructure, including interruptions, delays, or failures in service from our third-party data center hosting facility and other third-party services, could adversely affect our operating results or result in a material weakness in our internal controls that could adversely affect the market price of our Class A common stock.

Continued adoption of our platform depends in part on the ability of our existing and potential customers to access our platform within a reasonable amount of time. We have experienced, and may in the future experience, disruptions, data loss, outages, and other performance problems with our infrastructure and website due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks, or other security-related incidents. If our platform is unavailable or if our users and customers are unable to access our platform within a reasonable amount of time, or at all, we may experience a decline in renewals, damage to our brand, or other harm to our business. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, operating results, and financial condition could be adversely affected.

A significant portion of our critical business operations are concentrated in the United States. In addition, we serve our customers and manage certain critical internal processes using a third-party data center hosting facility located in Colorado and other third-party services, including cloud services. We are a highly automated business, and a disruption or failure of our systems, or the third-party hosting facility or other third-party services that we use, could cause delays in completing sales and providing services. For example, from time to time, our data center hosting facility has experienced outages. Such disruptions or failures could include a major earthquake, blizzard, fire, cyber-attack, act of terrorism, or other catastrophic event, or a decision by one of our third-party service providers to close facilities that we use without adequate notice or other unanticipated problems with the third-party services that we use, including a failure to meet service standards.

Interruptions or performance problems with either our technology and infrastructure or our data center hosting facility could, among other things:

•	result in the destruction or disruption of any of our critical business operations, controls, or procedures or information technology systems;

•	severely affect our ability to conduct normal business operations;

•	result in a material weakness in our internal control over financial reporting;

•	cause our customers to terminate their subscriptions;

•	result in our issuing credits or paying penalties or fines;

•	harm our brand and reputation;

•	adversely affect our renewal rates or our ability to attract new customers; or

•	cause our platform to be perceived as not being secure.

Any of the above could adversely affect our business operations and financial condition.

If we experience a security breach and unauthorized parties obtain access to our customers’ data, our data, or our platform, networks, or other systems, our platform may be perceived as not being secure, our reputation may be harmed, demand for our platform may be reduced, our operations may be disrupted, we may incur significant legal liabilities, and our business could be materially adversely affected.

As part of our business, we process, store, and transmit our customers’ information and data as well as our own, including in our platform, networks, and other systems, and we rely on third parties that are not directly under our control to do so as well. We, and our third-party partners, have security measures and disaster response plans in place to help protect our customers’ data, our data, and our platform, networks, and other systems against unauthorized access. However, we cannot assure you that these security measures and disaster response plans will be effective against all security threats and natural disasters. Our or our third-party partners’ security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, fraudulent inducement of employees or customers to disclose sensitive information such as user names or passwords, and employee error or malfeasance. Such breach could result in someone obtaining unauthorized access to our customers’ data, our data, or our platform, networks, or other systems. Because there are many different security breach techniques and such techniques continue to evolve, we and our third-party partners may be unable to anticipate attempted security breaches and implement adequate preventative measures. Third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach or successful denial of service attack could result in a loss of customer confidence in the security of our platform and damage to our brand, reducing the demand for our platform and our revenue, disrupt our normal business operations, require us to spend material resources to correct the breach, expose us to legal liabilities including litigation and indemnity obligations, and materially adversely affect our operating results. These risks will increase as we continue to grow the scale and functionality of our platform and process, store, and transmit increasingly large amounts of our customers’ information and data, which may include proprietary or confidential data or personal or identifying information.

We may be adversely affected by natural disasters and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or other catastrophic events may also cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, operating results, and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond our control. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. For example, our corporate offices are located in California, a state that frequently experiences earthquakes. Additionally, all of the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our partners’ disaster recovery plans prove to be inadequate.

Changes in laws or regulations relating to privacy or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could adversely affect our business.

Components of our business, including our platform, involve processing, storing, and transmitting confidential data, which is subject to our privacy policies and certain federal, state, and foreign laws and regulations relating to privacy and data protection. The amount of customer and employee data that we store through our platform, networks, and other systems, including personal data, is increasing. In recent years, the collection and use of personal data by companies have come under increased regulatory and public scrutiny.

For example, in the United States, protected health information is subject to the Health Insurance Portability and Accountability Act, or HIPAA. HIPAA has been supplemented by the Health Information Technology for Economic and Clinical Health Act with the result of increased civil and criminal penalties for noncompliance. Under HIPAA, entities performing certain functions and creating, receiving, maintaining, or transmitting protected health information provided by covered entities and other business associates are directly subject to HIPAA. Our access to protected health information through our platform triggers obligations to comply with certain privacy rules and data security requirements under HIPAA. Any systems failure or security breach that results in the release of, or unauthorized access to, personal data, or any failure or perceived failure by us to comply with our privacy policies or any applicable laws or regulations relating to privacy or data protection, could result in proceedings against us by governmental entities or others. Such proceedings could result in the imposition of sanctions, fines, penalties, liabilities, or governmental orders requiring that we change our data practices, any of which could have a material adverse effect on our business, operating results, and financial condition.

Various local, state, federal, and international laws, directives, and regulations apply to the collection, use, retention, protection, disclosure, transfer, and processing of personal data. These data protection and privacy laws and regulations continue to evolve. Various federal, state, and foreign legislative or regulatory bodies may enact new or additional laws or regulations concerning privacy and data protection that could adversely impact our business. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices, either of which could adversely affect our business and operating results. For example, in October 2015, the

European Court of Justice issued a ruling invalidating the U.S.-EU Safe Harbor Framework, which facilitated personal data transfers to the United States in compliance with applicable E.U. data protection laws. In July 2016, the European Union and the United States political authorities adopted the EU-U.S. Privacy Shield, or Privacy Shield, which may provide a new mechanism for companies to transfer E.U. personal data to the United States. We will need to assess the specific requirements of the Privacy Shield to determine whether we can comply with the new framework. If we are unable to comply with the Privacy Shield, or if the Privacy Shield does not become effective, we will need to implement alternative solutions to ensure that data transfers from the European Union to the United States provide adequate protections to comply with the E.U. Data Protection Directive. In any event, there remains significant regulatory uncertainty surrounding the future of data transfers from the European Union to the United States, and changing laws, directives, and regulations may have an adverse effect upon the conduct of our business. Additionally, the European Commission recently adopted a general data protection regulation, to become effective in May 2018, that will supersede current E.U. data protection legislation, impose more stringent E.U. data protection requirements, and provide for greater penalties for noncompliance. Changing definitions of personal data and information may also limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Also, some jurisdictions require that certain types of data be retained on servers within these jurisdictions. Our failure to comply with applicable laws, directives, and regulations may result in enforcement action against us, including fines and imprisonment, and damage to our reputation, any of which may have an adverse effect on our business and operating results.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anticorruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we use various third parties to sell our platform and conduct our business abroad. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We intend to implement an anti-corruption compliance program prior to this offering and cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have an adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are required to comply with governmental export control laws and regulations. Our failure to comply with these laws and regulations could have an adverse effect on our business and operating results.

Our platform is subject to governmental, including United States and European Union, export control laws and regulations. U.S. export control laws and regulations and economic sanctions prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments, and persons, and complying with export control and sanctions regulations for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. While we take precautions to prevent our platform from being exported in violation of these laws, if we were to fail to comply with U.S. export laws, U.S. Customs regulations and import regulations, U.S. economic sanctions, and other countries’ import and export laws, we could be subject to substantial civil and criminal penalties, including fines for the company and incarceration for responsible employees and managers, and the possible loss of export or import privileges.

We incorporate encryption technology into certain of our products. Encryption products may be exported outside of the United States only with the required export authorization including by license, a license exception or other appropriate government authorization. In addition, various countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Although we take precautions to prevent our products from being provided in violation of such laws, we cannot assure you that inadvertent violations of such laws have not occurred or will not occur in connection with the distribution of our products despite the precautions we take. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international sales and adversely affect our operating results.

Further, if our channel or other partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be harmed, become the subject of government investigations or penalties, and incur reputational harm. Changes in our platform or changes in export and import regulations may create delays in the introduction of our platform in international markets, prevent our customers with international operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import laws or regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our platform to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely harm our business, financial condition, and operating results.

If we are unable to recruit or retain skilled personnel, or if we lose the services of any of our senior management or other key personnel, our business, operating results, and financial condition could be adversely affected.

Our future success depends on our continuing ability to attract, train, assimilate, and retain highly skilled personnel. We face intense competition for qualified individuals from numerous software and other technology companies. We may not be able to retain our current key employees or attract, train, assimilate, or retain other highly skilled personnel in the future. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors or other technology companies before we realize the benefit of our investment in recruiting and training them. As we move into new geographies, we will need to attract and recruit skilled personnel in those areas. If we are unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational, and managerial requirements, on a timely basis or at all, our business may be adversely affected. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees.

Further, several members of our management team have only been with our company for a short period of time, including two of our four executive officers who joined our company in 2016, and our management team has limited experience working together. If our management team cannot work together effectively or any member of our management team leaves our company, our business, operating results, and financial condition could be adversely affected.

Our future success also depends in large part on the continued service of senior management and other key personnel. In particular, we are highly dependent on the services of Dean A. Stoecker, the Chairman of our board of directors, Chief Executive Officer and a co-founder, and Edward P. Harding Jr., our Chief Technology Officer and a co-founder, both of whom are critical to the development of our technology, platform, future vision, and strategic direction. We rely on our leadership team in the areas of operations, security, marketing, sales, support, and general and administrative functions, and on individual contributors on our research and development team. Other than Messrs. Stoecker and Harding and Olivia Duane Adams, our Chief Customer Officer and a co-founder, our senior management and other key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. Mr. Stoecker’s, Mr. Harding’s, and Ms. Adams’ employment may only be terminated without cause with 30 days’ notice. If we lose the services of senior management or other key personnel, or if we are unable to attract, train, assimilate, and retain the highly skilled personnel we need, our business, operating results, and financial condition could be adversely affected.

If currency exchange rates fluctuate substantially in the future, the results of our operations, which are reported in U.S. dollars, could be adversely affected.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Although we expect an increasing number of sales contracts to be denominated in currencies other than the U.S. dollar in the future, the majority of our sales contracts have historically been denominated in U.S. dollars, and therefore, most of our revenue has not been subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our platform to our customers outside of the United States, which could adversely affect our business, operating results, financial condition, and cash flows. In addition, we incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of such expenses being higher. This could have a negative impact on our operating results. Although we may in the future decide to undertake foreign exchange hedging transactions to cover a portion of our foreign currency exchange exposure, we currently do not hedge our exposure to foreign currency exchange risks.

We may have exposure to additional tax liabilities.

We are subject to complex tax laws and regulations in the United States and a variety of foreign jurisdictions. All of these jurisdictions have in the past and may in the future make changes to their corporate income tax rates and other income tax laws which could increase our future income tax provision.

Our future income tax obligations could be affected by earnings that are lower than anticipated in jurisdictions where we have lower statutory rates and by earnings that are higher than anticipated in jurisdictions where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, changes in the amount of unrecognized tax benefits, or by changes in tax laws, regulations, accounting principles, or interpretations thereof.

Our determination of our tax liability is subject to review by applicable U.S. and foreign tax authorities. Any adverse outcome of such a review could harm our operating results and financial condition. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is complex and uncertain. Moreover, as a multinational business, we have subsidiaries that engage in many intercompany transactions in a variety of tax jurisdictions where the ultimate tax determination is complex and uncertain.

We are also subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes in the United States and various foreign jurisdictions. We have periodically been audited by tax authorities with respect to these non-income taxes and may have exposure to additional non-income tax liabilities which could have an adverse effect on our operating results and financial condition. In addition, our future effective tax rates could be favorably or unfavorably affected by changes in tax rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or their interpretation. Such changes could have an adverse impact on our financial condition.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may harm our operating results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.

We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. As of December 31, 2015, we had U.S. federal net operating loss carryforwards, or NOLs, of $61.0 million, which if not utilized will begin to expire in 2031, and state NOLs of $38.0 million, which if not utilized will begin to expire in 2024.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Future changes in our stock ownership, including as a result of this or future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our NOLs may also be impaired under similar provisions of state law. It is possible that any future ownership change could have a material effect on the use of our NOLs or other tax attributes. We have recorded a full valuation allowance related to our NOLs and other net deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets. Our NOLs may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

Economic uncertainty or downturns, particularly as it impacts particular industries, could adversely affect our business and operating results.

In recent years, the United States and other significant markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our customers and us to accurately forecast and plan future business activities, and could cause our customers to slow spending on our platform, which could delay and lengthen sales cycles. Furthermore, during uncertain economic times our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results would be negatively impacted.

Furthermore, we have customers in a variety of different industries. A significant downturn in the economic activity attributable to any particular industry, including, but not limited to, the retail and financial industries, may cause organizations to react by reducing their capital and operating expenditures in general or by specifically reducing their spending on information technology. In addition, our customers may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of our platform are perceived by customers and potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our platform. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and operating results could be materially adversely affected.

We may require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital may adversely affect our operating results and financial condition.

In order to support our growth and respond to business challenges, such as developing new features or enhancements to our platform to stay competitive, acquiring new technologies, and improving our infrastructure, we have made significant financial investments in our business and we intend to continue to make such investments. As a result, we may need to engage in equity or debt financings to provide the funds required for these investments and other business endeavors. If we raise additional funds through equity or convertible debt issuances, our existing stockholders may suffer significant dilution and these securities could have rights, preferences, and privileges that are superior to that of holders of our common stock. If we obtain additional funds through debt financing, we may not be able to obtain such financing on terms favorable to us. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be adversely affected, requiring us to delay, reduce, or eliminate some or all of our operations.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. If we fail to do so in a timely manner, or our internal control over financial reporting is not determined to be effective, this may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

As a public company, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Class A common stock.

This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the             .

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that our corporate culture has been vital to our success, including in attracting, developing, and retaining personnel, as well as our customers. As we continue to grow and face industry challenges, it may become more challenging to maintain that culture. In addition, we plan to expand our international operations into other countries in the future, which may impact our culture as we seek to find, hire, and integrate additional employees while maintaining our corporate culture. If we are unable to maintain our corporate culture, we could lose the innovation, passion, and dedication of our team and as a result, our business and ability to focus on our corporate objectives may be harmed.

Future acquisitions of, or investments in, other companies, products, or technologies could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

Our business strategy may, from time to time, include acquiring other complementary products, technologies, or businesses. We also may enter into relationships with other businesses in order to expand our platform, which could involve preferred or exclusive licenses, additional channels of distribution, or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we can make no assurance that these transactions once undertaken and announced, will close.

These kinds of acquisitions or investments may result in unforeseen operating difficulties and expenditures. If we acquire businesses or technologies, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty integrating the accounting systems, operations, and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•	difficulty converting the customers of the acquired business onto our platform and contract terms;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities.

In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures, and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. These challenges related to acquisitions or investments could adversely affect our business, operating results, financial condition, and prospects.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. Accounting for revenue from sales of subscriptions to software is particularly complex, is often the subject of intense scrutiny by the SEC, and will evolve as FASB continues to consider applicable accounting standards in this area.

For example, the FASB and the International Accounting Standards Board are working to converge certain accounting principles and facilitate more comparable financial reporting between companies that are required to follow GAAP and those that are required to follow International Financial Reporting Standards, or IFRS. In connection with these initiatives, the FASB issued new accounting standards for revenue recognition that replace most existing revenue recognition guidance. Although we are currently in the process of evaluating the impact of these new standards on our consolidated financial statements, it could change the way we account for certain of our sales transactions, or the costs to obtain or fulfill a contract with a customer. Adoption of the standard could have a significant impact on our financial statements and may retroactively affect the accounting treatment of transactions completed before adoption depending on the method of adoption we select. The impact of the convergence of GAAP and IFRS, if any, on our financial statements is uncertain and may not be known until additional rules are proposed and adopted, which may or may not occur.

Our financial statements are subject to change and if our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Critical accounting policies and estimates used in preparing our consolidated financial statements include those related to revenue recognition, deferred commissions, accounting for income taxes, stock-based compensation expense, and valuation of our common stock. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class A common stock.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the first fiscal year in which our annual gross revenue is $1 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30.

We cannot predict if investors will find our Class A common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future operating results may not be as comparable to the operating results of certain other companies in our industry that adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Risks Related to this Offering and Ownership of Our Class A Common Stock

There has been no prior public market for our Class A common stock, the stock price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations among the underwriters, us, and the selling stockholders and may vary from the market price of our Class A common stock following this offering. The market prices of the securities of newly public companies such as us have historically been highly volatile. The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	actual or anticipated fluctuations in our revenue and other operating results;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	negative publicity related to the real or perceived quality of our platform, as well as the failure to timely launch new products and services that gain market acceptance;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant technical innovations,

•	acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	lawsuits threatened or filed against us;

•	developments or disputes concerning our intellectual property or our platform, or third-party proprietary rights;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales of shares of our Class A common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies, and technology companies in particular, have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions, we, all of our directors and executive officers, and substantially all of the holders of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, are subject to market stand-off agreements or have agreed not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of each of Goldman, Sachs & Co. and J.P. Morgan Securities LLC on behalf of the underwriters, for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, as of September 30, 2016, we had options outstanding that, if fully exercised, would result in the issuance of 11,479,164 shares of Class B common stock. We also granted 1,704,600 options to purchase shares of our Class B common stock and 746,250 RSUs subsequent to September 30, 2016. All of the shares of Class B common stock issuable upon the exercise or settlement of stock options and RSUs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.

Immediately following this offering, the holders of              shares of our Class B common stock have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

We may also issue our shares of Class A common stock or securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our Class A common stock to decline.

The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of this offering, including our directors, executive officers, and 5% stockholders who will hold in the aggregate         % of the voting power of our capital stock following the completion of this offering, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Following this offering, our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, will hold in the aggregate         % of the voting power of our capital stock. Because of the ten-to-one voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval until the earliest of (i) the date specified by a vote of the holders of 66 2/3% of the outstanding shares of Class B common stock, (ii) ten years from the effective date of this offering, or (iii) the date the shares of Class B common stock cease to represent at least 10% of all outstanding shares of our common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See the section titled “Description of Capital Stock—Anti-Takeover Provisions” for additional information.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

An active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on             , however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of Class A common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations between us, the underwriters, and the selling stockholders and may not bear any relationship to the market price at which our Class A common stock will trade after this offering or to any other established criteria of the value of our business and prospects.

Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance of              shares of Class A common stock in this offering, you will experience immediate dilution of $            per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of September 30, 2016. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding stock options and RSUs are exercised or settled, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our Class A common stock, you could experience further dilution. See the section titled “Dilution” for additional information.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, operating results, and prospects could be harmed, and the market price of our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that for the foreseeable future we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and limit the market price of our Class A common stock.

Provisions in our restated certificate of incorporation and restated bylaws that will be in effect immediately following the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and restated bylaws include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the chairman of our board of directors, our chief executive officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	provide for a dual class common stock structure in which holders of our Class B common stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Moreover, Section 203 of the DGCL may discourage, delay, or prevent a change of control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potentially,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information the sources set forth below. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the market for our platform. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, including reports prepared by IDC and Harvard Business Review that we sponsored or commissioned, or other publicly available information, as well as other information based on our internal sources. The IDC and Harvard Business Review reports described herein represent data, research, opinions, or viewpoints prepared by IDC and Harvard Business Review. These reports speak as of their original publication dates (and not as of the date of this prospectus) and the opinions expressed in the reports are subject to change without notice.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are provided below:

•	Bain & Company, Big Data: The organizational challenge, September 2013.

•	Harvard Business Review, Data Blending: A Powerful Method for Faster, Easier Decisions (sponsored by Alteryx), August 2015.

•	IDC, The Digital Universe of Opportunities: Rich Data and the Increasing Value of the Internet of Things, April 2014.

•	IDC, The State of Self-Service Data Preparation and Analysis Using Spreadsheets (commissioned by Alteryx), December 2016.

•	IDC, Worldwide Business Analytics Software Forecast, 2016–2020, August 2016.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $             million, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that our net proceeds would be approximately $             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive from this offering by approximately $            million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $             million, assuming that the assumed initial public offering price of $             per share remains the same, and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and enable access to the public equity markets for us and our stockholders, increase awareness of our company, and improve our competitive position. We intend to use the net proceeds that we receive from this offering for working capital and other general corporate purposes, including research and development and sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to invest in or acquire complementary businesses, products, services, technologies, or other assets. However, we do not have any agreements or commitments for any specific acquisitions or investments at this time.

We currently have no specific plans for the use of the net proceeds that we receive from this offering. Accordingly, we will have broad discretion in using these proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use, we plan to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not expect to pay dividends on our capital stock for the foreseeable future. Instead, we anticipate that all of our earnings for the foreseeable future will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our operating results, financial condition, and capital requirements, restrictions that may be imposed by applicable law, and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and short-term investments and capitalization as of September 30, 2016 on:

•	an actual basis;

•	a pro forma basis to give effect to (i) the redesignation of our outstanding common stock as Class B common stock in 2017, (ii) the automatic conversion of 29,293,194 shares of our convertible preferred stock outstanding as of September 30, 2016 into an equivalent number of shares of our Class B common stock, and (iii) the filing and effectiveness of our restated certificate of incorporation; and

•	a pro forma as adjusted basis to give effect to the adjustments described above and (i) the sale by us of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and

(ii) the automatic conversion of shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering.

You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of September 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
		(unaudited)
Cash and cash equivalents and short-term investments	$45,281	$45,281	$

Redeemable convertible preferred stock, $0.0001 par value per share: 29,797,959 shares authorized, 29,293,194 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	$97,206	$—	$

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share: 112,050,000 shares authorized, 65,172,097 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	7	—
Class A common stock, $0.0001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock, $0.0001 par value per share: no shares authorized, issued, and outstanding, actual; shares authorized, 94,465,291 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—	10
Additional paid-in capital	9,321	106,524
Notes receivable from stockholders	(2,237)	(2,237)
Accumulated deficit	(78,849)	(78,849)
Accumulated other comprehensive loss	(6)	(6)

Total stockholders’ equity (deficit)	(71,764)	25,442

Total capitalization	$25,442	$25,442	$

(1)	The pro forma as adjusted information presented is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $ million, assuming that the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization would increase by approximately $ million, after deducting the estimated underwriting discounts and commissions payable by us, and we would have shares of our Class A common stock and shares of our Class B common stock issued and outstanding, pro forma as adjusted.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based upon no shares of our Class A common stock and 94,465,291 shares of our Class B common stock outstanding as of September 30, 2016 (without giving effect to the automatic conversion of shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering) and does not include:

•	11,479,164 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $2.31 per share;

•	1,704,600 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after September 30, 2016, with an exercise price of $6.15 per share;

•	746,250 shares of our Class B common stock issuable upon the vesting of RSUs granted after September 30, 2016; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 1,380,346 shares of Class B common stock reserved for future issuance under our 2013 Plan as of September 30, 2016 (which number of shares is prior to (a) the options to purchase shares of Class B common stock and RSUs granted after September 30, 2016) and (b) an increase of 2,300,000 shares of our Class B common stock reserved for future issuance in November 2016), (ii) shares of Class A common stock reserved for future issuance under our 2017 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii) shares of Class A common stock reserved for issuance under our 2017 ESPP, which will become effective on the date of this prospectus.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2013 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2017 Plan, and we will cease granting awards under the 2013 Plan. Our 2017 Plan and 2017 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Our pro forma net tangible book value as of September 30, 2016 was $             million, or $             per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2016, after giving effect to (i) the redesignation of our outstanding common stock as Class B common stock in                      2017, (ii) the automatic conversion of 29,293,194 shares of our convertible preferred stock outstanding as of September 30, 2016 into an equivalent number of shares of our Class B common stock, and (iii) the filing and effectiveness of our restated certificate of incorporation.

Pro forma as adjusted net tangible book value per share reflects the pro forma adjustments described above and the sale by us of              shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of September 30, 2016 would have been $             million, or $             per share. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to investors purchasing shares of Class A common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2016	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             and would increase (decrease) dilution per share to investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             per share and would increase (decrease) dilution per share to investors in this offering by $             per share, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, and the

dilution in pro forma net tangible book value per share to new investors in this offering would be $             per share of common stock.

The following table presents, on a pro forma as adjusted basis as described above, as of September 30, 2016, the differences between our existing stockholders and the investors purchasing shares of our Class A common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in this offering

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $             million and increase (decrease) the percent of total consideration paid by new investors by         %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Sales of shares of Class A common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                     , or approximately         % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to                     , or approximately         % of the total shares of common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock from us. After giving effect to sales of shares in this offering by us and the selling stockholders, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or RSUs or any stock options are exercised or RSUs settle, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

The number of shares of our Class A and Class B common stock to be outstanding after this offering is based upon no shares of our Class A common stock and 94,465,291 shares of our Class B common stock outstanding as of September 30, 2016 (without giving effect to the automatic conversion of shares of our Class B common stock into an equivalent number of shares of our Class A common stock upon their sale by the selling stockholders in this offering) and does not include:

•	11,479,164 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of September 30, 2016, with a weighted-average exercise price of $2.31 per share;

•	1,704,600 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after September 30, 2016, with an exercise price of $6.15 per share;

•	746,250 shares of our Class B common stock issuable upon the vesting of RSUs granted after September 30, 2016; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (i) 1,380,346 shares of Class B common stock reserved for future issuance under our 2013 Plan, as of September 30, 2016 (which number of shares is prior to (a) the options to purchase shares of Class B common stock and RSUs granted after September 30, 2016) and (b) an increase of 2,300,000 shares of our Class B common stock reserved for future issuance in November 2016), (ii) shares of Class A common stock reserved for future issuance under our 2017 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iii) shares of Class A common stock reserved for issuance under our 2017 ESPP, which will become effective on the date of this prospectus.

On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2013 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2017 Plan, and we will cease granting awards under the 2013 Plan. Our 2017 Plan and 2017 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Employee Benefit Plans” for additional information.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. We derived our selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our selected consolidated statements of operations data for the nine months ended September 30, 2015 and 2016 and our selected consolidated balance sheet data as of September 30, 2016 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared in accordance with GAAP, on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our consolidated financial position as of September 30, 2016 and our consolidated results of operations for the nine months ended September 30, 2015 and 2016. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year or any other period. You should read the following selected consolidated financial data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands, except per share data)
			(unaudited)
Consolidated Statements of Operations Data:
Revenue	$37,984	$53,821	$38,367	$60,828
Cost of revenue(1)	8,533	10,521	7,399	10,606

Gross profit	29,451	43,300	30,968	50,222

Operating expenses:
Research and development(1)	7,787	11,103	7,571	12,419
Sales and marketing(1)	24,612	43,244	31,083	42,530
General and administrative(1)	17,264	10,039	6,230	11,623

Total operating expenses	49,663	64,386	44,884	66,572

Loss from operations	(20,212)	(21,086)	(13,916)	(16,350)
Other expense, net	(81)	(186)	(142)	(562)

Loss before provision for income taxes	(20,293)	(21,272)	(14,058)	(16,912)
Provision for income taxes	36	178	72	148

Net loss	$(20,329)	$(21,450)	$(14,130)	$(17,060)

Less: Accretion of Series A redeemable convertible preferred stock	(1,669)	(2,603)	(1,335)	(4,466)

Net loss attributable to common stockholders	$(21,998)	$(24,053)	$(15,465)	$(21,526)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.68)	$(0.38)	$(0.25)	$(0.33)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	32,224	63,394	62,470	64,779

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$(0.24)		$(0.18)

Weighted-average pro forma shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(2)		87,789		94,072

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands)
			(unaudited)
Cost of revenue	$34	$34	$20	$72
Research and development	1,081	239	97	243
Sales and marketing	183	800	487	942
General and administrative	9,379	409	235	1,077

Total	$10,677	$1,482	$839	$2,334

(2)	See Notes 2 and 16 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and pro forma net loss per share attributable to common stockholders, basic and diluted.

	As of December 31,		As of September 30, 2016
	2014	2015
	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$24,642	$39,570	$45,281
Working capital	9,220	14,842	17,231
Total assets	48,669	97,138	92,807
Deferred revenue—current	28,927	44,179	52,609
Redeemable convertible preferred stock	41,618	92,740	97,206
Total stockholders’ deficit	(31,671)	(52,911)	(71,764)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our “Selected Consolidated Financial Data” and our consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements below. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading provider of self-service data analytics software. Our software platform enables organizations to dramatically improve business outcomes and the productivity of their business analysts. Our subscription-based platform allows organizations to easily prepare, blend, and analyze data from a multitude of sources and more quickly benefit from data-driven decisions. The ease-of-use, speed, and sophistication that our platform provides is enhanced through intuitive and highly repeatable visual workflows. We aim to make our platform as ubiquitous in the workplace as spreadsheets are today.

Our platform includes Alteryx Designer, our data preparation, blending, and analytics product deployable in the cloud and on premise, and Alteryx Server, our secure and scalable product for sharing and running analytic applications in a web-based environment. In addition, Alteryx Analytics Gallery, our cloud-based collaboration offering, is a key feature of our platform allowing users to share workflows in a centralized repository. Our platform has been adopted by organizations across a wide variety of industries and sizes. As of September 30, 2016, we had 2,047 customers in more than 50 countries, including over 250 of the Global 2000 companies.

We derive substantially all of our revenue from subscriptions for use of our platform. Our software can be licensed for use on a desktop or server, or it can be delivered through a hosted model. Subscription periods for our platform generally range from one to three years and the subscription fees are typically billed annually in advance. We recognize revenue from subscription fees ratably over the term of the contract. Revenue from subscriptions represented over 90% of revenue for the year ended December 31, 2014 and over 95% of revenue for the year ended December 31, 2015 and for each of the nine months ended September 30, 2015 and 2016. We also generate revenue from professional services, including training and consulting services.

We employ a “land and expand” business model. Our go-to-market approach often begins with a free trial and is followed by an initial purchase of our platform. As organizations realize the benefits derived from our platform, use frequently spreads across departments, divisions, and geographies through word-of-mouth, collaboration, and standardization of business processes. Over time, many of our customers find that the use of our platform is more strategic in nature and our platform becomes a fundamental element of their regular analytical processes.

We sell our platform primarily through direct sales and marketing channels utilizing a wide range of online and offline sales and marketing activities. In addition, we have cultivated strong relationships with channel partners to help us extend the reach of our sales and marketing efforts, especially internationally. Our channel partners include technology alliances, system integrators, management consulting firms, and value-added resellers. These channel partners also provide solution-based selling, services, and training internationally.

We have grown rapidly in recent periods, with revenue for the years ended December 31, 2014 and 2015 of $38.0 million and $53.8 million, respectively, representing year-over-year growth of 42%. For the nine months ended September 30, 2015 and 2016, our revenue was $38.4 million and $60.8 million, respectively, representing period-over-period growth of 59%. Our customer base has also increased from 627 as of December 31, 2014 to 2,047 as of September 30, 2016. In addition, our employee headcount has increased from 206 to 413 over the same period. We have made significant investments to grow our business, including in sales and marketing, infrastructure, operations, and headcount. We have incurred net losses for the years ended December 31, 2014 and 2015 of $20.3 million and $21.5 million, respectively, and $14.1 million and $17.1 million for the nine months ended September 30, 2015 and 2016, respectively. We had an accumulated deficit of $78.8 million as of September 30, 2016.

Key Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including those described below. While these areas present significant opportunity, they also present risks that we must manage to achieve successful results. For more information about these risks, see the section titled “Risk Factors” included elsewhere in this prospectus. If we are unable to address these risks, our business and operating results could be adversely affected.

Expansion and Further Penetration of Our Customer Base. We employ a “land and expand” business model that focuses on efficiently acquiring new customers and growing our relationships with existing customers over time. As the chart below illustrates, we have a history of attracting new customers for specific use cases, departments, or divisions, and expanding their spend with us over time. Building upon this success, we believe significant opportunity exists for us to acquire new customers, as well as expand existing customers’ use of our platform by identifying additional use cases, departments, and divisions for our platform and increasing the number of users within our existing customers’ organizations. We believe this expansion would provide us with substantial operating leverage because the costs to expand sales within existing customers are significantly less than the costs to acquire new customers. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to continue landing new customers and expanding the adoption of our platform by additional users within their organizations.

The chart above reflects annualized revenue from subscriptions for the group of customers that became customers in each respective cohort year. A cohort is a grouping of customers by the year specified. For example, the 2014 cohort includes all customers whose initial subscription start date was between January 1, 2014 and December 31, 2014. We calculate initial annualized revenue from subscriptions for any given cohort year as the sum of the revenue from subscriptions from each customer in the cohort one month after the subscription start date in the initial period, multiplied by 12. We calculate annualized revenue from subscriptions from subsequent years for any cohort as the sum of the total annual revenue from subscriptions in the period. As of September 30, 2016, our annualized revenue from subscriptions for each of our 2014 and 2015 cohorts represents an increase over the initial annualized revenue from subscriptions for such cohort of approximately 2.6 times and 1.7 times, respectively.

International Expansion.    We have recently increased our focus on international markets. For the year ended December 31, 2015 and for the nine months ended September 30, 2016, we derived 14% and 18% of our revenue outside of the United States, respectively. We believe that the global opportunity for self-service data analytics solutions is significant, and should continue to expand as organizations outside the United States seek to adopt self-service platforms as we have experienced with our existing customers. To capitalize on this opportunity, we intend to continue to invest in growing our presence internationally. Our growth and the success of our initiatives in markets outside of the United States will depend on the continued adoption of our platform by our existing customers, as well as our ability to attract new customers.

Investment in Growth.    We plan to continue investing in our business so that we can capitalize on our market opportunity. We intend to continue to add headcount to our global sales and marketing team to acquire new customers and to increase sales to existing customers. We intend to continue to add headcount to our research and development team to extend the functionality and range of our platform by bringing new and improved products and services to our customers. We believe that these investments will contribute to our long-term growth, although they may adversely affect our operating results in the near term.

Market Adoption of Our Platform.    A key focus of our sales and marketing efforts is to continue creating market awareness about the benefits of our platform. While we cannot predict customer adoption rates and demand, the future growth rate and size of the self-service data analytics market, or the introduction of competitive products and services, our business and operating results will be significantly affected by the degree to and speed with which organizations adopt self-service data analytics solutions and our platform.

Key Business Metrics

We review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions:

Number of Customers. We believe that our ability to expand our customer base is a key indicator of our market penetration, the growth of our business, and our future potential business opportunities. We define a customer at the end of any particular period as an entity with a subscription agreement that runs through the current or future period as of the measurement date. Organizations with free trials have not entered into a subscription agreement and are not considered customers. A single organization with separate subsidiaries, segments, or divisions that use our platform may represent multiple customers, as we treat each entity that is invoiced separately as a single customer. In cases where customers subscribe to our platform through our channel partners, each end customer is counted separately.

The following table summarizes the number of our customers at each quarter end for the periods indicated:

	As of
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016
Customers	760	961	1,140	1,398	1,578	1,834	2,047

Dollar-Based Net Revenue Retention Rate.    We believe that our dollar-based net revenue retention rate is a key measure to provide insight into the long-term value of our customers and our ability to retain and expand revenue from our customer base over time. Our dollar-based net revenue retention rate is a trailing four-quarter average of the subscription revenue from a cohort of customers in a quarter as compared to the same quarter in the prior year. To calculate our dollar-based net revenue retention rate, we first identify the cohort of customers that were customers in the same quarter of the prior year. This only includes customers with active subscriptions for the entirety of the prior measurement period. The dollar-based net revenue retention rate excludes revenue from professional services from that cohort.

The following table summarizes our dollar-based net revenue retention rate for each quarter for the periods indicated:

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016
Dollar-Based Net Revenue Retention Rate	123%	124%	125%	122%	126%	127%	129%

Components of Our Results of Operations

Revenue

We derive our revenue primarily from the sale of software subscriptions. Revenue from subscriptions reflects the revenue recognized from sales of licenses to our platform to new customers and additional licenses to existing customers. Subscription fees are based primarily on the number of users of our platform. We recognize subscription revenue ratably over the term of the contract, commencing with the date on which the platform is first made available to the customer, and when all other revenue recognition criteria are met. Our subscription agreements generally have terms ranging from one to three years and are billed annually in advance. Subscriptions are generally non-cancelable during the subscription term and subscription fees are non-refundable. Our subscription agreements provide for unspecified future updates, upgrades, and enhancements, and technical product support. We also generate revenue from licensing third-party syndicated data packaged with subscriptions, which we recognize ratably over the subscription period. We also derive revenue from professional services fees earned for consulting engagements related to training customers and channel partners, and consulting services. Revenue from professional services relating to training results from contracts to provide educational services to customers and channel partners regarding the use of our technologies and is recognized as the services are provided. Consulting revenue is recognized on a time and materials basis as services are provided. Revenue from professional services represented less than 10% of revenue for each of the years ended December 31, 2014 and 2015 and for the nine months ended September 30, 2015 and 2016. Over the long term, we expect our revenue from professional services to decrease as a percentage of our revenue. In addition, due to our “land and expand” business model, we believe that a substantial majority of our revenue in any given period is attributable to our existing customers compared to new customers.

For a description of our revenue recognition policies, see the section titled “—Critical Accounting Policies and Estimates.”

Cost of Revenue

Cost of revenue consists primarily of employee-related costs, including salaries and bonuses, stock-based compensation expense, and employee benefit costs associated with our customer support and professional services organizations. It also includes expenses related to hosting and operating our cloud infrastructure in a third-party data center, licenses of third-party syndicated data, and related overhead expenses. The majority of our cost of revenue does not fluctuate directly with increases in revenue.

We allocate shared overhead costs such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost revenue.

We intend to continue to invest additional resources in our cloud infrastructure. We expect that the cost of third-party data center hosting fees will increase over time as we continue to expand our cloud-based offering.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin has fluctuated and may fluctuate from period to period based on a number of factors, including the mix of products and services we sell, the channel through which we sell our products and services, and, to a lesser degree, the utilization of customer support and professional services resources, as well as third-party hosting and syndicated data fees in any given period. We expect our gross margin to increase modestly over the long term, although our gross margin may fluctuate from period to period depending on the interplay of the factors discussed above.

Operating Expenses

Our operating expenses are classified as research and development, sales and marketing, and general and administrative. For each of these categories, the largest component is employee-related costs, which include salaries and bonuses, stock-based compensation expense, and employee benefit costs. We allocate shared overhead costs such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category.

Research and development.    Research and development expense consists primarily of employee-related costs, including salaries and bonuses, stock-based compensation expense, and employee benefits costs, for our research and development employees, depreciation of equipment used in research and development, third-party contractors, and related allocated overhead costs.

We expect research and development expenses to continue to increase in absolute dollars for the foreseeable future as we continue to increase the functionality and otherwise enhance our platform and develop new products and services. However, we expect research and development expense to decrease as a percentage of revenue over the long term, although research and development expense may fluctuate as a percentage of revenue from period to period due to the seasonality of revenue and the timing and extent of these expenses.

Sales and marketing.    Sales and marketing expense consists primarily of employee-related costs, including salaries and bonuses, sales commissions, stock-based compensation expense, and employee benefits costs, for our sales and marketing employees, marketing programs, and related allocated overhead costs. Our sales and marketing employees include quota-carrying headcount, sales operations, and administration, marketing, and management. Marketing programs consist of advertising, promotional events such as our U.S. and European Inspire user conferences, corporate communications, brand building, and product marketing activities such as online lead generation.

We plan to continue to invest in sales and marketing by expanding our global promotional activities, building brand awareness, attracting new customers, and sponsoring additional marketing events. The timing of these events, such as our annual sales kickoff in the first quarter and our annual U.S. and European Inspire user conferences in the second and third quarters, respectively, will affect our sales and marketing expense in a particular quarter. We expect sales and marketing expense to continue to increase in absolute dollars for the foreseeable future as we continue to expand our sales force both in the United States and internationally, and to continue to be our largest operating expense category. However, we expect sales and marketing expense to decrease as a percentage of revenue over the long term, although sales and marketing expense may fluctuate as a percentage of revenue from period to period due to the seasonality of revenue and the timing and extent of these expenses.

General and administrative.    General and administrative expense consist primarily of employee-related costs, including salaries and bonuses, stock-based compensation expense, and employee benefits costs, for our executive officers and finance, legal, human resources, and administrative personnel, professional fees for external legal, accounting, and other consulting services, and related allocated overhead costs.

We expect general and administrative expense to continue to increase in absolute dollars for the foreseeable future as we continue to grow and incur the costs associated with being a publicly traded company, including increased legal, audit, and consulting fees. However, we expect general and administrative expense to decrease as a percentage of revenue over the long term as we improve our processes, systems, and controls to enable our internal support functions to scale with the growth of our business, although general and administrative expense may fluctuate as a percentage of revenue from period to period due to the seasonality of revenue and the timing and extent of these expenses.

Other Expense, Net

Other expense, net, consists primarily of foreign exchange gains and losses from foreign currency transactions denominated in currency other than the functional currency (U.S. dollars), interest expense on our line of credit that we extinguished in 2015, and interest income from our available-for-sale investments.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. As we have expanded our international operations, we have incurred increased foreign tax expense, and we expect this trend to continue. We have a full valuation allowance for domestic net deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development. Due to our history of losses, we expect to maintain this full valuation allowance for the foreseeable future.

Results of Operations

The following table sets forth our results of operations for the periods indicated. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands)
			(unaudited)
Revenue	$37,984	$53,821	$38,367	$60,828
Cost of revenue(1)	8,533	10,521	7,399	10,606

Gross profit	29,451	43,300	30,968	50,222

Operating expenses:
Research and development(1)	7,787	11,103	7,571	12,419
Sales and marketing(1)	24,612	43,244	31,083	42,530
General and administrative(1)	17,264	10,039	6,230	11,623

Total operating expenses	49,663	64,386	44,884	66,572

Loss from operations	(20,212)	(21,086)	(13,916)	(16,350)
Other expense, net	(81)	(186)	(142)	(562)

Loss before provision for income taxes	(20,293)	(21,272)	(14,058)	(16,912)
Provision for income taxes	36	178	72	148

Net loss	$(20,329)	$(21,450)	$(14,130)	$(17,060)

(1)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands)
			(unaudited)
Cost of revenue	$34	$34	$20	$72
Research and development	1,081	239	97	243
Sales and marketing	183	800	487	942
General and administrative	9,379	409	235	1,077

Total	$10,677	$1,482	$839	$2,334

The following table sets forth selected historical financial data for the periods indicated, expressed as a percentage of revenue:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	22.5	19.5	19.3	17.4
Gross profit	77.5	80.5	80.7	82.6
Operating expenses:
Research and development	20.5	20.6	19.7	20.4
Sales and marketing	64.8	80.3	81.0	69.9
General and administrative	45.5	18.7	16.2	19.1
Total operating expenses	130.7	119.6	117.0	109.4
Loss from operations	(53.2)	(39.2)	(36.3)	(26.9)
Other expense, net	(0.2)	(0.3)	(0.4)	(0.9)
Loss before provision for income taxes	(53.4)	(39.5)	(36.6)	(27.8)
Provision for income taxes	0.1	0.3	0.2	0.2
Net loss	(53.5)	(39.9)	(36.8)	(28.0)

Comparison of the Nine Months Ended September 30, 2015 and 2016

Revenue

	Nine Months Ended September 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
	(unaudited)
Revenue	$38,367	$60,828	$22,461	59%

Revenue increased $22.5 million, or 59%, for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. We believe the increase in our revenue was primarily from additional sales to existing customers and, to a lesser extent, the increase in our total number of customers.

Cost of Revenue and Gross Margin

	Nine Months Ended September 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
	(unaudited)
Cost of Revenue	$7,399	$10,606	$3,207	43%
% of revenue	19%	17%
Gross margin	81%	83%

Cost of revenue increased $3.2 million, or 43%, for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. The increase in cost of revenue was primarily due to an increase in employee-related costs of $2.4 million due to higher headcount and the timing of when these employees were hired, and an increase of $0.5 million in allocated overhead expenses. A majority of the employees hired during the nine months ended September 30, 2015 were hired later in the period and so the corresponding increase in cost of revenue was not fully reflected in employee-related costs for that period. Employee-related costs for the nine months ended September 30, 2016 reflected the full cost of these employees and the additional employees hired in the three months ended December 31, 2015. As of September 30, 2016, we had 58 customer support, professional service, and fulfillment personnel compared to 52 as of September 30, 2015.

The increase in gross margin was the result of an increase in the proportion of revenue from subscriptions relative to revenue from professional services, partially offset by channel mix.

Research and Development

	Nine Months Ended September 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
	(unaudited)
Research and development	$7,571	$12,419	$4,848	64%
% of revenue	20%	20%

Research and development expense increased $4.8 million, or 64%, for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. The increase in research and development expense was primarily due to an increase in employee-related costs of $3.8 million due to higher headcount and an increase of $0.7 million in allocated overhead expenses. As of September 30, 2016, we had 97 research and development personnel compared to 62 as of September 30, 2015.

Sales and Marketing

	Nine Months Ended September 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
	(unaudited)
Sales and marketing	$31,083	$42,530	$11,447	37%
% of revenue	81%	70%

Sales and marketing expense increased $11.4 million, or 37%, for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. The increase in sales and marketing expense was primarily due to an increase in employee-related costs of $8.0 million due to higher headcount and an increase of $2.3 million in costs associated with marketing programs, including increased costs associated with our annual Inspire user conference in the United States and costs associated with our first Inspire user conference in Europe. As of September 30, 2016, we had 196 sales and marketing personnel compared to 143 as of September 30, 2015.

General and Administrative

	Nine Months Ended September 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
	(unaudited)
General and administrative	$6,230	$11,623	$5,393	87%
% of revenue	16%	19%

General and administrative expense increased $5.4 million, or 87%, for the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015. The increase in general and administrative expense was primarily due to an increase in employee-related costs of $3.3 million due to higher headcount as we continued to expand our infrastructure to support our growth and prepared to become a publicly traded company, and an increase in legal and professional fees of $0.6 million. As of September 30, 2016, we had 62 general and administrative personnel compared to 40 as of September 30, 2015.

Other Expense, Net

	Nine Months Ended September 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
	(unaudited)
Other expense, net	$(142)	$(562)	$(420)	*

*	Not meaningful.

Increases in other expense, net in the nine months ended September 30, 2016 as compared to the nine months ended September 30, 2015 was the result of foreign currency transaction losses from billings to customers and payments of operating expenses not denominated in U.S. dollars.

Provision for Income Taxes

	Nine Months Ended September 30,		Change
	2015	2016	Amount	%
	(in thousands, except percentages)
	(unaudited)
Provision for income taxes	$72	$148	$76	*

*	Not meaningful.

The increase in the provision for income taxes was primarily due to higher foreign taxes as a result of our global expansion during the year ended December 31, 2015.

Comparison of the Years Ended December 31, 2014 and 2015

Revenue

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Revenue	$37,984	$53,821	$15,837	42%

Revenue increased $15.8 million, or 42%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014. We believe the increase in our revenue was primarily from additional sales to existing customers and, to a lesser extent, the increase in our total number of customers.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Cost of revenue	$8,533	$10,521	$1,988	23%
% of revenue	22%	20%
Gross margin	78%	80%

Cost of revenue increased $2.0 million, or 23%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The increase in cost of revenue was primarily due to an increase in employee-related costs of $1.3 million due to higher headcount and an increase of $0.5 million in allocated overhead expenses. The increase in headcount during 2014 occurred primarily later in that period and so the corresponding increase in cost of revenue was not fully reflected in employee-related costs until 2015. As of December 31, 2015, we had 58 customer support, professional service, and fulfillment personnel compared to 38 as of December 31, 2014.

The increase in gross margin was the result of an increase in the proportion of revenue from subscriptions relative to revenue from professional services, partially offset by channel mix.

Research and Development

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Research and development	$7,787	$11,103	$3,316	43%
% of revenue	21%	21%

Research and development expense increased $3.3 million, or 43%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The increase in research and development expense was primarily due to an increase in employee-related costs of $2.7 million due to higher headcount and an increase of $0.8 million in allocated overhead expenses. The increase in research and development expense was partially offset by a reduction of $0.2 million in costs for third-party contractors. As of December 31, 2015, we had 71 research and development personnel compared to 45 as of December 31, 2014.

Sales and Marketing

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Sales and marketing	$24,612	$43,244	$18,632	76%
% of revenue	65%	80%

Sales and marketing expense increased $18.6 million, or 76%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The increase in sales and marketing expense was primarily due to an increase in employee-related costs of $14.0 million due to higher headcount and an increase of $1.4 million in costs associated with marketing programs, including increased costs associated with our annual Inspire user conference in the United States. As of December 31, 2015, we had 152 sales and marketing personnel compared to 95 as of December 31, 2014.

General and Administrative

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
General and administrative	$17,264	$10,039	$(7,225)	(42)%
% of revenue	45%	19%

General and administrative expense decreased $7.2 million, or 42%, for the year ended December 31, 2015 as compared to year ended December 31, 2014. In the year ended December 31, 2014, in conjunction with our Series B convertible preferred stock financing, we recorded $9.3 million in compensation expense associated with certain of our employees who agreed to sell common stock to participating investors. We did not incur a similar compensation expense in the year ended December 31, 2015. This decrease was partially offset by an increase in other employee-related costs of $1.8 million due to higher headcount as we continued to expand our infrastructure to support our growth. As of December 31, 2015, we had 45 general and administrative personnel compared to 28 as of December 31, 2014.

Other Expense, Net

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Other expense, net	$(81)	$(186)	$(105)	*

*	Not meaningful.

Increases in other expense, net in the year ended December 31, 2015 as compared to the year ended December 31, 2014 was the result of foreign currency transaction losses from billings to customers and payments of operating expenses not denominated in U.S. dollars.

Provision for Income Taxes

	Year Ended December 31,		Change
	2014	2015	Amount	%
	(in thousands, except percentages)
Provision for income taxes	$36	$178	$142	*

*	Not meaningful.

The increase in the provision for income taxes was primarily due to higher foreign taxes as a result of our global expansion during the year ended December 31, 2015.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage of revenue that each line item represented for each quarter. We prepared the quarterly unaudited consolidated statements of operations on a basis consistent with the audited consolidated financial statements included elsewhere in this prospectus. In our opinion, the financial information reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016
	(in thousands, unaudited)
Revenue	$11,527	$12,710	$14,130	$15,454	$18,394	$19,972	$22,462
Cost of revenue(1)	2,322	2,447	2,630	3,122	3,419	3,510	3,677

Gross profit	9,205	10,263	11,500	12,332	14,975	16,462	18,785

Operating expenses:
Research and development(1)	2,381	2,439	2,751	3,532	3,855	4,068	4,496
Sales and marketing(1)	9,039	11,352	10,692	12,161	13,630	15,444	13,456
General and administrative(1)	1,955	1,943	2,332	3,809	3,416	3,909	4,298

Total operating expenses	13,375	15,734	15,775	19,502	20,901	23,421	22,250

Loss from operations	(4,170)	(5,471)	(4,275)	(7,170)	(5,926)	(6,959)	(3,465)
Other income (expense), net	(44)	9	(107)	(44)	(90)	(188)	(284)

Loss before provision for income taxes	(4,214)	(5,462)	(4,382)	(7,214)	(6,016)	(7,147)	(3,749)
Provision for income taxes	1	1	70	106	37	53	58

Net loss	$(4,215)	$(5,463)	$(4,452)	$(7,320)	$(6,053)	$(7,200)	$(3,807)

(1)	Amounts include stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016
	(in thousands, unaudited)
Cost of revenue	$6	$7	$7	$14	$26	$22	$24
Research and development	35	28	34	142	73	71	99
Sales and marketing	117	185	185	313	310	324	308
General and administrative	72	78	85	174	228	374	475

Total	$230	$298	$311	$643	$637	$791	$906

The following table sets forth our results of operations data for each of the periods indicated as a percentage of revenue.

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016
	(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	20.1	19.3	18.6	20.2	18.6	17.6	16.4
Gross profit	79.9	80.7	81.4	79.8	81.4	82.4	83.6
Operating expenses:
Research and development	20.7	19.2	19.5	22.9	21.0	20.4	20.0
Sales and marketing	78.4	89.3	75.7	78.7	74.1	77.3	59.9
General and administrative	17.0	15.3	16.5	24.6	18.6	19.6	19.1
Total operating expenses	116.0	123.8	111.6	126.2	113.6	117.3	99.1
Loss from operations	(36.2)	(43.0)	(30.3)	(46.4)	(32.2)	(34.8)	(15.4)
Other income (expense), net	(0.4)	0.1	(0.8)	(0.3)	(0.5)	(0.9)	(1.3)
Loss before provision for income taxes	(36.6)	(43.0)	(31.0)	(46.7)	(32.7)	(35.8)	(16.7)
Provision for income taxes	—	—	0.5	0.7	0.2	0.3	0.3
Net loss	(36.6)	(43.0)	(31.5)	(47.4)	(32.9)	(36.1)	(16.9)

Quarterly Revenue Trends

Revenue has increased in each of the periods presented above primarily due to additional sales to existing customers and, to a lesser extent, our increase in total number of customers. We cannot assure you that this trend will continue, and we believe that we may experience seasonality in our revenue in the future.

We may experience variances in total customers over a particular quarter for a variety of business reasons, and the extent to which we gain or lose customers over a particular quarter will not necessarily reflect the changes in revenue in that quarter or in future periods. As a result of the foregoing factors, a slowdown in our ability to acquire new customers, expand our sales to existing customers, or renew agreements with existing customers may not be apparent in revenue for the quarter, as the revenue recognized in any quarter is primarily from customer agreements entered into in prior quarters.

Quarterly Expense Trends

Operating expenses generally have increased sequentially in every quarter primarily due to increases in headcount and other related expenses to support growth. We anticipate operating expenses will continue to increase in absolute dollars in future periods as we invest in the long-term growth of our business.

Seasonality

We have historically experienced seasonality in terms of when we enter into agreements with customers. We typically enter into a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the fourth quarter. The increase in customer agreements for the fourth quarter is attributable to large enterprise account buying patterns typical in the software industry.

Furthermore, we usually enter into a significant portion of agreements with customers during the last month, and often the last two weeks, of each quarter. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in revenue, due to the fact that we recognize revenue from subscriptions over the term of the subscription agreement, which is generally one to three years. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of future sales activity or performance.

In addition, we have experienced increased sales and marketing expenses associated with our annual sales kickoff in the first quarter and our annual U.S. and European Inspire user conferences in the second and third quarters, respectively. We held our first Inspire user conference in Europe in September 2016.

Liquidity and Capital Resources

As of September 30, 2016, we had $48.1 million of cash and cash equivalents and short-term and long-term investments in marketable securities. Since inception, we have financed operations primarily through the sale of equity securities and our operating activities. Between March 2011 and September 30, 2016, we generated aggregate proceeds of $86.7 million from the sale of preferred stock, net of issuance costs.

Our principal uses of cash are funding our operations and other working capital requirements. Cash used in operations for the year ended December 31, 2015 was $8.0 million and cash used in operations for the nine months ended September 30, 2016 was $9.2 million. Over the past several years, our revenue has increased significantly from year to year and, as a result, our cash flows from customer collections have increased. However, our operating expenses have also increased as we have invested in growing our business. Our operating cash requirements may increase in the future as we continue to invest in the strategic growth of our company.

Our future capital requirements and the adequacy of available funds will depend on many factors including the rate of our revenue growth, the timing and extent of our spending on research and development efforts and other business initiatives, the expansion of our sales and marketing activities, the timing of new product and service introductions, market acceptance of our platform, and overall economic conditions.

We believe that our existing cash and cash equivalents and short-term investments and any positive cash flows from operations will be sufficient to support our working capital and capital expenditure requirements for at least the next 12 months. To the extent existing cash and cash equivalents and short-term investments and cash from operations are not sufficient to fund future activities, we may need to raise additional funds. We may seek to raise additional funds through equity, equity-linked, or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness may have rights that are senior to holders of our equity securities and could contain covenants that restrict operations. Any additional equity or convertible debt financing may be dilutive to stockholders. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

Cash Flows

The following table sets forth cash flows for the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
	(in thousands)
			(unaudited)
Net cash used in operating activities	$(3,428)	$(8,035)	$(6,202)	$(9,194)
Net cash provided by (used in) investing activities	(1,581)	(40,359)	(2,029)	2,222
Net cash provided by (used in) financing activities	20,693	48,531	66,847	(501)

Operating Activities

Our net loss and cash flow from operating activities are significantly influenced by our investments in headcount and infrastructure to support anticipated growth. In addition, our net loss in recent periods has generally been significantly greater than our use of cash for operating activities due to our subscription-based model in which billings and collections occur in advance of revenue recognition and significant non-cash expenses such as stock-based compensation and depreciation and amortization.

For the nine months ended September 30, 2016, net cash used in operating activities was $9.2 million. Net cash used in operating activities primarily reflected our net loss of $17.1 million, partially offset by non-cash expenses that included $2.3 million of stock-based compensation and $1.2 million of depreciation and amortization, and changes in working capital. Working capital sources of cash included an $8.4 million increase in deferred revenue, primarily resulting from the growth in the number of customers invoiced during the period, a $2.6 million increase in accounts payable as a result of timing of payments to vendors, and a $1.3 million increase in other liabilities. These sources of cash were partially offset by a $3.3 million increase in accounts receivable as a result of increased billings to customers consistent with the overall growth of the business, a $2.4 million decrease in accrued payroll and payroll related liabilities resulting from the timing of payments and related expenses, and a $2.3 million increase in prepaid expenses primarily associated with deferred royalties on third-party syndicated data and timing of amortization.

For the nine months ended September 30, 2015, net cash used in operating activities was $6.2 million. Net cash used in operating activities primarily reflected our net loss of $14.1 million, partially offset by non-cash expenses that included $0.8 million of stock-based compensation and $0.5 million of depreciation and amortization, and changes in working capital. Changes in working capital primarily included a $0.9 million increase in accrued expenses resulting from our growth and timing of payments to vendors and a $3.5 million increase in deferred revenue, primarily resulting from the growth in the number of customers invoiced during the period.

For the year ended December 31, 2015, net cash used in operating activities was $8.0 million. Net cash used in operating activities primarily reflected our net loss of $21.5 million, partially offset by non-cash expenses that included $1.5 million of stock-based compensation, and $0.8 million of depreciation and amortization, and changes in working capital. Working capital sources of cash included a $15.3 million increase in deferred revenue, primarily resulting from the growth in the number of customers invoiced during the period, a $2.7 million increase in accrued payroll and payroll related liabilities associated with our growth in headcount and related expenses, $1.9 million in accrued expenses due to our growth and timing of payments, and a $0.9 million increase in other liabilities. These sources of cash were partially offset by a $6.2 million increase in accounts receivable and a $2.2 million increase in deferred commissions as a result of increased billings to customers consistent with the overall growth of the business, a $0.8 million decrease in accounts payable as a result of timing of payments to vendors, and a $0.8 million increase in prepaid expenses.

For the year ended December 31, 2014, net cash used in operating activities was $3.4 million. Net cash used in operating activities primarily reflected our net loss of $20.3 million, partially offset by non-cash expenses that included $10.7 million of stock-based compensation, and changes in working capital. Working capital sources included an $8.5 million increase in deferred revenue, primarily resulting from the growth in the number of customers invoiced during the period, a $1.3 million increase in accrued payroll and payroll related liabilities associated with our growth in headcount and related expenses, and a $0.7 million increase in other liabilities. These sources of cash were partially offset by a $2.7 million increase in accounts receivable, a $1.6 million in deferred commissions as a result of increased billings to customers consistent with the overall growth of our business, and a $0.8 million increase in prepaid expenses.

Investing Activities

Our investing activities consist primarily of purchases, sales and maturities of available-for-sale securities, and property and equipment purchases for computer-related equipment and leasehold improvements to leased office facilities.

Net cash provided by investing activities for the nine months ended September 30, 2016 was $2.2 million, consisting primarily of $11.4 million of maturities of investments, partially offset by $5.7 million of purchases of investments and $3.5 million of purchases of property and equipment associated with additional headcount and office locations.

Net cash used in investing activities for the nine months ended September 30, 2015 was $2.0 million, consisting of purchases of property and equipment associated with additional headcount and office locations.

Net cash used in investing activities for the year ended December 31, 2015 was $40.4 million, consisting primarily of $36.4 million of purchases of investments from the proceeds from the issuance of Series C convertible preferred stock, $2.7 million of purchases of property and equipment associated with additional headcount and office locations, and $1.2 million related to a change in restricted cash associated with deposits on new office locations.

Net cash provided by investing activities for the year ended December 31, 2014 was $1.6 million, consisting primarily of $1.1 million for the purchase of stock in a privately held company and $0.5 million of purchases of property and equipment.

Financing Activities

Our financing activities consist primarily of issuances of convertible preferred stock, proceeds from the exercise of stock options, our payment of our line of credit, and repurchases of our common stock.

Net cash used in financing activities for the nine months ended September 30, 2016 consisted primarily of $0.6 million of costs paid in connection with the issuance of Series C convertible preferred stock and a repurchase of common stock, partially offset by $0.3 million of proceeds from stock option exercises.

Net cash provided by financing activities for the nine months ended September 30, 2015 consisted primarily of $49.9 million of proceeds received from the issuance of Series C convertible preferred stock, net of issuance costs, $15.0 million of proceeds from issuance of common stock, and $1.9 million of advances from a line of credit.

Net cash provided by financing activities for the year ended December 31, 2015 consisted primarily of $49.6 million of proceeds received from the issuance of Series C convertible preferred stock, net of issuance costs, $35.0 million of proceeds from the issuance of common stock, $1.9 million of advances from a line of credit, and $0.7 million of proceeds from stock option exercises, partially offset by $34.8 million for repurchases of common stock and a $3.9 million repayment of the line of credit.

Net cash provided by financing activities for the year ended December 31, 2014 consisted primarily of $19.9 million of proceeds received from the issuance of Series B convertible preferred stock and $1.3 million of proceeds from option exercises, partially offset by $0.5 million of loans to stockholders.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations, including interest, as of September 30, 2016:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(in thousands, unaudited)
Capital leases	$823	$329	$494	$—	$—
Operating leases(1)	15,692	2,423	5,320	4,886	3,063
Purchase obligations(2)	4,168	2,887	1,281	—	—

Total	$20,683	$5,639	$7,095	$4,886	$3,063

(1)	We had leases that expire at various dates through 2023.
(2)	Purchase obligations relate primarily to non-cancellable agreements for license and royalty agreements.

In the ordinary course of business, we enter into agreements in which we may agree to indemnify clients, suppliers, vendors, lessors, channel partners, lenders, stockholders, and other parties with respect to certain matters, including losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. In addition, we have entered into indemnification agreements with our directors, executive officers, and other officers that will require us to indemnify them against liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2015 and September 30, 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Qualitative and Quantitative Disclosure About Market Risk

Foreign Currency Exchange Risk

Due to our international operations, we have foreign currency risks related to revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the British Pound and Euro. Our sales contracts are primarily denominated in the local currency of the customer making the purchase. In addition, a portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies where our operations are located. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenue and other operating results as expressed in U.S. dollars. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results.

We have experienced and will continue to experience fluctuations in net loss as a result of transaction gains or losses related to remeasuring certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. To date, we have not entered into derivatives or hedging transactions, as our exposure to foreign currency exchange rates has historically been partially hedged as our U.S. dollar denominated inflows have covered our U.S. dollar denominated expenses and our foreign currency denominated inflows have covered our foreign currency denominated expenses. However, we may enter into derivative or hedging transactions in the future if our exposure to foreign currency should become more significant.

Interest Rate Risk

We had cash and cash equivalents and short-term and long-term investments of $24.6 million, $61.1 million, and $48.1 million as of December 31, 2014 and 2015, and September 30, 2016, respectively. The carrying amount of our cash equivalents and investments in marketable securities reasonably approximates fair value, as a result of the short maturities of investment instruments used. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes. We do not have material exposure to market risk with respect to short-term and long-term investments, as any investments we enter into are primarily highly liquid investments. A hypothetical 10% increase in interest rates during the year ended December 31, 2015 or the nine months ended September 30, 2016 would not have had a material impact on our consolidated financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or operating results.

Emerging Growth Company Status

The JOBS Act permits us, as an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies and thereby allows us to delay the adoption of those standards until those standards would apply to private companies.

We have elected to use this extended transition period under the JOBS Act. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue, and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and operating results because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies and estimates are described below.

Revenue Recognition

Our revenue is derived from the licensing of subscription, time-based software, sale of a hosted version of our software, data subscription services, and professional services, including training and consulting services. The time-based subscriptions include post contract support, or PCS, which provides the customer the right to receive when-and-if-available unspecified future updates, upgrades and enhancements, and technical product support.

Revenue is recognized when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the product has been delivered or the service has been performed, the fee is fixed or determinable, and collection is probable or reasonably assured. Determining whether and when some of these criteria have been satisfied often involves exercising judgment and using estimates and assumptions that can have a significant impact on the timing and amount of revenue that is recognized. Invoiced amounts have been recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

We account for revenue from software and related products and services in accordance with Accounting Standard Codification, or ASC, 985-605, Software. For the duration of the license term, the customer receives coterminous PCS. We do not provide PCS on a standalone or renewal basis unless the customer renews the software subscription license and, as such, we are unable to determine vendor specific objective evidence of fair value, VSOE, of PCS. Accordingly, revenue for the subscription of time-based software licenses and PCS is recognized ratably beginning on the date the license is first made available to the customer and continuing through the end of the subscription term. Revenue from time-based software licenses and PCS comprised more than 90% of revenue for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016.

We also recognize revenue from the sale of a hosted version of our platform which is delivered pursuant to a hosting arrangement. Revenue from hosted services is recognized ratably beginning on the date the services are first made available to the customer and continuing through the end of the contractual service term. Hosted revenue arrangements are outside the scope of ASC 986-605 software revenue recognition guidance as customers do not have the right to take possession of the software code underlying our hosted solutions.

Our arrangements may include the resale of third-party syndicated data content pursuant to subscription arrangements, and professional services. Data subscriptions provide the customer the right to receive data that is updated periodically over the term of the license agreement, and revenue is recognized ratably over the contract period once the customer has access to the data. We recognize revenue from the sale of third-party syndicated data on a gross basis when (i) we are the primary obligor, (ii) we have latitude to establish the price charged, and (iii) we bear credit risk in the transaction. Revenue from professional services, which is comprised primarily of training and consulting services, is recognized on a time and materials basis as the services are provided.

We enter into multiple element revenue arrangements in which a customer may purchase a combination of software, data, and services. For multiple element arrangements that contain only software and software-related elements, revenue is allocated and deferred for the undelivered elements based on their VSOE. In situations where VSOE exists for all elements (delivered and undelivered), the revenue to be earned under the arrangement among the various elements is allocated based on their relative fair value. For arrangements where VSOE exists only for the undelivered elements, the full fair value of the undelivered elements is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered items is recognized as revenue. If VSOE does not exist for an undelivered service element, the revenue from the entire arrangement is recognized over the service period, once all services have commenced. Changes in assumptions or judgments or changes to the elements in a software arrangement could cause a material increase or decrease in the amount of revenue recognized in a particular period.

VSOE is determined for each element, or a group of elements sold on a combined basis, such as our software and PCS, based on historical stand-alone sales to third parties or the price to be charged when the product or service, or group of products or services, is available. In determining VSOE, a substantial majority of the selling prices for a product or service must fall within a reasonably narrow pricing range.

Revenue related to the delivered products or services is recognized only if (i) the above revenue recognition criteria are met, (ii) any undelivered products or services are not essential to the functionality of the delivered products and services, (iii) payment for the delivered products or services is not contingent upon delivery of the remaining products or services, and (iv) there is an enforceable claim to receive the amount due in the event that the undelivered products or services are not delivered.

For multiple-element arrangements that contain both software and non-software elements, revenue is allocated on a relative fair value basis to software or software-related elements as a group and any non-software elements separately based on the selling price hierarchy. The selling price for each deliverable is determined using VSOE of selling price, if it exists, or third-party evidence of fair value, or TPE. If neither VSOE nor TPE exist for a deliverable, best estimate of selling price, or BESP, is used. Once revenue is allocated to software or software-related elements as a group, revenue is recognized in accordance with software revenue accounting guidance. Revenue allocated to non-software elements is recognized in accordance with SAB Topic 13, Revenue Recognition. Revenue is recognized when revenue recognition criteria are met for each element.

Judgment is required to determine VSOE or BESP. For VSOE, we consider multiple factors including, but not limited to, product types, geographies, sales channels, and customer sizes and, for BESP, we also consider market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. Pricing practices taken into consideration include historic contractually stated prices, volume discounts, where applicable, and price lists. BESP is generally used for offerings that are not typically sold on a stand-alone basis or when the selling prices for a product or service do not fall within a reasonably narrow pricing range.

Revenue generated from sales arrangements through distributors is recognized in accordance with our revenue recognition policies as described above at the amount invoiced to the distributor. We recognize revenue at the net amount invoiced to the distributor, as opposed to the gross amount the distributor invoices their end-customer, as we have determined that (i) we are not the primary obligor in these arrangements, (ii) we do not have latitude to establish the price charged to the end-customer, and (iii) we do not bear credit risk in the transaction with the end-customer.

Deferred revenue includes amounts collected or billed in excess of revenue recognized. We recognize such amounts over the life of the contract upon meeting the revenue recognition criteria. Deferred revenue that will we will recognize during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue, which is included in other liabilities in our consolidated balance sheet.

Deferred Commissions

We defer commissions paid to our sales personnel and other commissioned employees. These costs are recoverable from future revenue associated with the noncancelable customer agreements that gave rise to the commissions. Deferred commissions are amortized to sales and marketing over the term the revenue is recognized. Commissions are considered direct and incremental costs to customer agreements and are generally paid in the period we receive payment from the customer under the associated customer agreement.

Stock-Based Compensation

We recognize stock-based compensation expense in accordance with the provisions of ASC 718, Compensation—Stock Compensation. ASC 718 requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors based on the grant date fair values of the awards. We use the Black-Scholes option-pricing method for valuing stock options. The fair value of an award, net of estimated forfeitures, is recognized as an expense over the requisite service period on a straight-line basis. Stock-based compensation expense is included in cost of revenue and operating expenses within our consolidated statements of operations and comprehensive loss based on the classification of the individual earning the award.

The determination of the grant date fair value of stock-based awards is affected by the estimated fair value per share of our common stock as well as other highly subjective assumptions, including, but not limited to, the expected term of the stock-based awards, expected stock price volatility, risk-free interest rates, and expected dividend yields, which are estimated as follows:

•	Fair value per share of our common stock. As our common stock is not publicly traded, we must estimate the fair value of common stock, as discussed in “—Valuation of Our Common Stock” below. Our board of directors will determine the fair value of our common stock until such time as our common stock commences trading on an established stock exchange or national market system.

•	Expected term. We determine the expected term of the awards using the simplified method, which estimates the expected term based on the average of the vesting period and contractual term of the stock option.

•	Expected volatility. Since a public market for our common stock has not existed and, therefore, we do not have a trading history of our common stock, we estimated the expected volatility based on the volatility of similar publicly held entities (referred to as “guideline companies”) over a period equivalent to the expected term of the awards. In evaluating the similarity of guideline companies to us, we considered factors such as industry, stage of life cycle, size, and financial leverage. We intend to continue to consistently apply this process using the same or similar guideline companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available.

•	Risk-free interest rate. The risk-free interest rate used to value our stock-based awards is based on the U.S. Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

•	Estimated dividend yield. The expected dividend was assumed to be zero as we have never declared or paid any cash dividends and do not currently intend to declare dividends in the foreseeable future.

In addition, we are required to estimate at the time of grant the expected forfeiture rate and only recognize expense for those stock-based awards expected to vest. Our estimated forfeiture rate is based on our estimate of pre-vesting award forfeitures.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change or we use different assumptions, stock-based compensation expense could be materially different in the future.

The following table presents the weighted-average assumptions used for stock options granted for each of the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Expected term (in years)	6.0	6.0	6.0	6.0
Expected volatility	48%	56%	48%	41%
Risk-free interest rate	2%	2%	2%	1%
Estimated dividend yield	—	—	—	—

Valuation of Our Common Stock

Prior to this offering, given the absence of an active market for our common stock, our board of directors was required to determine the fair value of our common stock at the time of each stock-based award based upon several factors, including consideration of input from management and contemporaneous third-party valuations.

The exercise price for all stock options granted was at the estimated fair value of the underlying common stock, as estimated on the date of grant by our board of directors in accordance with the guidelines outlined in the practice aid issued by the American Institute of Certified Public Accountants, titled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Each fair value estimate was based on a variety of factors, which included the following:

•	contemporaneous valuations performed by an unrelated third-party valuation firm;

•	the prices, rights, preferences, and privileges of our preferred stock relative to those of our common stock;

•	pricing and timing of transactions in our equity;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	the market performance of comparable publicly traded companies;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions; and

•	U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business generally using various valuation methods, including combinations of methods, as deemed appropriate under the circumstances applicable at the valuation date.

The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. To determine our peer group of companies, we considered public software enterprises and selected those that are similar to us in business model, stage of life cycle, and financial leverage. From these comparable companies, we determined a representative revenue multiple, which was then applied to our revenue to estimate our enterprise value. The resulting value was then discounted by a non-marketability factor (discount for lack of marketability, or DLOM) due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity.

The income approach estimates value based on the expectation of future cash flows that a company will generate from cash earnings and the proceeds from an ultimate disposition or perpetuity. These future cash flows are discounted to their present values using a discount rate derived from venture capital expected rates of return as published in financial literature. Consideration was also given to an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of the more recent valuation dates. In addition, we also considered an appropriate discount adjustment to recognize the lack of marketability for illiquid privately held equity.

The prior sale of company stock approach estimates value by considering any transactions of any class of the company’s equity. When considering these sales of the company’s equity, the valuation considers whether the transaction represents an arm’s length purchase, any associated strategic value by the purchaser, the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the financial condition of the company at the time of the sale.

Once an equity value was determined, our board of directors utilized one of the following methods to allocate the equity value to each of our classes of stock: (i) the option pricing method, or OPM; (ii) a probability weighted expected return method, or PWERM; or (iii) the hybrid method, which utilizes both the OPM and PWERM methods.

The OPM treats common stock and preferred stock as call options on a business, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock only has value if the funds available for distribution to the holders of common stock exceeds the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option.

The PWERM approach employs various market approach calculations depending upon the likelihood of various liquidation scenarios. For each of the various scenarios, an exit equity value is estimated and the rights and preferences for each share class are considered to allocate the equity value to the common stock. The value of the common stock is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event to obtain a net present value. Lastly, the net present value of the common stock is multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based upon discussions between our board of directors and our management team. Using the PWERM, the value of our common stock is based upon possible future events for our company.

Following this offering, valuation models, including the estimates and assumptions used in such models, will not be necessary to determine the fair value of our Class A common stock, as shares of our Class A common will be traded in the public market and the fair value of our Class A common stock will be determined based on the closing price of our Class A common stock as reported on the date of grant.

Based on the assumed initial public offering price per share of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of September 30, 2016 was $            , with $            million related to vested stock options. In addition, we granted 1,704,600 options to purchase shares of our Class B common stock and 746,250 RSUs subsequent to September 30, 2016 with a grant date fair value of $6.4 million.

Income Taxes

Our provision for income taxes, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect our best assessment of estimated future taxes to be paid. Significant judgments and estimates based on interpretations of existing tax laws or regulations in the United States and the numerous foreign jurisdictions where we are subject to income tax are required in determining our provision for income taxes. Changes in tax laws, statutory tax rates, and estimates of our future taxable income could impact the deferred tax assets and liabilities provided for in the consolidated financial statements and would require an adjustment to the provision for income taxes.

Deferred tax assets are regularly assessed to determine the likelihood they will be realized from future taxable income. A valuation allowance is established when we believe it is not more likely than not all or some of a deferred tax asset will be realized. In evaluating our ability to recover deferred tax assets within the jurisdiction in which they arise, we consider all available positive and negative evidence. Factors reviewed include the cumulative pre-tax book income for the past three years, scheduled reversals of deferred tax liabilities, our history of earnings and reliable forecasting, projections of pre-tax book income over the foreseeable future, and the impact of any feasible and prudent tax planning strategies.

We recognize the impact of a tax position in our consolidated financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. Tax authorities may examine our returns in the jurisdictions in which we do business and we regularly assess the tax risk of our return filing positions. Due to the complexity of some of the uncertainties, the ultimate resolution may result in payments that are materially different from our current estimate of the tax liability. These differences, as well as any interest and penalties, will be reflected in the provision for income taxes in the period in which they are determined.

Recently Adopted Accounting Pronouncements

In November 2015, the FASB issued Accounting Standards Update, or ASU, 2015-17, Balance Sheet Classification of Deferred Taxes, which eliminates the current requirement to present deferred tax liabilities and assets as current and non-current in a classified balance sheet. Instead, entities will be required to classify all deferred tax assets and liabilities as non-current. This guidance will be effective for reporting periods beginning after December 15, 2017. We early adopted this guidance in the year ended December 31, 2015 and applied it retrospectively. Adoption of this guidance did not have a significant impact on our disclosures or the results of operations or financial position.

New Accounting Pronouncements Not Yet Adopted

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 and should be applied using a retrospective transition method to each period presented. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We have not yet determined the timing of adoption. We currently present changes in restricted cash within investing activities and so the adoption of this guidance will result in changes in net cash flows from investing activities and to certain beginning and ending cash and cash equivalent totals shown on our consolidated statement of cash flows.

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, which removes the prohibition in ASC 740, Income Taxes, against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This guidance is intended to reduce the complexity of GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. This guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including presentation of cash flows relating to contingent consideration payments, proceeds from the settlement of insurance claims, and debt prepayment or debt extinguishment costs, among other matters. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of this guidance is required to be applied using a retrospective transition method to each period presented, unless impracticable to do so. We are currently evaluating the impact of this guidance on our consolidated statement of cash flows.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions and related tax impacts, the classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements, and other stock based compensation classification matters. This guidance is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 31, 2018. Early adoption is permitted in any interim or annual period. All of the amendments in the new guidance must be adopted in the same period. We are evaluating the potential impact of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, creating Topic 842, which requires lessees to record the assets and liabilities arising from all leases in the statement of financial position.

Under ASU 2016-2, lessees will recognize a liability for lease payments and a right-of-use asset. When measuring assets and liabilities, a lessee should include amounts related to option terms, such as the option of extending or terminating the lease or purchasing the underlying asset, that are reasonably certain to be exercised. For leases with a term of 12 months or less, lessees are permitted to make an accounting policy election to not recognize lease assets and liabilities. This guidance retains the distinction between finance leases and operating leases and the classification criteria remains similar. For financing leases, a lessee will recognize the interest on a lease liability separate from amortization of the right of use asset. In addition, repayments of principal will be presented within financing activities, and interest payments will be presented within operating activities in the statement of cash flows. For operating leases, a lessee will recognize a single lease cost on a straight-line basis and classify all cash payments within operating activities in the statement of cash flows. This guidance will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 and is required to be applied using a modified retrospective approach. Early adoption is permitted. We are evaluating the potential impact of this guidance on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05, Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance does not change the accounting for service contracts. This guidance is effective for annual periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016. Adoption of this guidance is not anticipated to have a material impact on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation, which amended Topic 810 with respect to the consolidation guidance for variable interest entities, which could change consolidation conclusions. This guidance is effective for reporting periods beginning after December 15, 2016. We are evaluating the potential impact of this guidance on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This guidance replaces most existing revenue recognition guidance. It provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year. During 2016, the FASB has continued to issue additional amendments to this new revenue guidance. This new revenue guidance will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted for annual periods beginning after December 15, 2016. We are evaluating the potential impact of this guidance on our consolidated financial statements.

The adoption dates included in the descriptions above under the sections titled “—Recently Adopted Accounting Pronouncements,” and “—New Accounting Pronouncements Not Yet Adopted,” are for private companies.

BUSINESS

Overview

We are a leading provider of self-service data analytics software. Our software platform enables organizations to dramatically improve business outcomes and the productivity of their business analysts. Our subscription-based platform allows organizations to easily prepare, blend, and analyze data from a multitude of sources and more quickly benefit from data-driven decisions. The ease-of-use, speed, and sophistication that our platform provides is enhanced through intuitive and highly repeatable visual workflows. We aim to make our platform as ubiquitous in the workplace as spreadsheets are today.

As the volume, velocity, and variety of data continue to expand, the ability to leverage this data for actionable insights has become increasingly foundational to modern business success. However, traditional data analysis tools and processes are slow, difficult to use, and resource-intensive, often requiring multiple steps by IT employees, data scientists, and other data workers to complete even the most basic analysis. As a result, these tools and processes are unable to keep pace with the rapid analytics demanded by organizations today.

Our platform democratizes access to data-driven insights by expanding the capabilities and analytical sophistication available to all data workers, ranging from business analysts to expert programmers and trained data scientists. We bring the fragmented analytic process into one simple and cohesive self-service experience, combining tasks that were previously distributed among multiple tools and parties. Our platform allows a single user to access various data sources, clean and prepare data, and perform a variety of analyses. This is done through visual workflows and an intuitive drag-and-drop interface that can eliminate the need to write code and reduce tedious, time-consuming tasks to a few mouse-clicks. The resulting opportunity is significant, as our platform can enable millions of underserved data workers to more effectively do their jobs.

Organizations of all sizes and across a wide variety of industries have adopted our platform. As of September 30, 2016, we had over 2,000 customers in more than 50 countries, including over 250 of the Global 2000 companies. Our platform is also leveraged by leading management consulting firms.

We employ a “land and expand” business model. Our go-to-market approach often begins with a free trial and is followed by an initial purchase of our platform. As organizations realize the benefits derived from our platform, use frequently spreads across departments, divisions, and geographies through word-of-mouth, collaboration, and standardization of business processes. Over time, many of our customers find that the use of our platform is more strategic in nature and our platform becomes a fundamental element of their regular analytical processes.

Customers license our platform under a subscription-based model, and we have seen rapid expansion as adoption spreads. For each of the last seven quarters, including the quarter ended September 30, 2016, our dollar-based net revenue retention rate has exceeded 120%. In addition, our customer base has increased from 627 as of December 31, 2014 to 2,047 as of September 30, 2016. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding our dollar-based net revenue retention rate and customers. For the years ended December 31, 2014 and 2015, our revenue was $38.0 million and $53.8 million, respectively, representing year-over-year growth of 42%. For the nine months ended September 30, 2015 and 2016, our revenue was $38.4 million and $60.8 million, respectively, representing period-over-period growth of 59%. We have made significant investments to grow our business, including in sales and marketing, infrastructure, operations, and headcount. We have incurred net losses for the years ended December 31, 2014 and 2015 of $20.3 million and $21.5 million, respectively, and for the nine months ended September 30, 2015 and 2016 of $14.1 million and $17.1 million, respectively.

Industry Background

Organizations Increasingly Need to Be Data Driven, Creating Challenges and Opportunities

The amount of data and diversity of data type, format, and source location are rapidly increasing. Based on the EMC Digital Universe Study with research and analysis by IDC, IDC estimates that the quantity of data will double every two years and reach 44 trillion gigabytes by 2020. More importantly, the variety of data an organization uses for analytic purposes is expanding. For example, a 2015 Harvard Business Review study that we sponsored found that 64% of organizations use five or more sources of data for analytical purposes. In addition, based on an internal study, we estimate that 94% of organizations use more the one source of data

This proliferation of data has created a significant opportunity for organizations to make better strategic business decisions and improve competitiveness, responsiveness, and agility through data-driven decision making. However, according to a 2013 survey of over 400 companies conducted by Bain, only 4% of those companies had the right people, tools, data, and intent to derive meaningful, actionable insights from their data. These data-driven companies were approximately two times more likely to be in the top quartile of financial performance within their industries, approximately three times more likely to execute decisions as intended, and approximately five times more likely to make decisions faster. Organizations that are able to effectively leverage data in their businesses can realize meaningful competitive advantages.

Technology Paradigm Shift Creates a Foundation for Reimagining Analytics

To manage the volume and variety of data that organizations are now generating and consuming in hybrid environments, both on premise and in the cloud, data infrastructure is undergoing a transformative shift towards next generation “big data” technology. Technologies such as Hadoop, Spark, and NoSQL allow organizations to store and analyze far greater volumes of data than ever before at far lower cost than legacy technologies. Given this increasingly complex backdrop, organizations are seeking solutions that can capitalize on the power of these new technologies. These solutions must also eliminate the traditional bottlenecks to effective data analysis created by the need for highly-technical users and complex coding requirements.

Technology advances have also created significant improvements in the methods available to analyze massive quantities of data. For example, random-access memory, or RAM, prices have declined exponentially throughout the last decade, facilitating in-memory computing platforms that allow for substantially faster analytics tools in place of legacy, slower disk-based options. Additionally, the rise of programming languages, such as R and Python, and associated open source libraries has broadened access to data analysis. These new languages are overtaking in popularity and functionality the traditional proprietary languages as required in tools offered by SAS and IBM SPSS.

Collectively, these advancements have created a foundation for significant changes in the approach to data-driven analysis, enabling the creation and wide distribution of sophisticated, fast, and easy-to-use analytical tools for business analysts and their organizations.

Traditional Methods Are Broken

As the volume and diversity of data has expanded and evolved at an unprecedented pace, IT organizations are struggling to provide the businesses they serve with tools necessary for data analysis. This has resulted in data workers, particularly non-technical users, seeking intuitive, self-service software solutions to bypass IT and perform data analytics themselves. Traditional methods are often resource intensive, requiring multiple steps and parties to draw analytical conclusions. These steps typically involve cumbersome IT resources and data analytics teams attempting to access, cleanse, and prepare various data sources into a useable data set, create meaningful analytics from this prepared data set, and then effectively create and share outputs. Further, these traditional methods often separate the individual doing the analysis from the people preparing the data. This separation of roles was manageable in a world where high-latency analysis was acceptable and IT-consolidated static data sets were the norm. This “assembly line” approach rapidly breaks down when analyses need to be conducted in near real-time against data sets that are large, complex, and constantly changing.

Business Analysts Converging Towards Self-Service Solutions

Visualization and dashboard programs such as those offered by Microsoft, Qlik, and Tableau have accelerated the rise of the self-service business analyst. However, business analysts are increasingly realizing that visual tools alone are insufficient to address the underlying analytical challenges faced by their organizations. Many analysts still rely on IT departments to organize and deliver data in a usable format and would benefit from self-service solutions that allow them to quickly, efficiently, and directly perform analytics on their own to achieve better business insights and improve business outcomes for their organizations.

Traditional Approaches

Traditional data tools do not offer the sophistication, scalability, and ease-of-use that business analysts need to transform massive amounts of available data into intelligent, actionable insights. Traditional approaches are:

•	Inefficient. Multiple parties and work streams are required to complete a single analytical process. These methods typically rely on spreadsheets, which are error-prone, time-intensive, and challenging to validate. In addition, traditional approaches are not easily automated, repeatable, or shareable. When data changes or analysis needs to be updated, organizations are typically required to repeat all steps of the process.

•	Dependent. Activities, such as data preparation and blending, can require extensive involvement from IT departments. More advanced analysis, such as predictive or spatial analysis, is traditionally the domain of a small group of highly-trained data scientists using proprietary software and scripting languages. As a result, expert programmers and trained data scientists are often required to perform the analytics that organizations require.

•	Static. Inflexible, pre-packaged, and rigid data sets are used, which typically cannot cope with the proliferation of data today. Further, business analysts may not know what data is needed, making static prepackaging of data an impediment to deriving data-driven insights. Traditional approaches, such as the development of a consolidated “data warehouse,” are typically unable to provide required flexibility at scale for dynamic analytic requirements.

•	Limited. Business analysts have traditionally relied on less sophisticated tools such as spreadsheets to perform data analysis. For ordinary analytics, such as creating a consolidated data set and running computations against the data set, basic tools require business analysts to perform a number of steps, including manually locating and downloading data from several databases or third-party sources, carefully modeling functions, such as Lookups, Filters, and Pivot Tables, before applying logic formulae to perform calculations, and slowly creating charts and tables to visually present outputs. For more advanced analytics, such as predictive or spatial analysis, basic tools are simply inadequate and require the assistance of complex solutions, including, among others, proprietary software and scripting languages.

Our Opportunity

Our self-service data analytics platform disrupts well-established portions of the business analytics software market. According to IDC, the worldwide market for business analytics software represented approximately $41 billion in 2015 and is expected to grow to approximately $61 billion in 2020. Within the broader business analytics software market, our platform currently addresses the business intelligence and analytic tools, analytic data integration and spatial information analysis markets, which collectively represented approximately $18 billion in 2015 and are expected to grow to approximately $27 billion in 2020.

There is significant additional potential spend not included in the above estimates associated with spreadsheet users who we believe can benefit from our platform. According to a separate IDC study that we commissioned, an estimated 21 million spreadsheet users worldwide will work on advanced data preparation and analytics in 2016. Based on this study, we estimate that there is an additional opportunity of over $10 billion that our platform can address. In the same study, IDC estimated that over 80% of spreadsheet users are using manual copy and paste methods to acquire data. The IDC study also estimated that in the United States alone, there is a cost to companies of approximately $60 billion per year associated with time spent by data workers repeating processes when data sources are updated.

Our Solution

Our platform enables organizations to dramatically improve business outcomes and the productivity of their business analysts. Our subscription-based platform allows organizations to easily prepare, blend, and analyze data from a multitude of sources and benefit from data-driven decisions. Our platform is:

•	Efficient. We offer a self-service platform that allows business analysts to perform analysis on their own that traditionally required multiple parties and work streams to complete. Our in-memory software “engine” is designed to ingest and process large volumes of data rapidly and enable responsive and agile analysis, delivering dramatically “faster time to insight.” Once a workflow has been assembled, the analysis can be repeated in minutes and shared with others who can easily replicate the analysis. With our platform, data analysis is automated, repeatable, and shareable.

•

Independent.    We enable business analysts to rapidly answer challenging business questions on their own, without the need for support from expert programmers, trained data scientists, or other members of the IT department. Our platform offers analytics with easily understandable drag-and-drop tools that have easy-to-configure parameters that do not require coding. With our platform, business analysts can manage all steps in an analytic process without the assistance of their IT departments.

•	Flexible. Our platform does not require a pre-packaged, static data set and instead allows the user to create a visual workflow to securely interact with the underlying source data. Workflows can be easily changed and reconfigured to iterate an analysis and add a new data source or new logic. They also can be easily adapted to conform with changes in the underlying data to repeat the analysis. This flexibility allows workflows to be configured to address a wide range of use cases. Business analysts can build apps that let others interact with the workflow through a simple interface available on the public or private cloud or they can configure a workflow to output results directly to a database or system of record. Our platform also outputs to most visual formats such as those offered by Microsoft, Qlik, and Tableau.

•	Sophisticated. Our platform provides business analysts an extensive set of analytical capabilities. Our drag-and-drop visual workflow environment includes capabilities that allow users to: access data from a variety of locations such as a local desktop, a relational database, or the cloud; prepare data for analysis; blend multiple data sources regardless of the data structure or format, including big data technologies; gain access to over 50 pre-packaged tools of the most widely used procedures for predictive analytics, grouping, and forecasting; and take advantage of geospatial data to drive understanding of topics such as trade areas and drive-time analysis.

•	Scalable. Our platform offers a secure collaboration environment for even the largest organizations. Business analysts can create, publish, and share analytic applications across the organization, embed analytic processes into other internal applications, and save and access workflows within a centralized repository with version control when working with multiple teams. The ability to deploy our platform on-premise or in the cloud also provides additional flexibility to scale as each customer’s business needs grow. By pushing analytical workloads to a reliable server architecture, customers can run sophisticated compute-intensive processes more efficiently than local machines allow, while automating and scheduling these workflows to give business analysts stronger control of their analytic landscape.

Growth Strategy

Our focus on empowering business analysts and the organizations they serve to quickly and easily access data-driven insights presents a significant opportunity. Key elements of our strategy for growth include:

•	Increase our overall customer base. We are accelerating the secular shift towards self-service analytics. As a result, we have the opportunity to substantially increase our current customer base of over 2,000 customers through an active “land and expand” strategy. We plan to expand our online and offline marketing efforts to increase demand for our platform and awareness of our brand. We also plan to make significant investments in growing both our direct sales teams and indirect sales channels.

•	Expand within our current customer base. We plan on expanding existing customers’ use of our platform by identifying additional use cases, departments, and divisions for our platform and increasing the number of users within our existing customers’ organizations. Over time, many of our customers find that the use of our platform is more strategic in nature and our platform becomes a fundamental element of their regular analytical processes.

•	Continue to penetrate international markets. We recently increased our focus on international markets. We believe that the global opportunity for self-service data analytics solutions is significant and should continue to expand as organizations outside the United States seek to adopt self-service platforms as we have experienced with our existing customers.

•	Extend our value proposition. We intend to continue to rapidly improve the capabilities of our platform and invest in innovation and our category leadership. We plan to continue to invest in research and development, including hiring top technical talent and maintaining an agile organization that focuses on core technology innovation. In particular, we intend to focus on further developing our cloud and mobile capabilities, improving the governance capabilities of Alteryx Server, and updating our in-memory engine.

•	Grow our distribution channels and channel partner ecosystem. We plan to continue investing in distribution channels and our relationships with technology alliances, system integrators, management consulting firms, and VARs to help us enter and grow in new markets while complementing our direct sales efforts. We also plan to continue to collaborate with management consulting firms to drive additional business activity.

•	Deepen our user community. We benefit from a vibrant and engaged user community and continue to promote initiatives intended to further expand and energize our community. Our online community site and live events, such as our annual Inspire customer conferences, which have grown from over 270 attendees in 2012 to over 1,600 attendees in 2016, help us broaden and strengthen our community. Additionally, university courses and analytic clubs help evangelize the benefits of our platform and introduce its capabilities to business analysts just starting their careers. We intend to expand our community development efforts and seek to continue enriching the lives of business analysts everywhere.

Our Platform

Our subscription-based software platform allows organizations to easily prepare, blend, and analyze data from a multitude of sources and benefit from better data-driven decisions. The ease-of-use, speed, and sophistication of the analysis that our platform enables are enhanced through highly repeatable visual workflows. Our platform’s intuitive user interface includes over 200 drag-and-drop tools that can be used to create and share these analytics. These tools allow business analysts to assemble workflows that represent their models visually, making them easily comprehensible and highly repeatable. Our user interface allows business analysts to seamlessly view the underlying data, metadata, and applied analytics at any stage during the process.

Our platform is designed to interact with any data source. Native connectors exist for a wide variety of sources ranging from traditional databases including IBM, Microsoft, Oracle, and SAP, to an array of emerging data platforms including Amazon Web Services, Cloudera, Databricks, Hortonworks, Microsoft Azure, and MongoDB. Additionally, our platform is capable of processing data from cloud applications, such as Google Analytics, Marketo, NetSuite, salesforce.com, and Workday, as well as social media platforms, such as Facebook and Twitter.

Powered by our proprietary in-memory engine, our platform comprises:

•	Alteryx Designer. Our data preparation, blending, and analytics product deployable in the cloud and on premise; and

•	Alteryx Server. Our secure and scalable server-based product for sharing and running analytic applications in a web-based environment.

In addition Alteryx Analytics Gallery, our cloud-based collaboration offering, is a key feature of our platform allowing users to share workflows in a centralized repository. With Alteryx Analytics Gallery, users can share workflows with version control to enable effective and secure collaboration within and across organizations, create analytic apps and macros that can be shared both privately and publicly, and discover new analytic apps and macros to leverage best practices or to be used as the blueprint for a customized purpose-built analytic workflow.

We sell Alteryx Designer as single seat licenses as well as through broad enterprise-level agreements. Alteryx Server is deployed in larger scale environments and is typically sold on a per-CPU core or unlimited basis as an extension of Alteryx Designer.

Alteryx Designer

Alteryx Designer, our self-service data preparation, blending, and analytics product, allows business analysts to perform analysis on their own in a matter of hours or even minutes. In addition to dramatically reducing the time and resources required, Alteryx Designer delivers more accurate, transparent, and sophisticated results. The ability to share workflows and analytic outputs through the Alteryx Analytics Gallery allows the analytic power of Alteryx Designer to be consumed by anyone in an organization. Key capabilities include:

•	Data preparation and blending. Provides the ability to easily connect, clean, profile, transform, and filter data significantly faster than traditional analytic tools. Business analysts can easily blend structured, unstructured, and semi-structured data sources without complex programming requirements. Business analysts use a simple visual workspace and straightforward drag-and-drop tools to clean and combine data and create a repeatable workflow. Once a workflow is assembled, it automates the analytic process and can be rerun in seconds.

•	Analytics. Enables business analysts to perform analytics ranging from basic to highly complex. Our platform supports cleansing, calculations, aggregations, and advanced analytics functions including those used to understand data relative to spatial criteria or tools used to apply R-based statistical algorithms for predictive analysis. Business analysts can create a data set optimized for a specific analysis, run a broad set of analytics, and share the results in a variety of formats. Additionally, our suite of embedded tutorials helps familiarize users with our platform’s capabilities, enabling business analysts to adopt sophisticated analytic methodologies without significant training.

•

Analytic application creation.    Offers native drag-and-drop app-building capabilities for business analysts to create, publish, and share applications for any user to execute. These applications can also be configured to share the results in a variety of formats, including visualization and dashboard programs such as those offered by Microsoft, Qlik, or Tableau, or to write back to a database. In addition, they can be published in Alteryx Server to grant multiple users access. Business analysts can use workflows within other workflows as building blocks to leverage functionality that has already been built. These workflows can also be utilized as reusable blueprints for designing and deploying analytical applications to Alteryx Server or Alteryx Analytics Gallery.

Alteryx Server

Alteryx Server is a comprehensive and scalable server-based product that enables business analysts to share and run analytic applications in a web-based environment. Alteryx Server offers enterprise-class data scalability, distribution, and security designed to maximize the value enterprises can achieve from their analytics. Key capabilities include:

•	Collaboration. Enables business analysts to easily create, publish, share, and reference analytic workflows or applications and collaborate with others across their organizations. Business analysts can also develop analytic applications that act as front-end interfaces for their workflows, and these analytic results can be shared publicly and privately in Alteryx Analytics Gallery.

•	Workload scaling. Allows for data-intensive workloads to be offloaded from user desktops to a server or cluster of servers, harnessing greater computing power. Business analysts can schedule and execute workflows to refresh data sets and analytic outputs automatically, without slowing down the work process.

•	Analytic application consumption. Allows business analysts to access previously built macros or analytic models in a secure, custom application library. Business analysts can also extend the analytic tools they have built directly into other applications using our application program interfaces, or APIs, and macros.

•	Enterprise-compliant governance. Restricts access to appropriate data with corporate authentication, permission, and encryption protocols with data access control and governance. Workflows are stored centrally with version control and governance capabilities, allowing multiple users to build, run, and reference the same workflow all within the confines of existing IT governance controls. Detailed usage reporting, auditing, and standardized logging tools enable system administrators to properly control access and security and meet service level agreements.

Our Technology

Underpinning our platform is a set of technological innovations that make robust data analytics easy through an in-memory engine, sophisticated analytic models, and an open and modular core:

In-Memory Engine

Our in-memory engine is optimized to process data within RAM and can utilize disk, when necessary, as temporary virtual memory. This facilitates significantly faster and more secure processing of data than traditional disk-based mechanisms while ensuring that the source data remains unaltered and is not duplicated. Key features of our engine include:

•	Connected. Business analysts can rapidly connect to data in existing formats and locations, reducing the need for time-consuming data transformation processes that typically require IT personnel.

•	Non-persisted. Our engine leverages non-persisted data pipelines to enable users to process large amounts of data securely while applying complex logic every time they run an analytic workflow.

•	Scaled-out. While most workflows can be run on any single desktop or laptop, when greater processing capability is required, workloads can be pushed to a server or cluster of servers, including Hadoop or Spark clusters. In addition to our high speed in-memory processing capabilities, our platform enables in-database processing to take advantage of computing resources where the data resides for certain use cases.

Sophisticated Analytic Models

We enable business analysts to run analytics ranging from basic to highly complex, including predictive and spatial analytics. Specifically, we enable predictive analytics through utilization of R, an open source programming language and software environment for statistical computing. Our R-based predictive analytics capabilities allow transparency and editing of the R code without requiring prior coding experience. Deep geo-spatial tools, such as a drive time engine, create the basis for performing location-based analysis.

Open and Modular Core

Our platform is built with an open and modular core that enables additional functions and programming models to interact with it. For example, our platform can utilize R for advanced analytics while providing a simple drag-and-drop interface that abstracts the complexity of the underlying code. For sophisticated business analysts, the underlying code is available for review and adjustment. The integration of our platform and R takes advantage of segmented, but integrated main-memory resources to ensure seamless, fast operations. More recently, we introduced the JavaScript V8 engine for our platform in a similar capacity. This enables the introduction of new HTML5 UI, Server-side Javascript, and JSON/REST APIs to all fuel the innovation being driven from our platform.

Our Customers

Organizations of all sizes and across a wide variety of industries have adopted our platform. Our customer base has increased from 627 customers as of December 31, 2014 to 2,047 customers in more than 50 countries, including over 250 of the Global 2000 companies, as of September 30, 2016.

No customer represented more than 10% of our revenue in 2014, 2015 or the nine months ended September 30, 2016.

Support and Training

Although our platform is designed to operate on self-service basis, we also provide technical support, instruction, and customer service to further our customer experience. Our customer support team is available to assist with questions about installation, licensing, workflow development, technical and functional matters, and our APIs and software development kit. Additionally, we provide our customers with support five days a week across multiple geographies. We also rely on our engaged user community to enhance the support experience of our customers through our community webpage.

In order to facilitate adoption and rapid benefits from the use of our platform, we offer free online training through our website that includes hundreds of hours of training videos and sample analytic workflows. We also provide a variety of fee-based training options ranging from instructor-led courses in a traditional classroom setting to online courses.

Our Community

We have built a strong and growing community of employees, users, customers, potential customers, and channel partners who are passionate about our platform and mission. During the three months ended September 30, 2016, we had an average of approximately 27,500 unique visitors per month on our community webpage. The purpose of our community is to create a support channel for all constituents to gain valuable insights from one another, collaborate and share their experiences and ideas, and innovate around our platform.

Our online community currently offers:

•	discussions and knowledge bases that help users, customers, and channel partners learn about topics of interest, ask questions, and share ideas and insights;

•	user groups, which are independent volunteer organizations that provide a platform for users to meet locally throughout the year and provide other users with an opportunity to network with peers and share ideas, experiences, and best practices;

•	an avenue for users, customers, and channel partners to share product suggestions with us; and

•	blogs and news and events portals.

In 2014, we established the Alteryx Analytics Certified Expert, or ACE, Program to recognize influential users within our community. Our ACEs share their insights through blogs, social media and community sites, and interaction, and also provide input into our platform development. We also honor our users with annual Alteryx Analytics Excellence Awards to recognize and celebrate the success stories created by our users. We have awards in the following categories, among others: Best “Alteryx for Good” Story; Best Business ROI; and Most Time Saved.

We also organize events to engage and foster our user community. Attendance at our annual Inspire customer conferences has grown from over 270 attendees in 2012 to over 1,600 attendees in 2016. At such events, our users, customers, potential customers, and channel partners have the opportunity to network, learn best practices, attend training sessions and workshops, and present their questions and suggestions directly to our software developers, executives, and other employees. Based on the positive feedback and demand for our U.S. Inspire conference, in 2016, we expanded internationally with our Inspire Europe 2016 conference. We also host roadshows and workshops domestically and internationally with our channel partners to teach our users how self-service data analytics simplifies and automates the analysis of data.

Employees and Culture

Our corporate culture is a critical component of our success. Our employees, who we refer to as associates, are the lifeblood of our company and we strive to create an environment where they can advance their careers, work hard, and have fun at the same time. Our culture focuses on fostering an environment of growth and development and we offer a series of collaborative activities for our employees including leadership activities and teambuilding workshops. Each day our employees bring passion and energy towards further developing our platform and serving our customers by exemplifying the following core values: customer-centric; innovative; accountable; character; and compassion.

Our “Alteryx for Good” program provides our employees with the opportunity to use volunteer hours each year to partner with charity organizations of their choice to make a difference. The program also provides universities, not-for-profit organizations, and government entities the opportunity to obtain a license to use our platform to help them achieve their goals.

As of September 30, 2016, we had 413 employees, including 41 employees located outside the United States. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Sales and Marketing

Our sales and marketing teams work closely together to increase market awareness, drive demand for our platform, and cultivate customer relationships to drive revenue growth.

Sales

We sell our platform through our direct sales organization and indirect channel partners internationally. Our sales strategy relies on a “land and expand” model. We offer fully functional free trial versions of our platform on our website with free trials becoming leads for our marketing and sales teams. Our initial deployments with new customers are typically individual business analysts focused on a single use case such as data preparation and data blending. These initial deployments frequently expand across departments, divisions, and geographies as additional use cases are identified and deployed, and through word-of-mouth, collaboration, and standardization of business processes. As our platform expands throughout organizations and becomes increasingly strategic in nature, our platform is recognized by corporate executives, IT personnel, and organization leaders as the solution to their analytics needs.

Our sales organization is comprised of inside sales teams dedicated to selling to new customers and direct field sales teams responsible for identifying and maximizing future expansion opportunities with our existing customers. Our inside sales and direct field sales teams are tightly integrated to promote efficient customer acquisition and seamless growth for expansion opportunities. Our customer success and support organizations are responsible for post-sales training and support, maintaining customer relationships, and renewing existing contracts.

The majority of our domestic sales are through our direct sales organization. We serve the Asia-Pacific, Europe, the Middle East, and Africa, and Latin America regions, and select other emerging countries through our direct sales organization and a variety of channel partners, including VARs and management consulting firms.

Marketing

Our marketing organization is responsible for increasing awareness of and generating demand for our platform, creating high quality leads for our salesforce through a mix of volume demand generation and account-based marketing, and fostering our community of users. A central focus of our marketing efforts is to drive awareness of our platform and increase website traffic. These goals are intended to increase downloads of our free trials of our platform and encourage use of our free online training, which are integral parts of our customer acquisition process. We utilize a wide range of online and offline marketing initiatives including our website, social media, paid search, email, webinars, channel partner events, and field events often with analytic leaders and data scientists. Our annual U.S. and European Inspire customer conferences play a key role in providing current and prospective customers with a better understanding of our platform through interactions with peers, training, and the highlighting of customer use cases and best practices.

Our sales and marketing expense was $24.6 million, $43.2 million, and $42.5 million for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2016, respectively.

Strategic Partnerships

We have cultivated strong relationships with channel partners to help us extend the reach of our sales and marketing efforts, especially internationally. Our partnerships are primarily with technology alliances, system integrators, management consulting firms, and a growing network of VARs.

Technology Alliances

Our technology partner ecosystem consists of independent software vendors, cloud and data platforms, and offerings that enhance and extend our platform. We work closely with over 20 technology partners to deliver a seamless analytic user experience. We have optimized connectors for more than 50 data sources including Amazon, Cloudera, Databricks, Google, Hortonworks, IBM, Marketo, Microsoft, MongoDB, NetSuite, Oracle, salesforce.com, and SAP. We natively support output to visualization and dashboard programs such as those offered by Microsoft, Qlik, or Tableau.

System Integrators and Management Consulting Firms

Systems integrators and management consulting firms provide advisory, managed, and implementation services to our customers across all market segments. Our over 60 systems integrators and management consulting firms as of September 30, 2016 leverage their deep analytic expertise in concert with us to solve complex business challenges while generating reusable analytic intellectual property.

Value Added Resellers

VARs bring product expertise and implementation best practices to our customers globally. As of September 30, 2016, we had over 200 VARs that create scale for our platform through their network of trained consultants, on-point analytic services, and deep domain expertise. They provide vertical expertise and technical advice in addition to reselling or bundling our software. Our reseller program is designed to scale growth, help generate new opportunities, optimize customer experience and care, increase profitability, and sales efficiency.

Research and Development

Our research and development efforts focus on improving current technology, developing new technologies in current and adjacent markets, and supporting existing customer deployments. Our research and development team, which consisted of 97 employees as of September 30, 2016 located primarily in Broomfield, Colorado and the United Kingdom, is comprised of dedicated research employees, software engineers, quality assurance engineers, user experience experts, site and site operations engineers, and product managers. We leverage agile development methodologies and work with the latest technologies, resulting in a dynamic, state of the art, automated software development processes that has allowed us to deliver high-quality products and services and adapt to market changes and new requirements quickly.

Our research and development expense was $7.8 million, $11.1 million, and $12.4 million for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2016, respectively.

Competition

The market for self-service data analytics solutions is new and rapidly evolving. In many cases, our primary competition is manual, spreadsheet driven processes and custom built approaches in which potential customers have made significant investments. In addition, we compete with large software companies, including providers of traditional business intelligence tools, that offer one or more capabilities that are competitive with our platform. These capabilities include data preparation and/or advanced analytic modeling tools from IBM, Microsoft, Oracle, SAP, and SAS Institute. Other large software and data visualization companies already provide products and services in adjacent markets and may decide to enter our market. We could also face competition from new market entrants, some of whom might be our current technology partners of ours. In addition, some business analytics software companies offer niche data preparation options that are competitive with some of the features within our platform, such as MicroStrategy and TIBCO Software.

Many of our competitors, particularly the large software companies named above, have longer operating histories, significantly greater financial, technical, marketing, distribution, professional services, or other resources and greater name recognition than us. We expect competition to increase as other established and emerging companies enter the self-service data analytics software market, as customer requirements evolve, and as new products and services and technologies are introduced.

We believe the principal competitive factors in our market include:

•	ease of use;

•	platform features, quality, functionality, reliability, performance, and effectiveness;

•	ability to automate analytical tasks or processes;

•	ability to integrate with other technology infrastructures;

•	vision for the market and product innovation;

•	software analytics expertise;

•	total cost of ownership;

•	adherence to industry standards and certifications;

•	strength of sales and marketing efforts;

•	brand awareness and reputation; and

•	customer experience, including support.

We believe we compete favorably with our competitors on the basis of the factors described above. Our ability to remain competitive will largely depend on our ongoing performance in the areas of the quality of our platform.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We currently rely on a combination of copyrights, trademarks, trade secrets, confidentiality procedures, contractual commitments, and other legal rights to protect our intellectual property, and may rely on patents in the future. We pursue the registration of our domain names and trademarks and service marks in the United States and in certain locations outside the United States. Additionally, we generally require employees, consultants, customers, suppliers, and channel partners to execute confidentiality agreements with us that restrict the disclosure of our intellectual property. We also generally require our employees and consultants to execute employee intellectual property protection agreements with us that protect our intellectual property rights. As of September 30, 2016, we did not have any pending or issued patents.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our applications. Policing unauthorized use of our technology and intellectual property rights is difficult.

We expect that software and other applications in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of applications in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Facilities

Our corporate headquarters are located in Irvine, California, where we occupy facilities totaling approximately 40,000 square feet under a lease agreement that expires in June 2023. We also maintain offices in California, Colorado, Illinois, and Texas in the United States and Canada, Germany, and the United Kingdom.

We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of our business. We are not a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers, Key Employees, and Non-Employee Directors

The following table provides information regarding our executive officers, key employees, and directors as of December 31, 2016.

Name	Age	Position(s)
Executive Officers:
Dean A. Stoecker	59	Chairman of the Board of Directors and Chief Executive Officer
Paul Evans	51	Chief Revenue Officer
Kevin Rubin	42	Chief Financial Officer
Christopher M. Lal	44	Senior Vice President, General Counsel, and Corporate Secretary

Key Employees:
Olivia Duane Adams	54	Chief Customer Officer
Jay Bourland	55	Senior Vice President, Engineering
Seann Gardiner	39	Senior Vice President, Business Development
Edward P. Harding Jr.	48	Chief Technology Officer

Non-Employee Directors:
John Bellizzi	58	Director
Charles R. Cory(1)(2)	61	Director
Jayendra Das(2)	48	Director
Douglas F. Garn	58	Director
Jeffrey L. Horing	52	Director
Timothy I. Maudlin(1)	65	Director

*	Lead independent director.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Dean A. Stoecker co-founded our company and has served as our Chairman of our board of directors and Chief Executive Officer since our inception in March 1997. Prior to joining us, Mr. Stoecker served as Director of Enterprise Solutions for Integration Technologies, Inc., a systems integrator, and as Vice President of Sales at Strategic Mapping Inc., a provider of geospatial mapping information technologies. He also held various sales and strategic roles at Donnelly Marketing Information Services, a division of Dun & Bradstreet, Inc., a business services company. Mr. Stoecker holds a B.S. in international business from the University of Colorado Boulder and an M.B.A. from Pepperdine University. We believe that Mr. Stoecker is qualified to serve on our board of directors because of the industry perspective and experience that he brings as our co-founder, Chairman of our board of directors, and Chief Executive Officer and the thorough knowledge of our company that he brings to our board of directors’ strategic imperatives, tactical execution to support the imperatives and overall policy-making discussions.

Paul Evans has served as our Chief Revenue Officer, and is in charge of our sales, business development, and customer success functions, since April 2016 after having worked for us as Senior

Vice President of Global Sales from January 2013 to April 2016, as Senior Vice President of Channel and Strategic Alliances from November 2011 to December 2012, as Vice President of Direct and Channel Sales from January 2005 to October 2011, and as Vice President of Business Development from November 2003 to January 2005. Prior to joining us, Mr. Evans was Chief Operating Officer at Generation5, Inc., a geographic consumer intelligence provider. Prior to that, he served in various roles at Pitney Bowes Inc., a mail and messaging equipment provider, including as General Manager of its Business Insights’ Canadian operations and Director of Sales for its Information Business Unit.

Kevin Rubin has served as our Chief Financial Officer since April 2016. Prior to joining us, Mr. Rubin served as Chief Financial Officer of MSC Software Corporation, an enterprise simulation software company, from July 2011 to April 2016. Mr. Rubin has also served as Chief Financial Officer for Pictage, Inc., DataDirect Networks, Inc., and MRV Communications, Inc. Mr. Rubin holds a B.A. in business economics with an emphasis in accounting from the University of California, Santa Barbara.

Christopher M. Lal has served as our Senior Vice President, General Counsel, and Corporate Secretary since August 2016. Prior to joining us, Mr. Lal served as Vice President, General Counsel, and Corporate Secretary for Tilly’s Inc., a publicly traded retail and ecommerce company, from October 2012 to July 2016. Prior to Tilly’s, Mr. Lal served as Executive Vice President and General Counsel for Thompson National Properties, LLC, a real estate investment firm, from July 2009 to January 2012. Prior to that, he served as Senior Vice President, General Counsel, and Corporate Secretary for Sunstone Hotel Investors, Inc., a publicly traded real estate investment trust, from April 2007 to May 2009 and General Counsel and Assistant Corporate Secretary for RemedyTemp, Inc., a publicly traded provider of staffing solutions, from February 2005 to June 2006. He began his career as a corporate and securities attorney at O’Melveny & Myers LLP. Mr. Lal holds a B.A. from the University of California, Santa Barbara, and a J.D. from the University of Southern California.

Key Employees

Olivia Duane Adams co-founded our company and has served as the Chief Customer Officer since August 2011 and previously served as the Executive Vice President, Marketing from our inception in March 1997 to August 2011. Prior to joining us, Ms. Adams served as a Sales Representative and an Account Manager for Strategic Mapping Inc. from March 1993 to June 1996. Ms. Adams also served as an Account Manager for Donnelley Marketing Information Services, a division of Dun & Bradstreet. Ms. Adams holds a B.S. in business administration and marketing from Castleton University.

Jay Bourland has served as our Senior Vice President, Engineering since April 2016. Prior to joining us, Dr. Bourland served in various roles at Pitney Bowes from July 2004 to April 2016, including most recently as its Senior Vice President and General Manager Customer Engagement Solutions. Prior to that, Dr. Bourland served as Vice President Centrus Technology at Group 1 Software, Inc., a mailing efficiency, data quality, and customer communications company acquired by Pitney Bowes in July 2004. Prior to Group 1 Software, he was a Senior Product Manager at Sagent Technology, Inc., a software company, and a Senior Professional Services Engineer at Qualitative Marketing Software, Inc., a software company. Dr. Bourland holds a B.S. in Mathematics from the University of Tennessee at Martin and an M.S. and Ph.D. from Southern Methodist University in Applied Mathematics.

Seann Gardiner has served as our Senior Vice President, Business Development since August 2013. Prior to joining us, Mr. Gardiner served in various roles at Dell Software, a division of Dell Inc., a hardware company, from February 2010 to July 2013, including most recently as its Regional Vice President, Europe, the Middle East and Africa. Prior to that, Mr. Gardiner served as Senior Director, Business Development at KACE Networks, Inc., a systems management appliance company, from

November 2007 until its acquisition by Dell in February 2010. Prior to that, Mr. Gardiner served as Director, Business Development and Alliances at Sophos Ltd., a security software and hardware company, from March 2004 to November 2007. Mr. Gardiner holds a B.Comm. in Entrepreneurship from Royal Roads University and an M.B.A. from Queen’s University Smith School of Business.

Edward P. Harding Jr. co-founded our company and has served as our Vice President and Chief Technology Officer since our inception in March 1997. Prior to joining us, Mr. Harding served as a senior software engineer at Qualitative Marketing Software, a customer information and online marketing service provider.

Non-Employee Directors

John Bellizzi has served as a member of our board of directors since March 2011. Since April 2008, Mr. Bellizzi has served as the Global Head of Corporate Development at Thomson Reuters Corporation, a provider of news and information for professional markets. Prior to that role, Mr. Bellizzi served as the Senior Vice President of Business Development and Operations at Thomson Corp. from June 2005 to April 2008. Mr. Bellizzi holds a B.A. in economics from Queens College and an M.B.A. in finance and international business from New York University. We believe that Mr. Bellizzi is qualified to serve on our board of directors because of his extensive corporate and business development experience.

Charles R. Cory has served as a member of our board of directors since March 2016. Previously, Mr. Cory worked for Morgan Stanley from September 1982 to December 2015 in various roles including most recently as its Chairman, Technology Investment Banking. Mr. Cory holds a B.A. in government and a J.D. and M.B.A. from the University of Virginia. We believe that Mr. Cory is qualified to serve on our board of directors because of his extensive experience analyzing technology companies and his significant financial services experience.

Jayendra Das has served as a member of our board of directors since March 2011. Mr. Das co-founded Sapphire Ventures, LLC, a technology venture capital firm, where he has worked since July 2006 and has served as a Managing Director of Sapphire Ventures since January 2011. Prior to Sapphire Ventures, Mr. Das served in variety of roles at various venture capital firms, including Director at Agilent Ventures from June 2004 to July 2006, Principal at MVC Capital from 2001 to 2004, and Strategic Investment Manager at Intel Capital from 1999 to 2001. Mr. Das has served on the board of directors of Five9, Inc. since April 2013. Mr. Das is currently a member of the board of directors of several private companies. Mr. Das holds a B.S. in electrical engineering from Brown University and an M.B.A. from the University of Chicago. We believe that Mr. Das is qualified to serve on our board of directors because of his corporate finance and business expertise gained from his experience in the venture capital industry including his time spent serving on boards of directors of various technology companies.

Douglas F. Garn has served as a member of our board of directors since June 2013. Mr. Garn has worked as an executive consultant since April 2013. Previously, Mr. Garn served as an Executive Vice President of Worldwide Sales at WSO2, Inc., an open source API management platform, from July 2014 to September 2014. Prior to that, Mr. Garn served in various roles at Quest Software Inc., an IT management software company acquired by Dell Inc. in 2012, including as its President and Chief Executive Officer from October 2008 to February 2012 when it was acquired, as President from February 2005 to October 2008, and as Vice President, Worldwide Sales from 1998 to 2002. From March 1996 to January 1998, Mr. Garn was Vice President of North American Sales for Peregrine Systems, Inc., an enterprise software company. Mr. Garn also served as Vice President of Sales at Syntax, Inc., an enterprise resource planning software company, from 1995 to 1996 and as Regional

Sales Manager at BMC Software, Inc., a business software solutions company, from 1993 to 1995. Mr. Garn has served on the board of directors of Proofpoint, Inc. since June 2013. Mr. Garn holds a B.A. in marketing from the University of Southern California. We believe that Mr. Garn is qualified to serve on our board of directors because of his experience as a former chief executive officer of a technology company as well as his substantial experience in sales strategy and execution, and software business operations and management.

Jeffrey L. Horing has served as a member of our board of directors since September 2014. Mr. Horing is a Managing Director at Insight Venture Partners, a private equity investment firm, which he co-founded in 1995. Previously, Mr. Horing held various positions at Warburg Pincus LLC and at Goldman, Sachs & Co. Mr. Horing served on the board of directors of Wix.com Ltd. from March 2011 to June 2014. Mr. Horing is currently a member of the board of directors of several private companies. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively. He also holds an M.B.A. from the M.I.T. Sloan School of Management. We believe that Mr. Horing is qualified to serve on our board of directors because of his corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various technology companies.

Timothy I. Maudlin has served as a member of our board of directors since December 2015. Mr. Maudlin served as the Managing General Partner of Medical Innovation Partners, a venture capital firm from 1989 to 2007. Mr. Maudlin also served as a Principal and the Chief Financial Officer of Venturi Group, LLC, an incubator and venture capital firm, from 1999 to October 2001. Mr. Maudlin has served on the board of directors of Web.com Group, Inc. since February 2002. He previously served a member of the board of directors of ExactTarget, Inc. from May 2008 to July 2013, MediaMind Technologies, Inc. from August 2008 to June 2011, and Sucampo Pharmaceuticals, Inc. from September 2006 to February 2013. Mr. Maudlin is also currently a member of the board of directors of several private companies. Mr. Maudlin is a certified public accountant and holds a B.A. in economics from St. Olaf College and a M.M. in accounting, finance and management from the Kellogg School of Management at Northwestern University. We believe that Mr. Maudlin is qualified to serve on our board of directors because of his extensive financial and accounting experience gained from his experience in the venture capital industry and extensive experience serving on boards of directors of various private and public technology companies.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors Composition

Current Board of Directors

Our board of directors currently consists of seven members with no vacancies.

Pursuant to our amended and restated certificate of incorporation as in effect prior to the completion of this offering and a voting agreement, Messrs. Stoecker, Bellizzi, Cory, Das, Garn, Horing, and Maudlin have been designated to serve as members of our board of directors. Pursuant to our amended and restated certificate of incorporation and a voting agreement, Messrs. Stoecker and Bellizzi were elected by the holders of our common stock, Messrs. Das and Garn were elected by the holders of our Series A redeemable convertible preferred stock, Mr. Horing was elected by the holders of our Series B convertible preferred stock, and Messrs. Cory and Maudlin were elected by the holders of a majority of our capital stock, voting together. The provisions of our amended and restated certificate of incorporation and the voting agreement by which the directors are currently elected will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated certificate and restated bylaws that will become effective immediately prior to the completion of this offering. Currently serving members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock.

Classified Board of Directors

Our restated certificate of incorporation that will be in effect immediately prior to the completion of this offering provides that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our directors will be divided among the three classes as follows:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2018, will consist of Messrs. and ;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2019, will consist of Messrs. and ; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2020, will consist of Messrs. , , and .

Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaws Provisions” for additional information.

Director Independence

Our Class A common stock will be listed on the             . Under              rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition,              rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under              rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our non-employee directors are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of             . In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Leadership Structure

Our board of directors believes that it should maintain flexibility to select the Chairman of our board of directors and adjust our board leadership structure from time to time. Mr. Stoecker, our Chief Executive Officer is also the Chairman of our board of directors. Our board of directors determined that having our Chief Executive Officer also serve as the Chairman of our board of directors provides us with optimally effective leadership and is in our best interests and those of our stockholders. Mr. Stoecker founded and has led our company since its inception. Our board of directors believes that Mr. Stoecker’s strategic vision for our business, his in-depth knowledge of our platform and operations, the software technology industry, and his experience serving as the Chairman of our board of directors and Chief Executive Officer since our inception make him well qualified to serve as both Chairman of our board of directors and Chief Executive Officer.

The role given to the lead independent director helps ensure a strong independent and active board of directors. In             , our board of directors appointed Mr.              to serve as our lead independent director upon the completion of this offering. As lead independent director, Mr.              will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below as of the closing of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a charter approved by our board of directors. Following this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website.

Audit Committee

Our audit committee is comprised of Charles R. Cory, Timothy I. Maudlin, and                  . Mr. Maudlin is the chairperson of our audit committee. Messrs. Cory, Maudlin, and                  each meet

the requirements for independence under the current              listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Mr. Maudlin is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act of 1933, as amended. This designation does not impose any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is comprised of Charles R. Cory, Jayendra Das, and                 . Mr. Cory is the chairperson of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current              listing standards and SEC rules and regulations. Each member of this committee is an outside director, as defined pursuant to Section 162(m) of the Code, and a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:

•	reviewing and approving the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of             ,              , and             .              is the chairperson of our nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under the current              listing standards and SEC rules and regulations. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the codes of conduct for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the board of directors);

•	evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

•	assisting our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended December 31, 2015.

In September 2014 and September 2015, we sold shares of our Series B convertible preferred stock and Series C convertible preferred stock, respectively, to an entity affiliated with Sapphire Ventures. Jayendra Das, a member of our compensation committee, is a Managing Director of Sapphire Ventures. We have described the amounts of these sales and purchases in more detail under the section titled “Certain Relationships and Related Party Transactions.” In connection with the sales of our preferred stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors. These rights include registration rights, rights of first refusal, co-sale rights with respect to certain stock transfers, information rights, and other similar rights. All of these rights, other than the registration rights, will terminate upon the closing of this offering. For a description of the registration rights, see “Description of Capital Stock—Registration Rights.”

Codes of Business Conduct and Ethics

Our board of directors has adopted codes of business conduct and ethics that apply to all of our employees, officers, and directors. The full text of our codes of conduct will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our codes of conduct, or waivers of these provisions, on our website or in public filings.

Non-Employee Director Compensation

The table below provides information regarding the total compensation of the non-employee members of our board of directors who served on our board of directors during the year ended December 31, 2016. All compensation that we paid to Mr. Stoecker, our only employee director, is set forth in the table below in the section titled “Executive Compensation—Summary Compensation Table.” No compensation was paid to Mr. Stoecker in his capacity as a director during the year ended December 31, 2016. Other than as set forth in the table and described more fully below, during the year ended December 31, 2016, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.

Name	Option Awards ($)(1)(2)	Total ($)
John Bellizzi	$—	$—
Charles R. Cory	491,130	491,130
Jayendra Das	—	—
Douglas F. Garn	—	—
Jeffrey L. Horing	—	—
Timothy I. Maudlin	—	—

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to our non-employee directors during the year ended December 31, 2016 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 2 of the notes to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by our non-employee directors from the stock options.
(2)	The following table sets forth information on stock options granted to non-employee directors during the year ended December 31, 2016, the aggregate number of shares of our Class B common stock underlying outstanding stock options held by our non-employee directors as of December 31, 2016, and the aggregate number of unvested shares of Class B common stock underlying outstanding stock options held by our non-employees directors as of December 31, 2016:

Name	Number of Shares Underlying Stock Options Granted in 2016		Number of Shares Underlying Stock Options Held at Fiscal Year-End		Number of Shares Underlying Unvested Stock Options Held at Fiscal Year-End
John Bellizzi	—		—		—
Charles R. Cory	265,312	(a)	265,312	(a)	165,820	(a)
Jayendra Das	—		—		—
Douglas F. Garn	—		195,000	(b)	31,251	(b)
Jeffrey L. Horing	—		—		—
Timothy I. Maudlin	—		265,312	(c)	132,656	(c)

(a)	The stock option vests over a two-year period at the rate of 1/24th of the shares of Class B common stock underlying the stock option each month following the March 10, 2016 vesting commencement date and expires up to 10 years after the date of grant. This stock option also provides that, in the event of a change of control (as defined in the 2013 Plan), all the unvested shares subject to the stock option will become immediately vested and exercisable as of the date immediately prior to the change of control.
(b)	The stock option vests over a four-year period at the rate of 1/48th of the shares of Class B common stock underlying the stock option each month following the June 26, 2013 vesting commencement date and expires up to 10 years after the date of grant. This stock option also provides that, in the event of a change of control (as defined in the 2013 Plan), all of the unvested shares subject to the stock option will become immediately vested and exercisable as of the date immediately prior to the change of control.
(c)	The stock option vests over a two-year period at the rate of 1/24th of the shares of Class B common stock underlying the stock option each month following the December 5, 2015 vesting commencement date and expires up to 10 years after the date of grant. This stock option also provides that, in the event of a change of control (as defined in the 2013 Plan), all of the unvested shares subject to the stock option will become immediately vested and exercisable as of the date immediately prior to the change of control.

Prior to this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to our executive officers during the year ended December 31, 2016. These executive officers, who include our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) who were serving as executive officers as of December 31, 2016, the end of our last completed fiscal year, were:

•	Dean A. Stoecker, Chairman of the Board of Directors and Chief Executive Officer;

•	Paul Evans, Chief Revenue Officer; and

•	Kevin Rubin, our Chief Financial Officer.

We refer to these individuals in this section as our “Named Executive Officers.”

Summary Compensation Table

The following table presents summary information regarding the total compensation that was awarded to, earned by, or paid to our Named Executive Officers for services rendered in all capacities during the year ended December 31, 2016 and for the year ended December 31, 2015 for Messrs. Stoecker and Evans who were also our named executive officers for such year.

Name and Principal Position	Year	Salary($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Dean A. Stoecker Chairman of the Board of Directors and Chief Executive Officer	2016	$310,500	$1,153,125	$345,729	$150,000	$7,218	$1,966,572
	2015	310,500	—	—	171,798	6,496	488,794
Paul Evans(4) Chief Revenue Officer	2016	179,877	565,800	169,638	327,119	6,445	1,248,879
	2015	173,888	—	—	550,825	6,987	731,700
Kevin Rubin Chief Financial Officer	2016	223,864	353,625	2,196,906	78,330	—	2,852,725

(1)	The amounts reported in the Stock Awards and Option Awards columns represent the grant date fair value of the RSUs and stock options granted to our Named Executive Officers during the year ended December 31, 2016 as computed in accordance with FASB Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the RSUs and stock options reported in the Stock Awards and Option Awards columns are set forth in Note 2 of the notes to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these RSUs and stock options, and do not correspond to the actual economic value that may be received by our Named Executive Officers from the RSUs and stock options.
(2)	The amounts reported represent amounts paid in cash under our discretionary annual bonus program, in the case of Messrs. Stoecker and Rubin, and under Mr. Evans’ 2016 compensation plan, in the case of Mr. Evans. Payments for the year ended December 31, 2016 are described in greater detail in the section titled “—Non-Equity Incentive Plan Compensation.”
(3)	The amounts reported represent our matching contributions on the Named Executive Officer’s behalf under our 401(k) plan.
(4)	100% and approximately 69% of the amounts in the Salary and Non-Equity Incentive Plan Compensation columns for the years ended December 31, 2016 and 2015, respectively, were paid to Mr. Evans in Canadian dollars. The amounts reported above that were paid in Canadian dollars have been converted into U.S. Dollars using the bank exchange rate as reported by Square 1 Bank in effect at the time of each payment date, which corresponds to the methodology used for financial reporting purposes.

Equity Compensation

From time to time, we grant equity awards in the form of stock options and RSUs to our Named Executive Officers, which are generally subject to vesting based on each of our Named Executive

Officer’s continued service with us. Each of our Named Executive Officers currently holds outstanding stock options to purchase shares of our Class B common stock and RSUs to be settled in shares of Class B common stock that were granted under our 2013 Plan, as set forth in the “Outstanding Equity Awards at Fiscal Year-End Table” below.

Non-Equity Incentive Plan Compensation

Discretionary Annual Bonus Program

Messrs. Stoecker and Rubin participated in our discretionary annual bonus program during the year ended December 31, 2016. Incentives under our discretionary annual bonus program were payable quarterly based on our achievement of quarterly and annual bookings targets, with 20% of each participant’s annual bonus target payable following the end of each of the first three fiscal quarters and 40% of the annual bonus target payable following the end of the fourth fiscal quarter. Payments under the bonus program were conditioned upon achievement of 80% of the bookings target for each quarter and the year and subject to our management’s discretion to reduce such awards. The bonus payment for the fourth fiscal quarter also includes an accelerator on full year company performance of 1.5% for every 1% achieved above the bookings target. For the year ended December 31, 2016, the target bonus amounts were $150,000 for Mr. Stoecker and $78,330 for Mr. Rubin (pro rated for Mr. Rubin due to his April 2016 start date). Amounts earned by Messrs. Stoecker and Rubin for the year ended December 31, 2016 under the discretionary annual bonus program are set forth in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column.

Compensation Plan

Mr. Evans participated in a compensation plan during the year ended December 31, 2016. Commissions under Mr. Evans’ compensation plan were typically payable on a monthly basis based on our achievement of monthly bookings targets. Mr. Evans’ earned commissions for a particular month were equal to the amount of bookings for the month multiplied by his commission rate. In addition, Mr. Evans was eligible to receive a year-end payout under the compensation plan based on the actual bookings amounts achieved above the target. The year-end payout was equal to the amount of bookings achieved above the target multiplied by a commission rate, which varied depending on the percentage achieved above target. Amounts earned by Mr. Evans for the year ended December 31, 2016 under his compensation plan are set forth in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column.

Offer Letters and Employment Arrangements

Mr. Stoecker’s Employment Agreement

In March 2011, we entered into an employment agreement with Mr. Stoecker, our Chairman and Chief Executive Officer. The terms and conditions of his employment agreement provide for an annual base salary of $300,000, subject to annual adjustment in accordance with our compensation policies as may be in effect. Mr. Stoecker’s current annual base salary is $375,000. He is also eligible to participate in all incentive bonus programs that we may establish, provided that his annual bonus shall be no less than $150,000. Mr. Stoecker’s target bonus for the year ending December 31, 2017 is 80% of his current annual base salary. For more information regarding payments made to Mr. Stoecker in the year ended December 31, 2016 under our discretionary annual bonus program, see “—Non-Equity Incentive Plan Compensation—Discretionary Annual Bonus Program.” In addition, he is eligible for other employee benefits, including health insurance, as we establish for our other executive officers from time to time, as well as a monthly car allowance of $650. The employment agreement also provided for us to loan certain amounts to Mr. Stoecker as further described in “Certain Relationships and Related Party Transactions—Loan to Executive Officer” and to provide annual bonuses and related tax payments to Mr. Stoecker in connection with the interest on such loaned amounts. The obligations to make any additional loan advances and corresponding bonus and tax payments were terminated in September 2014 and we expect to amend the employment agreement with Mr. Stoecker prior to this offering to, among other things, remove this provision.

The employment agreement provides for an initial term of five years that ended in March 2016 and is currently subject to annual renewal unless either party to the agreement elects to terminate the agreement at least 60 days prior to the end of the then current term. We can terminate Mr. Stoecker’s employment without cause (as defined in his employment agreement) upon 30 days prior written notice. In connection with a termination as a result of Mr. Stoecker’s death or disability (as defined in his employment agreement) or our termination of Mr. Stoecker without cause or a termination by Mr. Stoecker for good reason (as defined in his employment agreement), we are obligated to pay Mr. Stoecker 12 months of his then-current base salary as severance. In connection with a termination by us for cause, we are not obligated to make any further payment to Mr. Stoecker other than amounts that have been fully earned by him but not yet paid as of the date of his termination.

Mr. Evans’ Offer Letter

In June 2011, we entered into an offer letter with Mr. Evans, our Chief Revenue Officer, which was subsequently amended in January 2013. Mr. Evans is an at-will employee and does not have a fixed employment term. The terms and conditions of his offer letter provide for an annual base salary of $172,500, subject to adjustment in accordance with our compensation policies as may be in effect, and eligibility to receive standard vacation and benefits commensurate with other similarly-situated employees. Mr. Evans’ current annual base salary is $250,000. Under the offer letter, Mr. Evans is also eligible to earn annual bonus compensation paid monthly upon meeting certain regional sales targets. Mr. Evans’ target bonus for the year ending December 31, 2017 is 120% of his current annual base salary. For more information regarding payments made to Mr. Evans in the year ended December 31, 2016 under Mr. Evans’ compensation plan, see the section titled “—Non-Equity Incentive Plan Compensation—Compensation Plan.”

The offer letter provides that if Mr. Evans is subject to an involuntary termination (as defined in the offer letter) prior to a change of control (as defined in the offer letter), we shall pay him severance at a monthly rate of $12,083 for a period of four months. In addition, if there is a change of control and Mr. Evans is subject to an involuntary termination concurrent with or on or prior to the one year anniversary of such change of control, he shall receive severance at a monthly rate of $12,083 for a period of four months. His stock options will also be accelerated under the circumstances described below under “—Potential Payments upon Termination or Change of Control.”

Mr. Rubin’s Offer Letter

In February 2016, we entered into an offer letter with Mr. Rubin, our Chief Financial Officer. The terms and conditions of his offer letter provided for an annual base salary of $300,000, subject to annual adjustments in accordance with our compensation policies as may be in effect. Mr. Rubin’s current base salary is $310,000. Under the offer letter, Mr. Rubin was also eligible to earn a discretionary annual bonus based on achievement of specified performance goals and for the year ended December 31, 2016, 75% of his bonus target was guaranteed under the terms of the offer letter. Mr. Rubin’s target bonus for the year ending December 31, 2017 is 50% of his current annual base salary. For more information regarding payments made to Mr. Rubin in the year ended December 31, 2016 under our discretionary annual bonus program, see the section titled “—Non-Equity Incentive Plan Compensation—Discretionary Annual Bonus Program.”

The offer letter provides that if Mr. Rubin is terminated without cause (as defined in the offer letter) or there is a termination by Mr. Rubin for good reason (as defined in the offer letter), we are obligated to pay Mr. Rubin six months of his then-current base salary as severance and a prorated amount of Mr. Rubin’s annual variable compensation through the date of termination assuming 100% achievement of such compensation, and we are required to continue his benefits for a six month period. In connection with a termination by us for cause, we are not obligated to make any further payment to Mr. Rubin other than amounts that have been fully earned by him but not yet paid as of the date of his termination. His stock option will also be accelerated under the circumstances described below under “—Potential Payments upon Termination or Change of Control.”

Potential Payments upon Termination or Change of Control

Dean A. Stoecker.    Mr. Stoecker is entitled to certain payments upon a termination of his employment with us under the circumstances described above under “—Offer Letters and Employment Arrangements—Mr. Stoecker’s Employment Agreement.”

Paul Evans.     Mr. Evans is entitled to certain payments upon a termination of his employment with us under the circumstances described above under “—Offer Letters and Employment Arrangements—Mr. Evans’ Offer Letter.” In addition, as of December 31, 2016, Mr. Evans held an outstanding option to purchase 106,995 shares of our Class B common stock that was subject to acceleration upon a change of control or certain terminations in connection with or following a change of control. The terms of the stock option provide that in the event of a change of control (as defined in his offer letter) during his employment with us in which the stock option is not assumed by the successor corporation or substituted for another stock option or other equity right or otherwise continued, the unvested portion of the stock option that would normally vest over the following seven and one-half months from the closing of such change of control shall vest and become exercisable immediately prior to the closing of such change of control. In addition, in the event that Mr. Evans is subject to an involuntary termination (as defined in his offer letter) concurrent with, or on or prior to the one year anniversary of, a change of control, the unvested portion of the stock option that would normally vest over the following three and three-quarter months from the date of such termination shall immediately vest and become exercisable upon such termination. For more information regarding Mr. Evans’ outstanding equity awards as of December 31, 2016, see the section titled “—Outstanding Equity Awards at Fiscal Year-End Table.”

Kevin Rubin.     Mr. Rubin is entitled to certain payments upon a termination of his employment with us under the circumstances described above under “—Offer Letters and Employment Arrangements—Mr. Rubin’s Offer Letter.” In addition, as of December 31, 2016, Mr. Rubin held an outstanding option to purchase 1,061,404 shares of our Class B common stock that was subject to acceleration upon a change of control or certain terminations in connection with or following a change of control. The terms of the stock option provide that in the event of a change of control (as defined in his offer letter) during his employment with us in which the stock option is not assumed or substituted in connection with such change of control and the stock option will terminate as a result of such non-assumption/substitution, the unvested portion of the stock option shall vest immediately prior to the closing of such change of control. In addition, in the event that Mr. Rubin is terminated without cause (as defined in his offer letter) or there is a termination by Mr. Rubin for good reason (as defined in his offer letter) concurrent with, or on or prior to the one year anniversary of, a change of control, the unvested portion of the stock option shall immediately vest upon such termination. For more information regarding Mr. Rubin’s outstanding equity awards as of December 31, 2016, see the section titled “—Outstanding Equity Awards at Fiscal Year-End Table.”

Outstanding Equity Awards at Fiscal Year-End Table

		Option Awards(1)				Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Dean A. Stoecker	11/29/2016(3)	—	375,000	$ 6.15	11/28/2026	—	$ —
	11/29/2016(4)	—	—	—	—	187,500
Paul Evans	06/26/2013(5)	70,605	—	0.18	06/25/2023	—	—
	11/12/2014(6)	106,995	—	1.98	11/11/2024	—	—
	11/29/2016(3)	—	184,000	6.15	11/28/2026	—	—
	11/29/2016(4)	—	—	—	—	92,000
Kevin Rubin	04/30/2016(7)	1,061,404	—	4.75	04/29/2026	—	—
	11/29/2016(3)	—	115,000	6.15	11/28/2026	—	—
	11/29/2016(4)	—	—	—	—	57,500
(1)	All of the outstanding equity awards described in this table were granted under our 2013 Plan.
(2)	The market price for our Class B common stock is based on the assumed initial public offering of the Class A common stock of $ per share, the midpoint of the price range on the cover page of this prospectus.
(3)	The stock option vests at a rate of 1/4th of the shares of Class B common stock underlying the stock option vesting on the one year anniversary of the grant date and 1/48th of the shares of Class B common stock underlying the stock option vesting each month following the one year anniversary of the grant date.
(4)	The RSUs granted to our Named Executive Officers only vest upon the satisfaction of both (i) a time and service-based vesting condition and (ii) a liquidity-based vesting condition. The time and service-based vesting condition provides that 1/4th of the total number of RSUs shall vest on each of the first, second, third and fourth annual anniversaries of the grant date. The liquidity-based vesting condition will be satisfied on the earlier of: (a) the date that is 180 days after the date of the final prospectus of this offering; or (b) a change of control (as defined in our 2013 Plan), provided that if the Named Executive Officer is not providing services to us on the date of such liquidity event, the liquidity-based vesting condition will not be satisfied and the RSUs will be cancelled and terminated.
(5)	As of December 31, 2016, all of the shares of Class B common stock subject to the stock option were vested.
(6)	The stock option vests at a rate of 1/30th of the shares of Class B common stock underlying the stock option each month following the grant date. The stock option contains an early-exercise provision and is exercisable as to unvested shares, subject to our right of repurchase. As of December 31, 2016, 89,162 shares of Class B common stock subject to the stock option were vested and 17,833 shares remained unvested. The stock option is subject to acceleration upon certain events as described in “—Potential Payments upon Termination or Change of Control.”
(7)	The stock option vests at a rate of 1/4th of the shares of Class B common stock underlying the stock option vesting on the one year anniversary of the vesting commencement date and1/48th of the shares of Class B common stock underlying the stock option vesting each month following the one year anniversary of the vesting commencement date. The stock option contains an early-exercise provision and is exercisable as to unvested shares, subject to our right of repurchase. As of December 31, 2016, all of the shares of Class B common stock subject to the stock option remain unvested. The stock option is subject to acceleration upon certain events as described in “—Potential Payments upon Termination or Change of Control.”

Employee Benefit Plans

2013 Amended and Restated Stock Plan

Our board of directors originally adopted our 2013 Plan in June 2013. Our 2013 Plan was subsequently approved by our stockholders in September 2013. Our 2013 Plan was most recently amended and restated in November 2016. Our board of directors, or a committee thereof appointed by our board of directors, administers the 2013 Plan and the awards granted under it.

The 2013 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of RSUs and restricted stock. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options, RSUs, and issue shares of restricted stock to our employees, directors and consultants.

The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant. However, the exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2013 Plan is ten years. However, the maximum permitted term of options granted to 10% stockholders is five years. Options generally vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. After a participant’s termination of service, the participant generally may exercise his or her options, to the extent vested as of such date of termination at any time within three months following termination or such longer period of time as specified in the applicable option agreement. If termination is due to death or disability, the option generally will remain exercisable, to the extent vested as of such date of termination at any time within 12 months following such termination. However, in no event may an option be exercised later than the expiration of its term.

RSUs are awards representing the right to receive shares of our Class B common stock at a specified date in the future, subject to forfeiture of that right because of a termination of employment or service or failure to achieve certain performance or liquidity-based conditions.

In the event we are a party to a change of control (as defined in the 2013 Plan), the 2013 Plan provides that each outstanding award (vested or unvested) will be treated as the plan administrator determines and as set forth in the agreement evidencing the change of control, which determination may be made without the consent of award holders and need not treat all outstanding awards (or portion thereof) in an identical manner, and may include the following: (i) the continuation of the outstanding awards; (ii) the assumption of the outstanding awards by the surviving corporation or its parent; (iii) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards; (iv) the cancellation of the outstanding awards in exchange for a payment as set forth in the 2013 Plan; or (v) the cancellation of the outstanding awards for no consideration. Upon a change of control, all outstanding awards shall terminate and cease to be outstanding, except to the extent such awards have been continued or assumed.

As of September 30, 2016, we had reserved 22,836,696 shares of our Class B common stock for issuance under our 2013 Plan, which does not include an increase to the reserve of 2,300,000 shares of our Class B common stock in November 2016. As of September 30, 2016, options to purchase 11,479,164 of these shares remained outstanding and 1,380,346 of these shares remained available for future grant. The options outstanding as of September 30, 2016, had a weighted-average exercise price of $2.31 per share. We also granted 1,704,600 options to purchase shares of our Class B common stock and 746,250 RSUs subsequent to September 30, 2016. Our 2017 Plan, will be effective upon the date immediately prior to the date of this prospectus. As a result, we will not grant any additional equity awards under the 2013 Plan following that date, and the 2013 Plan will terminate at that time. However, any outstanding stock options and RSUs granted under the 2013 Plan will remain outstanding, subject to the terms of our 2013 Plan and stock option and RSU agreements, until such outstanding stock options and RSUs are exercised or settled or until they terminate or expire by their terms. Stock options and RSUs granted under the 2013 Plan generally have terms similar to those described below with respect to stock options granted and RSUs under our 2017 Plan.

2017 Equity Incentive Plan

In            2017, our board of directors adopted and our stockholders approved our 2017 Plan. The 2017 Plan will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2013 Plan. We reserved            shares of our Class A common stock to be issued under our 2017 Plan. The number of shares reserved for issuance under our 2017 Plan will increase automatically on the first day of January of each of 2018 through 2027 by the number of shares of Class A common stock equal to         % of the total outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares of our Class A common stock will be available for grant and issuance under our 2017 Plan:

•	shares subject to awards granted under our 2017 Plan that cease to be subject to the awards for any reason other than exercise of stock options or stock appreciation rights;

•	shares issued or subject to awards granted under our 2017 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares surrendered, cancelled or exchanged for cash or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding awards under our 2013 Plan on the date of this prospectus;

•	shares issuable upon the exercise of options or subject to other awards under our 2013 Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus;

•	shares issued under our 2013 Plan that are repurchased by us or forfeited after the date of this prospectus; and

•	shares subject to awards under our 2013 Plan that are used to pay the exercise price of a stock option or withheld to satisfy the tax withholding obligations related to any award.

Our 2017 Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, RSUs, performance awards, and stock bonuses. No person will be eligible to receive more than            shares in any calendar year under our 2017 Plan other than a new employee of ours, who will be eligible to receive no more than shares under the plan in the calendar year in which the employee commences employment. The aggregate number of shares of our Class A common stock that may be subject to awards granted to any one non-employee director pursuant to the 2017 Plan in any calendar year shall not exceed            .

Our 2017 Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2017 Plan, grant awards, and make all other determinations necessary or advisable for the administration of the plan.

Our 2017 Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our Class A common stock on the date of grant.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2017 Plan is ten years.

A restricted stock award is an offer by us to sell shares of our Class A common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the difference between the fair market value of our Class A common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our Class A common stock (which may be subject to additional restrictions), cash or a combination of our Class A common stock and cash. We anticipate that, in general, RSUs will vest over a four-year period.

Performance awards cover a number of shares of our Class A common stock that may be settled upon achievement of the pre-established performance conditions as provided in the 2017 Plan in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement due to termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, in the form of cash, Class A common stock or a combination thereof, and may be subject to restrictions, which may vest based on time or achievement of performance conditions.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2017 Plan, the maximum number of shares that can be granted in a calendar year, and the number of shares and exercise price, if applicable, of all outstanding awards under our 2017 Plan.

The 2017 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on income tax deductibility imposed by Section 162(m) of the Code. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

Our compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (i) profit before tax; (ii) billings; (iii) revenue; (iv) net revenue; (v) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (vi) operating income; (vii) operating margin; (viii) operating profit; (ix) controllable operating profit or net operating profit; (x) net profit; (xi) gross margin; (xii) operating expenses or operating expenses as a percentage of revenue; (xiii) net income; (xiv) earnings per share; (xv) total stockholder return; (xvi) market share; (xvii) return on assets or net assets; (xviii) our stock price; (xix) growth in stockholder value relative to a pre-determined index; (xx) return on equity; (xxi) return on invested capital; (xxii) cash flow (including free cash flow or operating cash flows); (xxiii) cash conversion cycle; (xxiv) economic value added; (xxv) individual confidential business objectives; (xxvi) contract awards or backlog; (xxvii) overhead or other expense reduction; (xxviii) credit rating; (xxix) strategic plan development and implementation; (xxx) succession plan development and implementation; (xxxi) improvement in workforce diversity; (xxxii) customer indicators; (xxxiii) new product invention or innovation; (xxxiv) attainment of research and development milestones; (xxxv) improvements in productivity; (xxxvi) bookings; (xxxvii) attainment of objective operating goals and employee metrics; and (xxxviii) any other metric that is capable of measurement as determined by our compensation committee.

Awards granted under our 2017 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Stock options granted under our 2017 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or for a period of six months in the case of disability, or such longer period as our compensation committee may provide. Stock options generally terminate immediately upon termination of employment for cause.

Our 2017 Plan provides that, in the event of a sale, lease or other disposition of all or substantially all of our assets or specified types of mergers or consolidations, or a Corporate Transaction, outstanding awards under our 2017 Plan may be assumed or replaced by any surviving or acquiring corporation, the surviving or acquiring corporation may substitute similar awards for those outstanding under our 2017 Plan, outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested, or outstanding awards may be terminated for no consideration. Our board of directors has the discretion to provide that a stock award under our 2017 Plan will immediately vest as to all or any portion of the shares subject to the stock award at the time of a Corporate Transaction or in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of the transaction. Stock awards held by participants under our 2017 Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement. In the event of a Corporate Transaction, the vesting of all awards granted to non-employee directors shall accelerate and such awards shall become exercisable (as applicable) in full upon the consummation of the Corporate Transaction.

Our 2017 Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2017 Plan at any time. If our board of directors amends our 2017 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2017 Employee Stock Purchase Plan

In                      2017, our board of directors adopted and our stockholders approved our 2017 ESPP. The 2017 ESPP will become effective on the date of this prospectus. We have adopted the 2017 ESPP in order to enable eligible employees to purchase shares of our Class A common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2017 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved                     shares of our Class A common stock for issuance under our 2017 ESPP. The number of shares reserved for issuance under our 2017 ESPP will increase automatically on the first day of January of each of 2018 through 2027 by the number of shares equal to         % of the total outstanding shares of our common stock as of the immediately preceding December 31 (rounded to the nearest whole share). However, our board of directors may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2017 ESPP will not exceed            shares of our Class A common stock.

Our compensation committee will administer our 2017 ESPP. Our employees generally are eligible to participate in our 2017 ESPP if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2017 ESPP, are ineligible to participate in our 2017 ESPP. We may impose additional restrictions on eligibility. Under our 2017 ESPP, eligible employees will be able to acquire shares of our Class A common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between         % and         % of their base cash compensation. We will also have the right to amend or terminate our 2017 ESPP at any time. Our 2017 ESPP will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

When an initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a nontransferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will run for no more than              months, with purchases occurring every              months. The first offering period will begin upon the date of this prospectus and will end approximately              years following the date of this prospectus. An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase shares of our Class A common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that have a fair market value of more than $            , determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than                      shares of our Class A common stock during any one purchase period or a lesser amount determined by our compensation committee. The purchase price for shares of our Class A common stock purchased under our 2017 ESPP will be 85% of the lesser of the fair market value of our Class A common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change of control transaction, any offering period that commenced prior to the closing of the proposed change of control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change of control transaction, and our 2017 ESPP will then terminate on the closing of the proposed change of control.

401(k) Plan

We maintain a retirement plan for the benefit of our employees. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). Under the retirement plan, participating employees may defer a percentage of their eligible pre-tax earnings up to the Internal Revenue Service’s annual contribution limit. All of our full-time employees with at least one month of service and that are over the age of 21 are eligible to participate in the plan. The retirement plan does not permit investment of participant or contributions by us in our common stock. Our contributions to the plan are discretionary. We have historically provided a matching contribution of 50% of employee contributions in each year with a maximum match of 3% of participating employees’ annual salaries. Our contributions vest immediately. We contributed $0.4 million, $0.6 million, and $0.8 million of cash to the retirement plan in the years ended December 31, 2014 and 2015 and in the nine months ended September 30, 2016, respectively.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation that will become effective in connection with the closing of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective in connection with the closing of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.

We believe that provisions of our restated certificate of incorporation, bylaws, and indemnification agreements are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Management—Non-Employee Director Compensation” and “Executive Compensation,” below we describe transactions since January 1, 2014 to which we have been or will be a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Series C Convertible Preferred Stock and Common Stock Financing and Tender Offer

In September 2015, we sold an aggregate of 7,318,930 shares of our Series C convertible preferred stock at a purchase price of approximately $6.83 per share and 5,888,787 shares of our common stock at a purchase price of approximately $5.94 per share for an aggregate purchase price of approximately $85.0 million. Each share of our Series C convertible preferred stock will convert automatically into one share of our Class B common stock immediately prior to the completion of this offering.

The purchasers of our Series C convertible preferred and common stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.” The terms of these purchases were the same for all purchasers of our Series C convertible preferred stock and common stock. See the section titled “Principal and Selling Stockholders” for more details regarding the shares held by certain of these entities.

The following table summarizes the Series C convertible preferred stock and common stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C Convertible Preferred Stock	Shares of Common Stock	Total Purchase Price
ICONIQ Capital(1)	3,659,465	1,682,510	$34,999,999
Entities affiliated with Insight Venture Partners(2)	3,659,465	1,682,511	34,999,936

(1)	Consists of shares purchased by ICONIQ Strategic Partners II, L.P. and ICONIQ Strategic Partners II-B, L.P., which collectively with their affiliates hold more than 5% of our outstanding capital stock.
(2)	Consists of shares purchased by Insight Venture Partners VIII, L.P., Insight Venture Partners VIII (Co-investors), L.P., Insight Venture Partners (Cayman) VIII, L.P., Insight Venture Partners (Delaware) VIII, L.P., Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., and Insight Venture Partners Coinvestment Fund III, L.P., which collectively hold more than 5% of our outstanding capital stock. Jeffrey L. Horing, a member of our board of directors, is a Managing Director of Insight Venture Partners.

Following the closing of the Series C convertible preferred stock financing, we commenced a tender offer pursuant to which we purchased 5,888,786 shares of our common stock at a price per share of $5.9435. Our executive officers and their affiliated entities and certain holders of more than 5% of our outstanding capital stock were eligible to participate in the tender offer, including each of DBRA, Limited Partnership and Toba Capital. The following members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock tendered their capital stock to us in such offering:

Name of Stockholder	Shares of Common Stock	Total Purchase Price
DBRA, Limited Partnership(1)	1,830,984	$10,882,453
Toba Capital Fund II, LLC(2)	504,753	2,999,999
Douglas F. Garn	35,000	208,023

(1)	DBRA, Limited Partnership, or DBRA, holds more than 5% of our outstanding capital stock. Dean A. Stoecker, a member of our board of directors and an executive officer, is affiliated with DBRA.
(2)	Toba Capital Fund II, LLC, together with its affiliate, Teach a Man to Fish Foundation, holds more than 5% of our outstanding capital stock. Douglas F. Garn, a member of our board of directors, is affiliated with Toba Capital Fund II, LLC and Teach a Man to Fish Foundation.

Series B Convertible Preferred Stock Financing

In September 2014, we sold an aggregate of 6,003,335 shares of our Series B convertible preferred stock at a purchase price of approximately $3.33 per share (after giving effect to a 1-to-2.5 forward stock split effected in 2015) for an aggregate purchase price of approximately $20.0 million. Each share of our Series B convertible preferred stock will convert automatically into one share of our Class B common stock immediately prior to the completion of this offering.

The purchasers of our Series B convertible preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.” The terms of these purchases were the same for all purchasers of our Series B convertible preferred stock. See the section titled “Principal and Selling Stockholders” for more details regarding the shares held by these entities.

The following table summarizes the Series B convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series B Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Insight Venture Partners(1)	4,438,178	$14,785,708
Sapphire Ventures Fund I, L.P.(2)	1,400,780	4,666,671
Teach a Man to Fish Foundation(3)	164,377	547,620

(1)	Consists of shares purchased by Insight Venture Partners VIII, L.P., Insight Venture Partners VIII (Co-investors), L.P., Insight Venture Partners (Cayman) VIII, L.P., Insight Venture Partners (Delaware) VIII, L.P., Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., and Insight Venture Partners Coinvestment Fund III, L.P., which collectively hold more than 5% of our outstanding capital stock. Jeffrey L. Horing, a member of our board of directors, is a Managing Director of Insight Venture Partners.
(2)	Sapphire Ventures Fund I, L.P. holds more than 5% of our outstanding capital stock. Jayendra Das, a member of our board of directors, is a Managing Director of Sapphire Ventures.
(3)	Toba Capital Fund II, LLC, together with its affiliate Teach a Man to Fish Foundation, holds more than 5% of our outstanding capital stock. Douglas F. Garn, a member of our board of directors, is affiliated with Toba Capital Fund II, LLC and Teach a Man to Fish Foundation.

Loan to Executive Officer

In March 2011, we entered into a loan and security agreement with Dean A. Stoecker, our Chairman and Chief Executive Officer, and his affiliated entity, DBRA, Limited Partnership, pursuant to which we agreed to lend Mr. Stoecker up to $4.2 million in monthly advances of approximately $0.1 million. The loan was secured by a lien covering certain of our common stock held by Mr. Stoecker. In September 2014, we amended the loan and security agreement such that we would not be obligated to lend Mr. Stoecker any additional amounts under the agreement and confirmed the outstanding balance was $2.3 million. The outstanding principal balance had an annual interest rate equal to the applicable federal rate, compounded annually. As of December 31, 2015, the outstanding balance of loans, including accrued interest, was approximately $2.3 million. The outstanding principal and accrued interest of approximately $2.3 million was fully repaid to us in November 2016.

Employment Arrangement with an Immediate Family Member of Our Chairman and Chief Executive Officer

Reed Stoecker, the son of Dean A. Stoecker, our Chairman and Chief Executive Officer, is a sales employee in strategic accounts. During the years ended December 31, 2014, 2015, and 2016, Reed Stoecker had total cash compensation, including base salary, bonus, and other cash compensation of $0.3 million, $0.4 million, and $0.2 million, respectively.

Reed Stoecker’s cash compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our Chairman and Chief Executive Officer. Reed Stoecker was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to our Chairman and Chief Executive Officer.

Second Amended and Restated Investors’ Rights Agreement

On September 24, 2015, we entered into a second amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our executive officers and directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated bylaws, which will become effective immediately prior to the completion of this offering, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers.”

Review, Approval, or Ratification of Transactions with Related Parties

Our written related party transactions policy and the charters of our audit committee and nominating and corporate governance committee to be adopted by our board of directors and in effect immediately prior to the completion of this offering require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and corporate governance committee.

Prior to this offering we had no formal, written policy or procedure for the review and approval of related party transactions. However, our practice has been to have all related party transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents certain information with respect to the beneficial ownership of our common stock, and as adjusted to reflect the sale of Class A common stock offered by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A or Class B common stock; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, based on information furnished to us, the persons and entities named in the table have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of January 3, 2017 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person. No RSUs were releasable within 60 days of January 3, 2017.

We have based percentage ownership of our common stock before this offering on no shares of our Class A common stock and 94,641,193 shares of our Class B common stock outstanding on January 3, 2017, which includes 29,293,194 shares of Class B common stock resulting from the conversion of an equivalent number of outstanding shares of our convertible preferred stock in connection with this offering, as if this conversion had occurred as of January 3, 2017. Percentage ownership of our common stock after this offering also assumes the sale by us and the selling stockholders of                  shares of Class A common stock in this offering. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Alteryx, Inc., 3345 Michelson Drive, Suite 400, Irvine, California 92612.

	Shares Beneficially Owned Before this Offering Class B		% Total Voting Power Before this Offering(1)	Number of Shares Being Offered	Shares Beneficially Owned After this Offering				% Total Voting Power After this Offering(1)
					Class A		Class B
Name of Beneficial Owner	Shares	%			Shares	%	Shares	%
Directors and Named Executive Officers:
Dean A. Stoecker(2)	19,475,399	20.6%	20.6%
Paul Evans(3)	341,630	*	*
Kevin Rubin(4)	1,061,404	1.1	1.1
John Bellizzi	—	—	—
Charles R. Cory(5)	121,601	*	*
Jayendra Das(6)	12,384,567	13.1	13.1
Douglas F. Garn(7)	174,166	*	*
Jeffrey L. Horing(8)	25,741,119	27.2	27.2
Timothy I. Maudlin(9)	154,765	*	*
All executive officers and directors as a group (10 persons)(10)	59,454,651	61.7	61.7
Other 5% Stockholders:
Entities affiliated with Insight Venture Partners(8)	25,741,119	27.2	27.2
Sapphire Ventures Fund I, L.P.(6)	12,384,567	13.1	13.1
Thomson Reuters U.S. LLC(11)	12,490,463	13.2	13.2
Affiliates of Toba Capital(12)	5,687,529	6.0	6.0
ICONIQ Capital(13)	5,341,975	5.6	5.6
Other Selling Stockholders:

*	Less than 1 percent.
(1)	Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Common Stock” for more information about the voting rights of our Class A and Class B common stock.
(2)	Consists of (i) 745,558 shares of Class B common stock held by Mr. Stoecker and (ii) 18,729,841 shares of Class B common stock held of record by DBRA, Limited Partnership. Mr. Stoecker is the general partner of DBRA and, therefore, may be deemed to hold sole voting and dispositive power over the shares held by DBRA, Limited Partnership.
(3)	Consists of (i) 164,030 shares of Class B common stock held by Mr. Evans and (ii) 177,600 shares of Class B common stock subject to options held by Mr. Evans that are exercisable within 60 days of January 3, 2017, of which 10,700 shares subject to the stock options are unvested as of such date.
(4)	Consists of 1,061,404 shares of Class B common stock subject to a stock option held by Mr. Rubin that is exercisable within 60 days of January 3, 2017, of which all of the shares subject to the stock option are unvested as of such date.
(5)	Consists of 121,601 shares of Class B common stock subject to a stock option held by Mr. Cory that is exercisable within 60 days of January 3, 2017.
(6)	Consists of 12,384,567 shares held of record by Sapphire Ventures Fund I, L.P. Sapphire Ventures (GPE) I, L.L.C., or Sapphire GP, is the general partner of Sapphire Ventures Fund I, L.P. Nino N. Marakovic, Richard Douglas Higgins, Jayendra Das, David A. Hartwig, and Andreas M. Weiskam, as the managing members of Sapphire GP, may be deemed to share voting and dispositive power over the shares held by Sapphire Ventures Fund I, L.P. The address for these entities is 3408 Hillview Avenue, Palo Alto, CA 94304.
(7)	Consists of 174,166 shares of Class B common stock subject to options held by Mr. Garn that are exercisable within 60 days of January 3, 2017.
(8)

Consists of (i) 7,986,541 shares held of record by Insight Venture Partners VIII, L.P., (ii) 2,065,893 shares held of record by Insight Venture Partners (Cayman) VIII, L.P., (iii) 2,533,091 shares held of record by Insight Venture Partners (Delaware) VIII, L.P., (iv) 285,035 shares held of record by Insight Venture Partners VIII (Co-investors), L.P., (v) 7,466,690 shares held of record by Insight Venture Partners Coinvestment Fund III, L.P., and (vi) 5,403,869 shares held of record by Insight Venture Partners Coinvestment Fund (Delaware) III, L.P. Insight Holdings Group, LLC, or

Holdings, is the sole shareholder of Insight Venture Associates VIII, Ltd., or IVA Ltd. IVA Ltd is the general partner of Insight Venture Associates VIII, L.P., or IVA LP, which is the general partner of Insight Venture Partners VIII, L.P., Insight Venture Partners (Cayman) VIII, L.P., Insight Venture Partners (Delaware) VIII, L.P., and Insight Venture Partners VIII (Co-Investors), L.P., or collectively, Fund VIII. Holdings is also the sole shareholder of Insight Venture Associates Coinvestment III, Ltd., or IVAC Ltd. IVAC Ltd. is general partner of Insight Venture Associates Coinvestment III, L.P., or IVAC. IVAC is the general partner of Insight Venture Partners Coinvestment Fund III, L.P. and Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., or collectively, Coinvest III. Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Sobiloff, Lieberman, and Triplett are members of the board of managers of Holdings, Holdings is the sole shareholder of IVA Ltd and the general partner of IVAC, IVA LP is the general partner of Fund VIII, and IVAC is the general partner of Coinvest III, Messrs. Horing, Parekh, Sobiloff, Lieberman, and Triplett may be deemed to share voting and dispositive power over the shares noted above. The address for these entities is 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.
(9)	Consists of 154,765 shares of Class B common stock subject to options held by Mr. Maudlin that are exercisable within 60 days of January 3, 2017.
(10)	Consists of (i) 57,765,115 shares of Class B common stock and (ii) 1,689,536 shares of Class B common stock subject to options that are exercisable within 60 days of January 3, 2017 held by our all our executive officers and directors, as a group, of which 1,072,104 shares subject to the stock options are unvested as of such date.
(11)	Consists of 12,490,463 shares held of record by Thomson Reuters U.S. LLC. Thomson Reuters U.S. LLC is an indirect, wholly owned subsidiary of Thomson Reuters Corporation, an Ontario, Canada corporation listed on the New York Stock Exchange and Toronto Stock Exchange. The address for this entity is Metro Center, One Station Place, Stamford, CT 06902.
(12)	Consists of (i) 4,987,142 shares held of record by Toba Capital Fund II, LLC and (ii) 700,387 shares held of record by Teach a Man to Fish Foundation. Toba Capital Fund II Series of Toba Capital LLC is the managing member of Toba Capital Fund II, LLC. Toba Capital Management, LLC is the manager of Toba Capital Fund II Series of Toba Capital LLC. Vincent C. Smith is the managing member of Toba Capital Management, LLC. Mr. Smith may be deemed to hold sole voting and dispositive power over the shares held by Toba Capital Fund II, LLC. The address for this entity is 2560 East Chapman Avenue, Suite 173, Orange, CA 92869. Mr. Smith is the president of Teach a Man to Fish Foundation. Mr. Smith may be deemed to have sole voting and dispositive power over the shares held by Teach a Man to Fish Foundation. The address for this entity is 2560 East Chapman Avenue., Suite 173, Orange, CA 92869.
(13)	Consists of (i) 1,814,961 shares held of record by ICONIQ Strategic Partners II, L.P., or ICONIQ, (ii) 1,420,749 shares held of record by ICONIQ Strategic Partners II-B, L.P., or ICONIQ B, and (iii) 2,106,265 shares held of record by ICONIQ Strategic Partners II Co-Invest, L.P., AX Series, or ICONIQ AX. ICONIQ Strategic Partners GP, L.P., or ICONIQ GP, is the general partner of each of ICONIQ, ICONIQ B, and ICONIQ AX. ICONIQ Strategic Partners TT GP, Ltd., or ICONIQ Parent GP, is the general partner of ICONIQ GP. Divesh Makan and William Griffith are the sole equity holders and directors of ICONIQ Parent GP and may be deemed to share voting and dispositive power over the shares noted above. The address for these entities is c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Upon the completion of this offering, our authorized capital stock will consist of                  shares of Class A common stock, $0.0001 par value per share,                  shares of Class B common stock, $0.0001 par value per share, and                  shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the conversion of 29,293,194 outstanding shares of our convertible preferred stock into shares of our Class B common stock, which will occur immediately prior to the completion of this offering, as of September 30, 2016, there were outstanding:

•	no shares of our Class A common stock;

•	94,465,291 shares of our Class B common stock outstanding, held by 104 stockholders of record; and

•	11,479,164 shares of our Class B common stock issuable upon exercise of outstanding stock options.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of our Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Our restated certificate of incorporation does not provide for cumulative voting for the election of directors. As a result, the holders of a majority of our voting shares can elect all of the directors then standing for election. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members. Once converted or transferred and converted into Class A common stock, the Class B common stock will not be reissued.

All the outstanding shares of Class A and Class B common stock will convert automatically into shares of Class A common stock upon the date that is the earliest of (i) the date specified by a vote of the holders of 66 2/3% of the outstanding shares of Class B common stock, (ii) ten years from the effective date of this offering, and (iii) the date that the total number of shares of Class B common stock outstanding cease to represent at least 10% of all outstanding shares of our common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Pursuant to the provisions of our restated certificate of incorporation, each currently-outstanding share of convertible preferred stock will automatically be converted into one share of Class B common stock effective immediately upon the completion of this offering. Following this offering, no shares of convertible preferred stock will be outstanding.

Following the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of September 30, 2016, we had outstanding options to purchase an aggregate of 11,479,164 shares of our Class B common stock, with a weighted-average exercise price of $2.31 per share, pursuant to our 2013 Plan. Since September 30, 2016, we have granted options to purchase 1,704,600 shares of Class B common stock under the 2013 Plan, with an exercise price of $6.15 per share.

Restricted Stock Units

Since September 30, 2016, we have granted 746,250 RSUs under our 2013 Plan that may be settled for shares of our Class B common stock.

Registration Rights

Following the completion of this offering, the holders of certain outstanding shares of our Class B common stock and the holders of shares of our Class B common stock issuable upon conversion of our convertible preferred stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. Immediately following this offering, there will be approximately                    registrable securities outstanding. These rights are provided under the terms of a second amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into on September 24, 2015 in connection with our convertible preferred stock financings, and include requested registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to such second amended and restated investors’ rights agreement, all fees, costs, and expenses of underwritten registrations, including fees and disbursements of one special counsel to the selling stockholders, will be borne by us and all selling expenses, including the estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered. However, we will not be required to bear the expenses in connection with the exercise of the requested and Form S-3 registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of registrable securities to be registered or a sufficient number of selling stockholders withdraw such that minimum offering conditions are no longer satisfied.

The registration rights terminate five years following the completion of this offering.

Requested Registration Rights

Under the terms of the second amended and restated investors’ rights agreement, if we receive a written request, at any time after six months following the effective date of this offering, from the holders of at least 51% of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of outstanding registrable securities, then we will be required to use our reasonable best efforts to register, within 20 days of such written request, all of the shares requested to be registered for public resale, if the amount of registrable securities to be registered will have aggregate gross proceeds (before underwriting discounts and commissions) of at least $5.0 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. We may postpone the filing of a registration statement no more than twice during any 12-month period for up to 60 days if our board of directors determines that the filing would be detrimental to us and our stockholders. We are not required to effect a requested registration under certain additional circumstances specified in the second amended and restated investors’ rights agreement.

Form S-3 Registration Rights

The holders of registrable securities then outstanding can request that we register all or part of their shares on Form S-3 if we are eligible and qualified to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The stockholders may require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than twice during any 12-month period for up to 60 days if our board of directors determines that the filing would be detrimental to us and our stockholders. We are not required to effect a registration on Form S-3 under certain additional circumstances specified in the amended and restated investors’ rights agreement.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to sales of shares of participants in one of our stock plans, a registration relating to the offer and sale of debt securities, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act, or a registration on any registration form that does not permit secondary sales. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, DGCL Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Dual Class Common Stock. As described above in the section titled “—Common Stock—Voting Rights,” our restated certificate of incorporation will provide for a dual class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Current investors, executives, and employees will have the ability to exercise significant influence over those matters.

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board of directors will be classified into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors Composition” for additional information.

•	Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•

Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws.    Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. In addition, the affirmative vote of holders of 75% of the voting power of each of our Class A common stock and Class B common stock, voting separately by class, will be required to amend the provisions of our restated certificate of incorporation relating to the terms of our Class B common stock. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our board of directors.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer, or our president. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our lead independent director, our Chief Executive Officer, or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

•	Issuance of Undesignated Preferred Stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

•	Choice of Forum. Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing

We intend to apply to list our Class A common stock on the             under the symbol “            .”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is            . The transfer agent’s address is            , and its telephone number is              .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options or settlement of RSUs, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2016, we will have a total of                shares of our Class A common stock outstanding and                shares of our Class B common stock outstanding. Of these outstanding shares, all of the                shares of Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below. Shares of our Class B common stock are convertible into an equivalent number of shares of our Class A common stock and generally convert into shares of our Class A common stock upon transfer.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our second amended and restated investors’ rights agreement described above in the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter upon subject to vesting and, in some cases, to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements and Market Stand-Off Provisions

All of our directors, officers, and all of our security holders are subject to lock-up agreements or market stand-off provisions that, subject to exceptions described in the section titled “Underwriting” below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, stock options, or any security or instrument related to this common stock, or stock option for a period of at least 180 days following the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC. These agreements are subject to certain customary exceptions. See the section titled “Underwriting” for additional information.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market stand-off provisions described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements or market stand-off provisions as described above and under the section titled “Underwriters” and will not become eligible for sale until the expiration of those agreements.

Registration Statements

In connection with this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to outstanding stock options and RSUs and the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market stand-off agreements to which they are subject.

Registration Rights

We have granted requested, Form S-3, and piggyback registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following summary describes the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of our Class A common stock by “non-U.S. holders” (as described below under the section titled “—Non-U.S. Holder Defined”). This summary does not address all aspects of U.S. federal income tax considerations relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below.

Special rules different from those described below may apply to certain non-U.S. holders that are subject to special treatment under the Code, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or Medicare contribution tax;

•	tax-exempt entities (including private foundations) or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or an entity or an arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Therefore, this summary does not address tax considerations applicable to partnerships that hold our Class A common stock, and partners in such partnerships should consult their tax advisors.

This summary also does not address tax considerations applicable to entities that are disregarded for U.S. federal income tax purposes (regardless of their place of organization or formation).

The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof. Such authorities may be subject to differing interpretations, repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership and disposition of our Class A common stock, or that any such contrary position would not be sustained by a court. In either case, the tax considerations of owning or disposing of our Class A common stock could differ from those described below and as a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our Class A common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of its source.

If you are a non-U.S. citizen that is an individual, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days you are present in the current year, one-third of the days you are present in the immediately preceding year and one-sixth of the days you are present in the second preceding year, are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock.

Distributions

We do not expect to declare or make any distributions on our Class A common stock in the foreseeable future. If we do make distributions on our Class A common stock, however, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent they are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S.

holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under the section titled “—Gain on Disposition of our Class A Common Stock.” The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Any distribution on our Class A common stock that is treated as a dividend paid to a non-U.S. holder that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly executed Form W-8BEN or Form W-8BEN-E or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty with the United States may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with a properly executed IRS Form W-8ECI certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated income tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.

For additional withholding rules that may apply to dividends paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see the section titled “—Foreign Accounts.”

Gain on Disposition of our Class A Common Stock

Subject to the discussions below under the section titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” non-U.S. holders will generally not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of our Class A common stock unless:

(a)	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

(b)	the non-U.S. holder is a nonresident individual and is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our Class A common stock and certain other requirements are met; or

(c)	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, apply to treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in (a) above will be required to pay tax on the net gain derived from the sale, exchange, or other disposition of our Class A common stock at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate non-U.S. holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in (b) above, will be required to pay a flat 30% tax on the gain derived from the sale, exchange or other disposition of our Class A common stock, or such other reduced rate as may be specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the United States).

With respect to (c) above, in general, the FIRPTA rules may apply to a sale, exchange, or other disposition of our Class A common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a U.S. real property holding corporation, or USRPHC. We do not believe that we are a USRPHC and we do not anticipate becoming a USRPHC in the future. Even if we become a USRPHC, gain realized by a non-U.S. holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax under FIRPTA as long as (i) our common stock is regularly traded on an established securities market and (ii) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our outstanding common stock at all times within the shorter of (1) the five-year period preceding the disposition or (2) the holder’s holding period.

For additional withholding rules that may apply to proceeds of a disposition of our Class A common stock paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see the section titled “—Foreign Accounts.”

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our Class A common stock.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to comply with the reporting requirements by failing to provide his taxpayer identification number or other certification of exempt status to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on Class A common stock generally will not be subject to backup withholding and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or otherwise establishes an exemption. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

In addition to, and separately from the withholding rules described above, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends and the gross proceeds of a disposition of our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any

“substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and IRS guidance, FATCA withholding as described above currently apply to payments of dividends on our Class A common stock, and will also apply to payments of gross proceeds from the sale or other disposition of our common stock made on or after January 1, 2019.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF WITHHOLDING UNDER FATCA TO THEIR INVESTMENT IN OUR CLASS A COMMON STOCK. THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling stockholders, and the underwriters named below will enter into an underwriting agreement with respect to the shares of our Class A common stock being offered. Subject to certain conditions, the underwriters will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
UBS Securities LLC
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.
William Blair & Company, L.L.C.
JMP Securities LLC

Total

The underwriters will commit to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional              shares of our Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares from us.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares of our Class A common stock. The initial public offering price will be negotiated among us, the selling stockholders, and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of our company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our Class A common stock will be listed on             under the symbol “            .”

In connection with this offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on              , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $              million. We have also agreed to reimburse the underwriters for up to $              of expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(i)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43.0 million, and (3) an annual net turnover of more than €50.0 million, as shown in its last annual or consolidated accounts;

(iii)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(iv)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member

State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another Member State and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

(i)	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

(ii)	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only to qualified investors (investisseurs qualifiés) and/or to persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) as defined in, and in accordance with, articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32,

Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

New Zealand

The shares offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

(i)	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(ii)	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(iii)	to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

(iv)	in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

Fenwick & West LLP, San Francisco, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Certain legal matters relating to this offering will be passed upon for the underwriters by Cooley LLP, San Diego, California.

EXPERTS

The financial statements as of December 31, 2014 and 2015 and for years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

ALTERYX, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of Alteryx, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of Alteryx, Inc. and its subsidiaries (the “Company”), as of December 31, 2014 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California

March 31, 2016, except for Notes 16, 17, and 18 to the financial statements, as to which the date is December 7, 2016

Alteryx, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Revenue	$37,984	$53,821	$38,367	$60,828
Cost of revenue	8,533	10,521	7,399	10,606

Gross profit	29,451	43,300	30,968	50,222

Operating expenses:
Research and development	7,787	11,103	7,571	12,419
Sales and marketing	24,612	43,244	31,083	42,530
General and administrative	17,264	10,039	6,230	11,623

Total operating expenses	49,663	64,386	44,884	66,572

Loss from operations	(20,212)	(21,086)	(13,916)	(16,350)
Other expense, net	(81)	(186)	(142)	(562)

Loss before provision for income taxes	(20,293)	(21,272)	(14,058)	(16,912)
Provision for income taxes	36	178	72	148

Net loss	$(20,329)	$(21,450)	$(14,130)	$(17,060)

Less: Accretion of Series A redeemable convertible preferred stock	(1,669)	(2,603)	(1,335)	(4,466)

Net loss attributable to common stockholders	$(21,998)	$(24,053)	$(15,465)	$(21,526)

Net loss per share attributable to common stockholders, basic and diluted	$(0.68)	$(0.38)	$(0.25)	$(0.33)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	32,224	63,394	62,470	64,779

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.24)		$(0.18)

Weighted-average pro forma shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		87,789		94,072

Other comprehensive loss, net of tax:
Net unrealized holding gain (loss) on investments, net of tax	—	(81)	—	75

Total comprehensive loss	$(20,329)	$(21,531)	$(14,130)	$(16,985)

The accompanying notes are an integral part of these consolidated financial statements.

Alteryx, Inc.

Consolidated Balance Sheets

(in thousands, except par value)

	As of		As of September 30, 2016	Pro forma as of September 30, 2016
	December 31,
	2014	2015
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$24,642	$24,779	$17,306
Short-term investments	—	14,791	27,975
Accounts receivable, net of allowances for doubtful accounts and sales reserves of $62, $405, and $369 as of December 31, 2014 and 2015 and September 30, 2016, respectively	15,733	21,569	24,947
Deferred commissions	3,543	5,776	5,527
Prepaid expenses and other current assets	2,633	2,971	4,767

Total current assets	46,551	69,886	80,522
Property and equipment, net	731	2,650	5,934
Long-term investments	—	21,573	2,788
Restricted cash	—	1,200	1,200
Other assets	1,386	1,816	2,350
Deferred income taxes, net	1	13	13

Total assets	$48,669	$97,138	$92,807

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,374	$583	$3,269
Accrued payroll and payroll related liabilities	3,839	6,583	4,226
Accrued expenses and other current liabilities	1,191	3,699	2,858
Deferred revenue	28,927	44,179	52,609
Capital lease obligations	—	—	329
Line of credit	2,000	—	—

Total current liabilities	37,331	55,044	63,291
Other liabilities	1,391	2,265	4,074

Total liabilities	38,722	57,309	67,365

Commitments and contingencies (Note 14)
Redeemable convertible preferred stock, $0.0001 par value: 22,479, 29,798, and 29,798 shares authorized as of December 31, 2014 and 2015 and September 30, 2016 (unaudited), respectively; 22,479, 29,293, and 29,293 shares issued and outstanding as of December 31, 2014 and 2015 and September 30, 2016 (unaudited), respectively; aggregate liquidation preference of $37,448, $87,448, and $87,448 as of December 31, 2014 and 2015 and September 30, 2016 (unaudited), respectively; no shares issued and outstanding as of September 30, 2016, pro forma (unaudited)	41,618	92,740	97,206	$—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value: 101,250, 112,050, and 112,050 shares authorized as of December 31, 2014 and 2015 and September 30, 2016 (unaudited), respectively; 62,581, 64,518, and 65,172 shares issued and outstanding as of December 31, 2014 and 2015 and September 30, 2016 (unaudited), respectively; 94,465 shares issued and outstanding as of September 30, 2016, pro forma (unaudited)	6	6	7	10
Additional paid-in capital	10,899	11,190	9,321	106,524
Notes receivable from stockholders	(2,237)	(2,237)	(2,237)	(2,237)
Accumulated deficit	(40,339)	(61,789)	(78,849)	(78,849)
Accumulated other comprehensive loss	—	(81)	(6)	(6)

Total stockholders’ equity (deficit)	(31,671)	(52,911)	(71,764)	$25,442

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$48,669	$97,138	$92,807

The accompanying notes are an integral part of these consolidated financial statements.

Alteryx, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable From Stockholders	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amount
Balances at December 31, 2013	16,476	$20,035	55,052	$5	$793	$(1,917)	$(20,010)	$—	$(21,129)
Issuance of Series B convertible preferred stock, net of issuance costs of $86	6,003	19,914	—	—	—	—	—	—	—
Accretion of Series A redeemable convertible preferred stock issuance costs and redemption feature	—	1,669	—	—	(1,669)	—	—	—	(1,669)
Exercise of stock options	—	—	7,607	1	1,338	—	—	—	1,339
Stock-based compensation	—	—	—	—	10,677	—	—	—	10,677
Repurchase of common stock	—	—	(78)	—	(240)	—	—	—	(240)
Additions to stockholder note	—	—	—	—	—	(466)	—	—	(466)
Repayments of stockholder note	—	—	—	—	—	146	—	—	146
Net loss	—	—	—	—	—	—	(20,329)	—	(20,329)

Balances at December 31, 2014	22,479	41,618	62,581	6	10,899	(2,237)	(40,339)	—	(31,671)
Issuance of Series C convertible preferred stock, net of issuance costs of $775	7,319	49,225	—	—	—	—	—	—	—
Issuance of common stock	—	—	5,889	1	34,999	—	—	—	35,000
Repurchase of common stock	—	—	(5,925)	(1)	(35,005)	—	—	—	(35,006)
Conversion of Series A redeemable convertible preferred stock to common stock	(505)	(706)	505	—	706	—	—	—	706
Accretion of Series A redeemable convertible preferred stock issuance costs and redemption feature	—	2,603	—	—	(2,603)	—	—	—	(2,603)
Exercise of stock options	—	—	1,468	—	686	—	—	—	686
Stock-based compensation	—	—	—	—	1,482	—	—	—	1,482
Excess tax benefit from stock-based compensation	—	—	—	—	26	—	—	—	26
Unrealized loss on investments	—	—	—	—	—	—	—	(81)	(81)
Net loss	—	—	—	—	—	—	(21,450)	—	(21,450)

Balances at December 31, 2015	29,293	92,740	64,518	6	11,190	(2,237)	(61,789)	(81)	(52,911)
Issuance of common stock (unaudited)	—	—	4	—	21	—	—	—	21
Repurchase of common stock (unaudited)	—	—	(35)	—	(6)	—	—	—	(6)
Accretion of Series A redeemable convertible preferred stock issuance costs and redemption feature (unaudited)	—	4,466	—	—	(4,466)	—	—	—	(4,466)
Exercise of stock options (unaudited)	—	—	685	1	269	—	—	—	270
Stock-based compensation (unaudited)	—	—	—	—	2,313	—	—	—	2,313
Unrealized gain on investments (unaudited)	—	—	—	—	—	—	—	75	75
Net loss (unaudited)	—	—	—	—	—	—	(17,060)	—	(17,060)

Balances at September 30, 2016 (unaudited)	29,293	$97,206	65,172	$7	$9,321	$(2,237)	$(78,849)	$(6)	$(71,764)

The accompanying notes are an integral part of these consolidated financial statements.

Alteryx, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Cash flows from operating activities:
Net loss	$(20,329)	$(21,450)	$(14,130)	$(17,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	345	759	508	1,182
Stock-based compensation	10,677	1,482	839	2,334
Provision for doubtful accounts and sales reserve	(38)	380	28	(36)
Deferred income taxes	(1)	(12)	—	—
Loss on disposal of assets	7	47	46	56
Changes in operating assets and liabilities:
Accounts receivable	(2,718)	(6,216)	686	(3,342)
Deferred commissions	(1,563)	(2,233)	(334)	249
Prepaid expenses and other assets	(750)	(768)	4	(2,330)
Accounts payable	590	(802)	702	2,578
Accrued payroll and payroll related liabilities	1,344	2,744	234	(2,357)
Accrued expenses and other current liabilities	(210)	1,908	924	(241)
Deferred revenue	8,511	15,252	3,512	8,430
Other liabilities	707	874	779	1,343

Net cash used in operating activities	(3,428)	(8,035)	(6,202)	(9,194)

Cash flows from investing activities:
Purchases of property and equipment	(531)	(2,714)	(2,029)	(3,454)
Purchases of investments	—	(36,445)	—	(5,706)
Maturities of investments	—	—	—	11,382
Purchase of cost method investment	(1,050)	—	—	—
Change in restricted cash	—	(1,200)	—	—

Net cash provided by (used in) investing activities	(1,581)	(40,359)	(2,029)	2,222

Cash flows from financing activities:
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs paid	—	49,575	49,895	(350)
Proceeds from issuance of common stock	—	35,000	15,000	—
Repurchase of common stock, net of costs paid	(240)	(34,756)	—	(256)
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs paid	19,914	—	—	—
Principal payments on capital lease obligations	—	—	—	(165)
Advance from line of credit	—	1,875	1,875	—
Repayment of line of credit	—	(3,875)	—	—
Loans to stockholders	(466)	—	—	—
Repayment of loans to stockholders	146	—	—	—
Proceeds from exercise of stock options	1,339	686	77	270
Excess tax benefit from stock-based compensation	—	26	—	—

Net cash provided by (used in) financing activities	20,693	48,531	66,847	(501)

Net increase (decrease) in cash and cash equivalents	15,684	137	58,616	(7,473)
Cash and cash equivalents—beginning of period	8,958	24,642	24,642	24,779

Cash and cash equivalents—end of period	$24,642	$24,779	$83,258	$17,306

The accompanying notes are an integral part of these consolidated financial statements.

Alteryx, Inc.

Consolidated Statements of Cash Flows (continued)

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Supplemental disclosure of cash flow information:
Cash paid for interest	$66	$101	$65	$—

Cash paid for income taxes	$10	$7	$10	$—

Supplemental disclosure of noncash investing activities:
Property and equipment recorded in accounts payable	$16	$27	$315	$108

Supplemental disclosure of noncash financing activities:
Accretion of Series A redeemable convertible preferred stock	$1,669	$2,603	$1,335	$4,466

Deferred initial public offering costs included in other assets and accounts payable and accrued expenses and other current liabilities	$—	$—	$—	$329

Property and equipment funded by capital lease borrowing	$—	$—	$—	$987

Conversion of Series A redeemable convertible preferred stock to common shares	$—	$706	$—	$—

Series C convertible preferred stock issuance costs recorded in accrued expenses and other current liabilities	$—	$350	$670	$—

Repurchase of common stock costs recorded in accrued expenses and other current liabilities	$—	$250	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Alteryx, Inc.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Alteryx, Inc. was initially organized in California in March 1997 as SRC, LLC, commenced principal operations in November 1997, changed its name to Alteryx, LLC in March 2010, and converted into a Delaware corporation in March 2011 under the name Alteryx, Inc. Alteryx, Inc. and its subsidiaries, or we, our, or us, are headquartered in Irvine, California.

We are a provider of self-service data analytics software. Our software platform enables organizations to improve business outcomes and the productivity of their business analysts. Our subscription-based platform allows organizations to prepare, blend, and analyze data from a multitude of sources and benefit from data-driven decisions. The ease-of-use, speed, and sophistication that our platform provides is enhanced through intuitive and highly repeatable visual workflows.

We have incurred cumulative losses from operations and had an accumulated deficit of $61.8 million and $78.8 million (unaudited) as of December 31, 2015 and September 30, 2016, respectively. We believe that our existing cash and cash equivalents and short-term investments and any positive cash flows from operations will be sufficient to support our working capital and capital expenditure requirements for at least 12 months from the most recent balance sheet date. To the extent existing cash and cash equivalents and short-term investments and cash from operations are not sufficient to fund future activities, we may need to raise additional funds. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements are presented in accordance with accounting standards generally accepted in the United States of America, or U.S. GAAP, and include the accounts of Alteryx, Inc. and its wholly owned subsidiaries after elimination of intercompany transactions and balances.

Unaudited Interim Consolidated Financial Information

Our consolidated balance sheet as of September 30, 2016, our consolidated statements of operations and comprehensive loss and our statements of cash flows for the nine months ended September 30, 2015 and 2016, our consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2016, and the related note disclosures are unaudited. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our consolidated financial position as of September 30, 2016 and our consolidated results of operations, comprehensive loss, and cash flows for the nine months ended September 30, 2015 and 2016. Our historical results are not necessarily indicative of the results to be expected in the future, and the results for the nine months ended September 30, 2016 are not necessarily indicative of the results to be expected for the full year or any other period.

Unaudited Pro Forma Information

The unaudited pro forma stockholders’ equity as of September 30, 2016 reflects the automatic conversion of all outstanding shares of the convertible preferred stock into shares of common stock on

Alteryx, Inc.

Notes to Consolidated Financial Statements

a one-for-one basis, immediately prior to the completion of our initial public offering as if it occurred on September 30, 2016.

The unaudited pro forma net loss per share attributable to common stockholders reflects the conversion upon our initial public offering of all outstanding shares of convertible preferred stock into shares of common stock, on a one-for-one basis, using the if-converted method, as of January 1, 2015, or the date of issuance of the convertible preferred stock if later.

Stock Splits

In March 2015, we effected a 1-to-2.5 forward stock split of all outstanding shares of our common stock. In September 2015, immediately prior to the issuance of our Series C convertible preferred stock, we effected a 1-to-2.5 forward stock split of all outstanding shares of our convertible preferred stock. All share and per share data has been retroactively adjusted to give effect to the stock splits.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

On an ongoing basis, our management evaluates estimates and assumptions based on historical data and experience, as well as various other factors that our management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. In addition, we engaged third-party valuation specialists to assist with estimates related to the valuation of common and convertible preferred stock.

Concentration of Risk

Financial instruments, which subject us to concentrations of credit risk, consist primarily of cash and cash equivalents, investments, and trade accounts receivable. We maintain our cash and cash equivalents and investments with two major financial institutions and a portion of such balances exceed Federal Deposit Insurance Corporation, or FDIC, insurance limits. Our investments in certificates of deposit are invested at levels under the maximum FDIC requirements, giving full FDIC protection to all of our investments in certificates of deposit.

We extend differing levels of credit to customers, do not require collateral deposits, and when necessary maintain reserves for potential credit losses based upon the expected collectability of accounts receivable. We manage credit risk related to our customers by following credit approval processes, establishing credit limits, performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

Alteryx, Inc.

Notes to Consolidated Financial Statements

Accounts receivable include amounts due from customers with principal operations primarily in the United States.

Significant customers are those which represent 10% or more of our revenue for each period presented or total net accounts receivable at each balance sheet date presented. As of December 31, 2014 and 2015 and September 30, 2015 and 2016 (unaudited), we had no customer which accounted for 10% or more of our accounts receivable balance. For the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016 (unaudited), no customer accounted for more than 10% of our revenue.

Fair Value of Financial Instruments

We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active near the measurement date; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value of our money market funds was determined based on “Level 1” inputs.

The fair value of certificates of deposit and corporate bonds were determined based on “Level 2” inputs. The valuation techniques used to measure the fair value of certificates of deposit included observable market-based inputs for similar assets, which primarily include yield curves and time-to-maturity factors. The valuation techniques used to measure the fair value of corporate bonds included standard observable inputs, including reported trades, quoted market prices, matrix pricing, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets or benchmark securities and data provided by third parties as many of the bonds are not actively traded.

There were no financial instruments in the “Level 3” category.

We have not elected the fair value option as prescribed by Accounting Standards Codification, or ASC, 825, The Fair Value Option for Financial Assets and Financial Liabilities, for our financial assets and liabilities that are not otherwise required to be carried at fair value. Under ASC 820, material financial assets and liabilities not carried at fair value, such as our borrowings under our line of credit, accounts receivable, and payables, are reported at their carrying values.

Alteryx, Inc.

Notes to Consolidated Financial Statements

Variable Interest Entities

In accordance with ASC 810, Consolidation, the applicable accounting guidance for the consolidation of variable interest entities, or VIEs, we analyze our interests to determine if such interests are variable interests. If variable interests are identified, then the related entity is assessed to determine if it is a VIE. VIEs are generally entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights and a right to receive the expected residual returns of the entity or an obligation to absorb the expected losses of the entity). If we determine that the entity is a VIE, we then assess if we must consolidate the VIE as our primary beneficiary. We deem ourselves to be the primary beneficiary if we have both (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and (ii) an obligation to absorb losses of the entity that could potentially be significant to the VIE, or a right to receive benefits from the entity that could be significant to the VIE.

As of December 31, 2015, we determined that two of our distributors were VIEs under the guidance of ASC 810, Consolidation, due to (a) our participation in the design of the distributor’s legal entity, (b) our having a variable interest in the distributor, and (c) our having the right to residual returns. We determined that we were not the primary beneficiary of these VIEs because we did not have (i) the power to direct the activities that most significantly impact the VIE’s economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant. Therefore, we did not consolidate any assets or liabilities of these distributors in our consolidated balance sheet or record the results of these distributors in our consolidated statements of operations and comprehensive loss. Transactions with the distributors were accounted for in the same manner as our other distributors and resellers. As of December 31, 2015, we had no exposure to losses from the contractual relationships with these VIEs or commitments to fund these VIEs.

Reclassifications

Certain amounts in our consolidated financial statements have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

We consider cash and cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in the value, including investments that mature within three months from the date of original purchase. Amounts receivable from a credit card processor of approximately $0.1 million, $0.1 million, and $0.7 million (unaudited) as of December 31, 2014 and 2015 and September 30, 2016, respectively, are considered cash equivalents because they were both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Investments

Our investments include available-for-sale marketable securities. The classification of investments is determined at the time of purchase and reevaluated at each balance sheet date. We classify investments as current or non-current based on the nature of the securities as well as their stated maturities. Investments are stated at fair value. The net unrealized gains or losses on available-for-sale securities are recorded as a component of accumulated other comprehensive loss, net of income taxes.

Alteryx, Inc.

Notes to Consolidated Financial Statements

At each balance sheet date, we assess available-for-sale securities in an unrealized loss position to determine whether the unrealized loss is other than temporary. We consider factors including the significance of the decline in value as compared to the cost basis, underlying factors contributing to a decline in the prices of securities in a single asset class, how long the market value of the security has been less than its cost basis, the security’s relative performance versus its peers, sector or asset class, expected market volatility, and the market and economy in general, and, if determined to be other than temporary, will record an other than temporary impairment charge.

Accounts Receivable, Allowance for Doubtful Accounts, and Sales Reserves

Our accounts receivable consist of amounts due from customers and are typically unsecured. Accounts receivable are recorded at the invoiced amount and are non-interest bearing.

The allowance for doubtful accounts is estimated and established by assessing individual accounts receivable over a specific age and dollar value, and all other balances are pooled based on historical collection experience. Additions to the allowance are charged to general and administrative expenses. Accounts receivable are written off against the allowance when an account balance is deemed uncollectible.

We estimate a sales reserve based upon the historical adjustments made to customer billings. Such reserve is recorded as a reduction of revenue and deferred revenue.

Deferred Royalties and Commissions

We defer royalties associated with licensed data sold with our platform and commissions paid to our sales personnel and other commissioned employees. These costs are recoverable from future revenue associated with the noncancelable customer agreements that gave rise to the royalties or commissions. Deferred royalties and commissions are amortized to cost of revenue and sales and marketing, respectively, over the term the respective revenue is recognized. Commissions are considered direct and incremental costs to customer agreements and are generally paid in the period we receive payment from the customer under the associated customer agreement.

Deferred royalties were approximately $1.2 million, $0.4 million, and $1.4 million (unaudited) as of December 31, 2014 and 2015 and September 30, 2016, respectively, and are included in prepaid expenses and other current assets in our consolidated balance sheet.

In each of the years ended December 31, 2014 and 2015, we amortized approximately $4.1 million to cost of revenue for royalties. During the nine months ended September 30, 2015 and 2016, we amortized approximately $3.0 million (unaudited) and $3.2 million (unaudited), respectively, to cost of revenue for royalties.

During the years ended December 31, 2014 and 2015, we amortized approximately $4.6 million and $7.6 million, respectively, to sales and marketing expense for commissions. During the nine months ended September 30, 2015 and 2016, we amortized approximately $5.1 million (unaudited) and $6.7 million (unaudited), respectively, to sales and marketing expense for commissions.

Deferred Offering Costs

Deferred offering costs included in other assets in our consolidated balance sheet, consist of direct and incremental costs related to the proposed initial public offering of our common stock. Upon

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Notes to Consolidated Financial Statements

completion of the initial public offering, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

Property and Equipment

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or lease terms. Useful lives by asset category are as follows:

Computer equipment	3 years
Furniture and fixtures	3 to 7 years
Leasehold improvement	Shorter of useful life or lease term

Repairs and maintenance costs are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and the related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss included in our consolidated statement of operations and comprehensive loss.

Software Development Costs

Costs incurred in the development of new software products and enhancements to existing software products to be accounted for under software revenue recognition guidance are accounted for in accordance with ASC 985-20, Costs of Software to be Sold, Leased, or Marketed. These costs, consisting primarily of salaries and related payroll costs, are expensed as incurred until technological feasibility has been established. After technological feasibility is established, costs are capitalized in accordance with ASC 985-20. Because our process for developing software is completed concurrently with the establishment of technological feasibility, no internally generated software development costs have been capitalized as of December 31, 2014 and 2015 and September 30, 2016 (unaudited).

We account for costs to develop or obtain internal-use software in accordance with ASC 350-40, Internal-Use Software. We also account for costs of significant upgrades and enhancements resulting in additional functionality under ASC 350-40. These costs are primarily software purchased for internal-use, purchased software licenses, implementation costs, and development costs related to our hosted product which is accessed by customers on a subscription basis. Costs incurred for maintenance, training, and minor modifications or enhancements are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, which is generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Development costs related to internal-use software were insignificant during the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2016 (unaudited) and, therefore, have not been capitalized.

Impairment of Long-Lived Assets

We review our long-lived assets, primarily property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets to their carrying value. If the carrying value of the assets

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Notes to Consolidated Financial Statements

exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. To date, no such impairments have been recorded.

Restricted Cash

Restricted cash as of December 31, 2015 and September 30, 2016 (unaudited) was held in accounts owned by us required to be restricted as to use by our office leaseholder to collateralize a standby letter of credit and by our credit card processor.

Revenue Recognition

Our revenue is derived from the licensing of subscription, time-based software, sale of a hosted version of our software, data subscription services, and professional services, including training and consulting services. The time-based subscriptions include post contract support, or PCS, which provides the customer the right to receive when-and-if-available unspecified future updates, upgrades and enhancements, and technical product support.

Revenue is recognized when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the product has been delivered or the service has been performed, the fee is fixed or determinable, and collection is probable or reasonably assured. Determining whether and when some of these criteria have been satisfied often involves exercising judgment and using estimates and assumptions that can have a significant impact on the timing and amount of revenue that is recognized. Invoiced amounts have been recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

We account for revenue from software and related products and services in accordance with ASC 985-605, Software. For the duration of the license term, the customer receives coterminous PCS. We do not provide PCS on a standalone or renewal basis unless the customer renews the software subscription license and, as such, we are unable to determine vendor specific objective evidence of fair value, VSOE, of PCS. Accordingly, revenue for the subscription of time-based software licenses and PCS is recognized ratably beginning on the date the license is first made available to the customer and continuing through the end of the subscription term. Revenue from time-based software licenses and PCS comprised more than 90% of revenue for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016.

We also recognize revenue from the sale of a hosted version of our platform which is delivered pursuant to a hosting arrangement. Revenue from hosted services is recognized ratably beginning on the date the services are first made available to the customer and continuing through the end of the contractual service term. Hosted revenue arrangements are outside the scope of ASC 986-605 software revenue recognition guidance as customers do not have the right to take possession of the software code underlying our hosted solutions.

Our arrangements may include the resale of third-party syndicated data content pursuant to subscription arrangements, and professional services. Data subscriptions provide the customer the right to receive data that is updated periodically over the term of the license agreement, and revenue is recognized ratably over the contract period once the customer has access to the data. We recognize revenue from the resale of third-party syndicated data on a gross basis when (i) we are the primary obligor, (ii) we have latitude to establish the price charged, and (iii) we bear credit risk in the transaction. Revenue from professional services, which is comprised primarily of training and consulting services, is recognized on a time and materials basis as the services are provided.

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Notes to Consolidated Financial Statements

Multiple Element Arrangements

We enter into multiple element revenue arrangements in which a customer may purchase a combination of software, data, and services.

For multiple element arrangements that contain only software and software-related elements, revenue is allocated and deferred for the undelivered elements based on their VSOE. In situations where VSOE exists for all elements (delivered and undelivered), the revenue to be earned under the arrangement among the various elements is allocated based on their relative fair value. For arrangements where VSOE exists only for the undelivered elements, the full fair value of the undelivered elements is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered items is recognized as revenue. If VSOE does not exist for an undelivered service element, the revenue from the entire arrangement is recognized over the service period, once all services have commenced. Changes in assumptions or judgments or changes to the elements in a software arrangement could cause a material increase or decrease in the amount of revenue recognized in a particular period.

VSOE is determined for each element, or a group of elements sold on a combined basis, such as our software and PCS, based on historical stand-alone sales to third parties or the price to be charged when the product or service, or group of products or services, is available. In determining VSOE, a substantial majority of the selling prices for a product or service must fall within a reasonably narrow pricing range.

Revenue related to the delivered products or services is recognized only if (i) the above revenue recognition criteria are met, (ii) any undelivered products or services are not essential to the functionality of the delivered products and services, (iii) payment for the delivered products or services is not contingent upon delivery of the remaining products or services, and (iv) there is an enforceable claim to receive the amount due in the event that the undelivered products or services are not delivered.

For multiple-element arrangements that contain both software and non-software elements, revenue is allocated on a relative fair value basis to software or software-related elements as a group and any non-software elements separately based on the selling price hierarchy. The selling price for each deliverable is determined using VSOE of selling price, if it exists, or third-party evidence of fair value, or TPE. If neither VSOE nor TPE exist for a deliverable, best estimate of selling price, or BESP, is used. Once revenue is allocated to software or software-related elements as a group, revenue is recognized in accordance with software revenue accounting guidance. Revenue allocated to non-software elements is recognized in accordance with SAB Topic 13, Revenue Recognition. Revenue is recognized when revenue recognition criteria are met for each element.

Judgment is required to determine VSOE or BESP. For VSOE, we consider multiple factors including, but not limited to, product types, geographies, sales channels, and customer sizes and, for BESP, we also consider market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices. Pricing practices taken into consideration include historic contractually stated prices, volume discounts, where applicable, and price lists. BESP is generally used for offerings that are not typically sold on a stand-alone basis or when the selling prices for a product or service do not fall within a reasonably narrow pricing range.

Revenue generated from sales arrangements through distributors is recognized in accordance with our revenue recognition policies as described above at the amount invoiced to the distributor. We

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Notes to Consolidated Financial Statements

recognize revenue at the net amount invoiced to the distributor, as opposed to the gross amount the distributor invoices their end customer, as we have determined that (i) we are not the primary obligor in these arrangements, (ii) we do not have latitude to establish the price charged to the end-customer, and (iii) we do not bear credit risk in the transaction with the end-customer.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of revenue recognized. Such amounts are recognized by us over the life of the contract upon meeting the revenue recognition criteria. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue, which is included in other liabilities in our consolidated balance sheet.

Cost of Revenue

Cost of revenue is accounted for in accordance with ASC 705, Cost of Sales and Services, and consists primarily of employee-related costs, including salaries and bonuses, stock-based compensation expense, and employee benefit costs associated with our customer support and professional services organizations. It also includes expenses related to hosting and operating our cloud infrastructure in a third-party data center, licenses of third-party syndicated data, and related overhead expenses. Out-of-pocket travel costs related to the delivery of professional services are typically reimbursed by the customers and are accounted for as both revenue and cost of revenue in the period in which the cost is incurred.

Advertising Costs

Advertising costs are expensed as incurred. We incurred advertising costs of approximately $2.6 million and $3.7 million for the years ended December 31, 2014 and 2015, respectively. Such costs primarily relate to online and print advertising as well as sponsorship of public marketing events, and are reflected in sales and marketing expense in our consolidated statements of operations and comprehensive loss.

Research and Development

Research and development expense consists primarily of employee-related costs, including salaries and bonuses, stock-based compensation expense, and employee benefits costs, for our research and development employees, depreciation of equipment used in research and development, third-party contractor costs, and related allocated overhead costs. Product development expenses, other than software development costs qualifying for capitalization, are expensed as incurred.

Stock-Based Compensation

We recognize stock-based compensation expense in accordance with the provisions of ASC 718, Compensation—Stock Compensation. ASC 718 requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors based on the grant date fair values of the awards. We use the Black-Scholes option-pricing method for valuing stock options. The fair value of an award, net of estimated forfeitures, is recognized as an expense over the requisite service period on a straight-line basis. Stock-based compensation expense is included in cost of revenue and operating expenses within our consolidated statements of operations and comprehensive loss based on the classification of the individual earning the award.

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Notes to Consolidated Financial Statements

The determination of the grant date fair value of stock-based awards is affected by the estimated fair value of our common stock as well as other highly subjective assumptions, including, but not limited to, the expected term of the stock-based awards, expected stock price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair value per share of our common stock. Because there is no public market for our common stock, our board of directors, with the assistance of a third-party valuation specialist, determined the common stock fair value at the time of the grant of stock options by considering numerous objective and subjective factors, including our actual operating and financial performance, market conditions, and performance of comparable publicly traded companies, business developments, and the likelihood of achieving a liquidity event and transactions involving our preferred and common stock, among other factors. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock commences trading on an established stock exchange or national market system. The fair value of our common stock has been determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation. Our board of directors grants stock options with exercise prices equal to the estimated fair value of our common stock on the date of grant.

•	Expected term. We determine the expected term of the awards using the simplified method, which estimates the expected term based on the average of the vesting period and contractual term of the stock option.

•	Expected volatility. Since a public market for our common stock has not existed and, therefore, we do not have a trading history of our common stock, we estimate the expected volatility based on the volatility of similar publicly held entities (referred to as “guideline companies”) over a period equivalent to the expected term of the awards. In evaluating the similarity of guideline companies to us, we considered factors such as industry, stage of life cycle, size, and financial leverage. We intend to continue to consistently apply this process using the same or similar guideline companies to estimate the expected volatility until sufficient historical information regarding the volatility of the share price of our common stock becomes available.

•	Risk-free interest rate. The risk-free interest rate used to value stock-based awards is based on the U.S. Treasury yield in effect at the time of grant for a period consistent with the expected term of the award.

•	Estimated dividend yield. The expected dividend was assumed to be zero as we have never declared or paid any cash dividends and do not currently intend to declare dividends in the foreseeable future.

In addition, we are required to estimate at the time of grant the expected forfeiture rate and only recognize expense for those stock-based awards expected to vest. Our estimated forfeiture rate is based on our estimate of pre-vesting award forfeitures.

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change or we use different assumptions, stock-based compensation expense could be materially different in the future.

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Notes to Consolidated Financial Statements

The following table presents the weighted-average assumptions used for stock options granted for each of the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Expected term (in years)	6.0	6.0	6.0	6.0
Estimated volatility	48%	56%	48%	41%
Risk-free interest rate	2%	2%	2%	1%
Estimated dividend yield	—	—	—	—

Foreign Currency Remeasurement and Transactions

The U.S. dollar is the functional currency of our wholly owned subsidiaries. Local currency financial statements are remeasured from the local currency into the functional currency using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in other income (expense).

Transactions denominated in currencies other than the U.S. dollar may result in transaction gains or losses at the end of the period and when the related receivable or payable is settled, which are recorded in other income (expense), net. Transaction gains and losses were not significant for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016 (unaudited).

Income Taxes

We apply the provisions of ASC 740, Income Taxes. Under ASC 740, we account for our income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that we will not realize those tax assets through future operations.

We also utilize the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately reflect actual outcomes. We recognize interest and penalties on unrecognized tax benefits as a component of income tax expense in our consolidated statement of operations and comprehensive loss.

Net Loss Per Share Attributable to Common Stockholders

In periods in which we have net income, we apply the two-class method for calculating earnings per share. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights. Participating securities include convertible

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Notes to Consolidated Financial Statements

preferred stock. In periods in which we have net losses after accretion of convertible preferred stock, we do not attribute losses to participating securities as they are not contractually obligated to share our losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net loss attributable to common stockholders is calculated as net loss including current period convertible preferred stock accretion.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options and convertible preferred stock. As we have reported losses for all periods, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or the JOBS Act, we meet the definition of an emerging growth company. We have elected to use this extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In November 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2016-18, Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning and ending total amounts shown on the statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 and should be applied using a retrospective transition method to each period presented. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We have not yet determined the timing of adoption. We currently present changes in restricted cash within investing activities and so the adoption of this guidance will result in changes in net cash flows from investing activities and to certain beginning and ending cash and cash equivalent totals shown on our consolidated statement of cash flows.

In October 2016, FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory. This guidance removes the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. This guidance is intended to reduce the complexity of U.S. GAAP and diversity in practice related to the tax consequences of certain types of intra-entity asset transfers, particularly those involving intellectual property. This guidance is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including presentation of cash flows relating to contingent consideration payments, proceeds from the settlement of insurance claims, and debt prepayment or debt extinguishment costs, among other matters. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early

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Notes to Consolidated Financial Statements

adoption is permitted, including adoption in an interim period. If adopted in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of this guidance is required to be applied using a retrospective transition method to each period presented, unless impracticable to do so. We are currently evaluating the impact of this guidance on our consolidated statement of cash flows.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions and related tax impacts, the classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements, and other stock based compensation classification matters. This guidance is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 31, 2018. Early adoption is permitted in any interim or annual period. All of the amendments in the new guidance must be adopted in the same period. We are evaluating the potential impact of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, creating Topic 842, which requires lessees to record the assets and liabilities arising from all leases in the statement of financial position. Under ASU 2016-2, lessees will recognize a liability for lease payments and a right-of-use asset. When measuring assets and liabilities, a lessee should include amounts related to option terms, such as the option of extending or terminating the lease or purchasing the underlying asset, that are reasonably certain to be exercised. For leases with a term of 12 months or less, lessees are permitted to make an accounting policy election to not recognize lease assets and liabilities. This guidance retains the distinction between finance leases and operating leases and the classification criteria remains similar. For financing leases, a lessee will recognize the interest on a lease liability separate from amortization of the right of use asset. In addition, repayments of principal will be presented within financing activities, and interest payments will be presented within operating activities in the statement of cash flows. For operating leases, a lessee will recognize a single lease cost on a straight-line basis and classify all cash payments within operating activities in the statement of cash flows. This guidance will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 and is required to be applied using a modified retrospective approach. Early adoption is permitted. We are evaluating the potential impact of this guidance on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which eliminates the current requirement to present deferred tax liabilities and assets as current and non-current in a classified balance sheet. Instead, entities will be required to classify all deferred tax assets and liabilities as non-current. This guidance will be effective for reporting periods beginning after December 15, 2017. We early adopted this guidance in the year ended December 31, 2015 and applied it retrospectively. Adoption of this guidance did not have a significant impact on our disclosures or the results of operations or financial position.

In April 2015, the FASB issued ASU 2015-05, Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. This guidance does not change the accounting for service contracts. This guidance is effective for annual

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Notes to Consolidated Financial Statements

periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016. Adoption of this guidance is not anticipated to have a material impact on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation, which amended Topic 810 with respect to the consolidation guidance for variable interest entities, which could change consolidation conclusions. This guidance is effective for reporting periods beginning after December 15, 2016. We are evaluating the potential impact of this guidance on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This guidance replaces most existing revenue recognition guidance. It provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year. During 2016, the FASB has continued to issue additional amendments to this new revenue guidance. This new revenue guidance will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted for annual periods beginning after December 15, 2016. We are evaluating the potential impact of this guidance on our consolidated financial statements.

3. Fair Value Measurements

Instruments Measured at Fair Value on a Recurring Basis. Our financial assets at fair value as of December 31, 2014 consisted of money market funds of $22.6 million, which had a basis of measurement of Level 1. These investments were classified as cash equivalents as they were all highly liquid investments with original maturities of three months or less.

The following tables present our cash and cash equivalents and investments’ costs, gross unrealized losses, and fair value by major security type recorded as cash and cash equivalents or short-term or long-term investments as of December 31, 2015 and September 30, 2016 (unaudited) (in thousands):

	As of December 31, 2015
	Cost	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Cash	$853	$—	$853	$853	$—	$—

Level 1:
Money market funds	15,216	—	15,216	15,216	—	—

Subtotal	15,216	—	15,216	15,216	—	—

Level 2:
Certificates of deposit	26,442	—	26,442	8,710	7,146	10,586
Corporate bonds	18,713	(81)	18,632	—	7,645	10,987

Subtotal	45,155	(81)	45,074	8,710	14,791	21,573

Level 3	—	—	—	—	—	—

Total	$61,224	$(81)	$61,143	$24,779	$14,791	$21,573

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Notes to Consolidated Financial Statements

	As of September 30, 2016
	Cost	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
	(unaudited)
Cash	$5,947	$—	$5,947	$5,947	$—	$—

Level 1:
Money market funds	11,359	—	11,359	11,359	—	—

Subtotal	11,359	—	11,359	11,359	—	—

Level 2:
Certificates of deposit	14,364	—	14,364	—	11,576	2,788
Corporate bonds	16,324	75	16,399	—	16,399	—

Subtotal	30,688	75	30,763	—	27,975	2,788

Level 3	—	—	—	—	—	—

Total	$47,994	$75	$48,069	$17,306	$27,975	$2,788

There were no transfers between Level 1, Level 2, or Level 3 securities during the years ended December 31, 2014 or 2015, or in the nine months ended September 30, 2015 and 2016 (unaudited).

All of the long-term investments had maturities of between one and two years in duration as of December 31, 2015. Cash and cash equivalents, restricted cash, and investments as of December 31, 2015 were approximately $62.3 million and were all held domestically.

Instruments Not Recorded at Fair Value on a Recurring Basis. The carrying amounts of our financial instruments, including cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate their current fair value because of their nature and relatively short maturity dates or durations.

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis. The fair value of our cost method investment is measured when it is deemed to be other-than-temporarily impaired, and long lived assets when they are held for sale or determined to be impaired.

4. Cost Method Investment

In November 2014, we entered into a definitive agreement with a privately held company, in which we agreed to invest approximately $1.1 million in exchange for shares of convertible preferred stock equal to approximately 15% ownership of the privately held company. We account for our investment in this company using the cost method of accounting and the investment balance is included in other non-current assets as of December 31, 2014 and 2015 and September 30, 2016 (unaudited). There has been no change in ownership since 2014. For the cost method investment, if we conclude that an other than temporary impairment has occurred, the carrying value of the cost method investment is written down to the current fair value, with a corresponding charge to realized gain (loss) in our consolidated statements of operations and comprehensive loss. We base our review on a number of factors including, but not limited to, the severity and duration of the decline in fair value of the cost method investment as well as the cause of the decline, our ability and intent to hold the security for a sufficient period of time to allow for a recovery in value, any third-party research reports or analysis, and the financial condition and near-term prospects of the privately held company, taking into consideration the economic prospects of its industry and geographical location. No impairment was identified as of December 31, 2014 and 2015 and September 30, 2015 and 2016 (unaudited).

Alteryx, Inc.

Notes to Consolidated Financial Statements

5. Allowance for Doubtful Accounts

The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,
	2014	2015
Beginning balance	$100	$62
Charge-offs	(89)	(19)
Recoveries	—	(1)
Provision	51	238

Ending balance	$62	$280

Our sales reserve was zero and $0.1 million as of December 31, 2014 and 2015, respectively.

6. Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	As of December 31,		As of September 30, 2016
	2014	2015
			(unaudited)
Computer equipment	$1,108	$2,131	$4,862
Furniture and fixtures	514	1,069	1,881
Leasehold improvements	304	695	1,307

	1,926	3,895	8,050
Less: Accumulated depreciation and amortization	(1,195)	(1,245)	(2,116)

Total property and equipment, net	$731	$2,650	$5,934

Depreciation and amortization expense for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016 was approximately $0.3 million, $0.8 million, $0.5 million (unaudited), and $1.2 million (unaudited), respectively.

7. Accrued Expenses and Other Liabilities

Accrued commissions of approximately $1.9 million, $3.4 million, and $1.4 million (unaudited) as of December 31, 2014 and 2015 and September 30, 2016, respectively, were included in accrued expenses and other current liabilities in our consolidated balance sheets.

8. Deferred Revenue

Deferred revenue consisted of the following (in thousands):

	As of December 31,		As of September 30, 2016
	2014	2015
			(unaudited)
Current portion of deferred revenue	$28,927	$44,179	$52,609
Long-term portion of deferred revenue	1,335	2,133	3,174

Total	$30,262	$46,312	$55,783

Alteryx, Inc.

Notes to Consolidated Financial Statements

9. Notes Receivable From Stockholders

Pursuant to a Loan and Security Agreement, dated March 18, 2011, we agreed to lend Dean A. Stoecker, the Chairman of our board of directors and Chief Executive Officer, or Borrower, up to $4.2 million, or Loan, in monthly advances of $0.1 million commencing on April 1, 2011. We were obligated to make the advances until the earlier of the termination of the Borrower’s employment agreement with us or November 1, 2017. The Loan bears interest on the outstanding principal balance at the applicable federal rate, as published monthly, and the accrued, but unpaid, interest was due and payable annually, or Annual Interest, by the Borrower no later than December 31 of each year. On or before December 31 of each year, we were obligated to pay the Borrower a bonus equal to the Annual Interest plus an amount equal to the estimated income taxes which the Borrower was required to pay on the bonus. In the event that we suspended the bonus for any reason, the Borrower’s obligation to pay the Annual Interest was also suspended until such time as we resumed payment of the bonus. The Loan is secured by our common stock held by an entity affiliated with the Borrower, or the Collateral Stock, and, prior to the Modification (as described below), was due and payable in full upon the sale of all shares of the Collateral Stock or, if less than all of the shares of the Collateral Stock were sold, the net proceeds from such sale were required to be paid to us towards repayment of the Loan.

On September 30, 2014, the terms of the Loan were modified, or the Modification, principally to (a) eliminate our obligation to make additional advances, (b) provide that the outstanding principal and accrued interest will be due and payable upon the earlier of (i) the date that our unrestricted cash and cash equivalents is less than $15 million for more than thirty consecutive days, (ii) the date prior to the date we determine that the Loan would be deemed a prohibited loan under U.S. securities or other applicable laws, (iii) March 18, 2018, or (iv) the date of sale of any or all of the Collateral Stock, and (c) remove the restriction that limited our recourse solely to the Collateral Stock, resulting in the Loan becoming full recourse, or the Recourse Loan. The terms of the Loan were also modified to eliminate our obligations to pay the Borrower a bonus. Interest on the Loan balance will continue to accrue monthly at the applicable federal rate. Concurrent with the Modification, the Borrower sold shares of common stock. As of each of December 31, 2014 and 2015 and September 30, 2016 (unaudited), an aggregate amount of approximately $2.3 million was outstanding pursuant to the Loan, including accrued, but unpaid, interest.

We accounted for the original issuance of the Loan secured solely by shares of common stock as a repurchase of common stock and a concurrent grant of an option to purchase the shares of common stock, or the Note Option, with an effective exercise price equal to the borrowings under the Loan. The fair value of the Note Option was not material. We accounted for the Modification of the Loan as an exercise of the Note Option through the issuance of the Recourse Loan. Prior to the Modification, the Collateral Stock was treated as treasury stock and therefore was excluded from the basic net loss per share computations.

As of December 31, 2014 and 2015 and September 30, 2016, the number of shares collateralizing the Loan was 21.3 million, 19.5 million, and 19.5 million (unaudited), respectively.

On March 18, 2011, we executed two promissory notes, one with the Borrower and another with Edward P. Harding Jr., our Chief Technology Officer, in the aggregate amount of $0.1 million. These loans bore interest at the applicable federal rate. These loans were paid in full on September 30, 2014.

Alteryx, Inc.

Notes to Consolidated Financial Statements

10. Line of Credit

On October 22, 2012, we entered into a line of credit agreement, as subsequently amended, with a commercial bank, or Bank, whereby we had a borrowing capacity of $10.0 million. Interest at the Bank’s prime rate was payable monthly. The loan was collateralized by a lien on substantially all of our assets. In December 2015, we paid off the line of credit in full and cancelled the line of credit agreement.

11. Capitalization

Convertible Preferred Stock

Our convertible preferred stock consisted of the following (in thousands, except per share data):

	As of December 31, 2014
	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
Series A	16,476	16,476	$1.0925	$21,704	$17,448
Series B	6,003	6,003	3.3315	19,914	20,000

Total	22,479	22,479		$41,618	$37,448

	As of December 31, 2015
	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
Series A	16,476	15,971	$1.0925	$23,601	$17,448
Series B	6,003	6,003	3.3315	19,914	20,000
Series C	7,319	7,319	6.8316	49,225	50,000

Total	29,798	29,293		$92,740	$87,448

	As of September 30, 2016
	Shares Authorized	Shares Outstanding	Price per Share	Net Carrying Value	Liquidation Preference
	(unaudited)
Series A	16,476	15,971	$1.0925	$28,067	$17,448
Series B	6,003	6,003	3.3315	19,914	20,000
Series C	7,319	7,319	6.8316	49,225	50,000

Total	29,798	29,293		$97,206	$87,448

The carrying value of the Series A redeemable convertible preferred stock has increased from December 31, 2014 to December 31, 2015 by $2.6 million, and from December 31, 2015 to September 30, 2016 by $4.5 million (unaudited) due to accretion of the Series A redeemable convertible preferred stock using the effective interest method to its redemption value.

Upon the closing of our initial public offering, all shares of our then-outstanding convertible preferred stock, as shown in the tables above, will automatically convert on a one-for-one basis into shares of common stock.

Alteryx, Inc.

Notes to Consolidated Financial Statements

The rights, privileges, and preferences of the Series A, Series B, and Series C convertible preferred stock, or Preferred Stock, are as follows:

Dividends

Dividends on the Preferred Stock are payable only when, and if, declared by the board of directors. No dividends on the Preferred Stock or common stock have been declared by our board of directors or paid since inception.

Voting

The holders of each share of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which their respective shares are convertible.

The holders of the Preferred Stock have certain protective provisions so long as an aggregate of 8.3 million shares Preferred Stock are outstanding. Under these provisions, we cannot, without the approval of greater than 50% of the then outstanding shares of the Preferred Stock (i) amend, alter or repeal our certificate of incorporation or bylaws if such action would adversely alter the rights, preferences, privileges, or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof, (ii) make certain restricted distributions involving the (a) transfer or distribution of cash or other property without consideration, or (b) repurchase or redemption of our capital stock, or restricted distributions, (iii) change the authorized number of shares of Preferred Stock or common stock (other than for decreases resulting from conversion of Preferred Stock), (iv) authorize or create a new class of stock having rights, preferences, or privileges senior or on parity with any series of Preferred Stock, (v) approve or enter into any merger or acquisition where our existing stockholders retain less than 50% of the voting stock of the surviving entity, sell or otherwise dispose of all or substantially all of our assets, or exclusively and irrevocably license all or substantially all of our intellectual property, (vi) enter into or become a party in a transaction for the acquisition of another entity with an acquisition price of greater than $0.1 million, (vii) repurchase, redeem, or otherwise acquire any shares of Preferred Stock or common stock (other than shares subject to our right of repurchase or, if approved by a majority of disinterested members of the board of directors, through the exercise of any right of first refusal), (viii) approve or enter into any transaction or agreement for the transfer or loan of our material assets to any third party, unless approved by a majority of the disinterested members of our board of directors, (ix) change the size of our board of directors, or (x) voluntarily liquidate or dissolve.

So long as an aggregate of at least 8.3 million shares of Series A redeemable convertible preferred stock are outstanding, we cannot, without the approval of at least 50% of the then outstanding shares of Series A redeemable convertible preferred stock, alter or change the rights, preferences, or privileges of the Series A redeemable convertible preferred stock if such action would adversely alter the rights, preferences, privileges, or powers of, or restrictions provided for the benefit of the Series A redeemable convertible preferred stock.

So long as an aggregate of at least 2.9 million shares of Series B convertible preferred stock are outstanding, we cannot, without the approval of at least 50% of the then outstanding shares of Series B convertible preferred stock, (i) alter or change the rights, preferences, or privileges of the Series B convertible preferred stock if such action would adversely alter the rights, preferences, privileges, or powers of, or restrictions provided for the benefit of the Series B convertible preferred stock, or (ii) make restricted distributions.

Alteryx, Inc.

Notes to Consolidated Financial Statements

So long as an aggregate of at least 3.7 million shares of Series C convertible preferred stock are outstanding, we cannot, without the approval of at least 50% of the then outstanding shares of Series C convertible preferred stock, (i) alter or change the rights, preferences, or privileges of the Series C convertible preferred stock if such action would adversely alter the rights, preferences, privileges, or powers of, or restrictions provided for the benefit of the Series C convertible preferred stock, (ii) change the authorized number of shares of Series C convertible preferred stock or issue authorized shares of Series C convertible preferred stock, (iii) make restricted distributions, or (iv) enter into a transaction on or prior to September 22, 2016 that would result in payment of less than $10.2474 per share of Series C convertible preferred stock (subject to adjustments for certain dilutive issuances, splits, and combinations, and other recapitalizations or reorganizations).

Conversion

The holders of each share of Preferred Stock have the option to convert each share of Preferred Stock into one share of common stock at any time. The conversion prices for the Series A redeemable convertible preferred stock, Series B convertible preferred stock, and Series C convertible preferred stock are $1.0925, $3.3315, and $6.8316, respectively (subject to adjustments for certain dilutive issuances, splits, and combinations, and other recapitalizations or reorganizations). The Preferred Stock will automatically be converted into common stock upon the earlier of (i) with respect to the Series C convertible preferred stock, the written consent of each of the holders of Series C convertible preferred stock and, with respect to the Series A redeemable convertible preferred stock and Series B convertible preferred stock, the written consent of the holders of a majority of the outstanding shares of such series of Preferred Stock voting on an as-converted basis, or (ii) an initial public offering which results in aggregate gross cash proceeds of at least $50 million at a minimum price per share of $10.2474 (subject to adjustments for certain dilutive issuances, splits, and combinations, and other recapitalizations or reorganizations). As of December 31, 2015, the number of shares of common stock into which the Series A redeemable convertible preferred stock, Series B convertible preferred stock, and Series C convertible preferred stock were convertible was 16.0 million, 6.0 million, and 7.3 million, respectively.

Liquidation

In the event of our liquidation, dissolution, or winding up, the holders of Series A redeemable convertible preferred stock, Series B convertible preferred stock, and Series C convertible preferred stock are entitled to receive their full preferential amounts plus any declared but unpaid dividends prior to any distribution to the holders of common stock. If the assets available for distribution are insufficient to pay the entire preferential amounts, then the entire assets available for distribution will be distributed ratably among the holders of Preferred Stock in proportion to the full preferential amount each holder is otherwise entitled to receive. After payment to the holders of the Series A redeemable convertible preferred stock, Series B convertible preferred stock, and Series C convertible preferred stock of the full preferential amounts specified above, our remaining assets available for distribution to stockholders will be distributed among the holders of Series A redeemable convertible preferred stock and common stock pro rata based upon the number of shares of common stock held by each (assuming conversion of all such Preferred Stock into common stock) until the holders of the Series A redeemable convertible preferred stock will have received an aggregate of $3.2276 per share (subject to adjustments for certain dilutive issuances, splits, and combinations, and other recapitalizations or reorganizations). Thereafter, if any assets remain, the holders of common stock will receive all of the remaining assets on a pro rata basis, based upon the number of shares of common stock outstanding. The preferential amounts per share of the Series A redeemable convertible preferred

Alteryx, Inc.

Notes to Consolidated Financial Statements

stock, Series B convertible preferred stock, and Series C convertible preferred stock were $1.0925, $3.3315, and $6.8316, respectively, as of December 31, 2015.

A liquidation transaction will be deemed to have occurred if the following occur (i) our acquisition by another entity of an equal amount or majority of the total outstanding voting securities (50% or more), (ii) a sale, lease or other disposition of all or substantially all of our assets, (iii) an exclusive, irrevocable license of all or substantially all of our intellectual property to a third party taken as a whole by means of any transaction or series of related transactions, or (iv) our liquidation, dissolution, or winding up, whether voluntary or involuntary. The holders of Preferred Stock can waive the treatment of any transaction as a “liquidation transaction” by a vote of each of the holders of Series C convertible preferred stock, a majority of the outstanding shares of Series B convertible preferred stock, and a majority of the outstanding shares of Series A redeemable convertible preferred stock.

Redemption

On or after March 22, 2022, the holders of greater than 50% of the Series A redeemable convertible preferred stock may require us to redeem all or a portion of the outstanding Series A redeemable convertible preferred stock at a price per share equal to the greater of (i) 1.5 times the original Series A redeemable convertible preferred stock issue price per share, and (ii) the then fair market value of a share of Series A redeemable convertible preferred stock, plus any declared but unpaid dividends. The redemption price will be paid in eight equal quarterly installments beginning on a date that will occur no later than 25 days after we receive a redemption request and thereafter on the last day of the calendar quarter after the initial redemption date. The Series A redeemable convertible preferred stock is being accreted to the redemption price as of March 22, 2022 utilizing the effective interest method. Neither the Series B convertible preferred stock nor the Series C convertible preferred stock has a mandatory redemption provision.

Classification of Preferred Stock

The redemption provisions of the Series A redeemable convertible preferred stock are considered provisions that are not solely within our control. Also, the deemed liquidation preference provisions of the Series A redeemable convertible preferred stock, Series B convertible preferred stock, and Series C convertible preferred stock are considered contingent redemption provisions that are not solely within our control. Accordingly, the Preferred Stock has been presented outside of permanent equity in the mezzanine portion of our consolidated balance sheets.

Repurchase of Common Stock

In connection with the Series B convertible preferred stock financing in September 2014, the investors that participated in the financing also purchased shares of our common stock from certain of our employees at a price of $2.66 per share for an aggregate purchase price of $40.0 million. At the close of the transaction, we recorded $10.3 million as compensation expense related to the excess of the selling price per share paid to our employees over the then-fair value of the purchased shares.

In connection with the Series C convertible preferred stock financing in September 2015, we conducted a tender offer to repurchase $35.0 million outstanding shares of our common stock at a price per share of $5.9435 from our employees and existing stockholders. At the close of the transaction, 5.9 million shares of common stock were tendered for an aggregate price of approximately $35.0 million.

Alteryx, Inc.

Notes to Consolidated Financial Statements

12. Stock Option Plan

In March 2011, we adopted the 2011 Stock Plan, or 2011 Plan. On June 26, 2013, we adopted the 2013 Stock Plan, or 2013 Plan, following which no new awards were granted under the 2011 Plan. As of September 30, 2016, no awards were outstanding under the 2011 Plan.

Under the 2013 Plan, the board of directors may grant restricted stock or options to purchase shares of common stock to employees, directors, and consultants. The exercise price of a stock option cannot be less than 100% of the fair market value of the common stock on the date of grant for incentive stock options (110% of the fair market value for stockholders owning greater than 10% of all classes of stock), but in the case of nonstatutory stock options, the exercise price may be less than the fair market value of the common stock, so long as it complies with all applicable laws and Section 409A of the Internal Revenue Code of 1986, as amended, or Code. We allow for early exercise of certain stock option grants. Stock options expire after ten years from the date of grant (five years from the date of grant for stockholders owning greater than 10% of all classes of stock) and generally vest over a period of four years. Vested stock options generally expire three months after termination of employment.

Stock option activity during the year ended December 31, 2015 and the nine months ended September 30, 2016 consisted of the following (in thousands, except per share information):

	Options Outstanding	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at December 31, 2014	9,308	$0.59	$12,977
Granted	2,631	3.77
Exercised	(1,468)	0.47	6,787
Cancelled/forfeited	(631)	0.97

Options outstanding at December 31, 2015	9,840	1.44	44,330
Granted (unaudited)	2,792	5.00
Exercised (unaudited)	(685)	0.39	3,188
Cancelled/forfeited (unaudited)	(468)	2.92

Options outstanding at September 30, 2016 (unaudited)	11,479	2.31	44,111

The weighted-average remaining contractual life, in years, of options outstanding as of December 31, 2014 and December 31, 2015 was 7.96 and 8.39, respectively.

As of December 31, 2015, 2.5 million shares were available for future grant under the 2013 Plan.

The total intrinsic value of options exercised in 2014 and 2015 was $0.3 million and $6.8 million, respectively. The intrinsic value represents the difference between the fair market value of our common stock on the date of exercise and the exercise price of each option.

The total intrinsic value of exercisable options as of December 31, 2015 was $33.2 million. The total intrinsic value of options vested and expected to vest as of December 31, 2015 was $43.4 million.

Alteryx, Inc.

Notes to Consolidated Financial Statements

The following table summarizes information about stock options outstanding as of December 31, 2015 (number of options in thousands):

	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price
Outstanding	9,840	8.39	$1.44
Exercisable	6,426	8.04	0.77
Unvested	4,799	9.00	2.43
Vested and expected to vest	9,579	8.37	1.39

The weighted-average grant date fair value per share of stock options granted during the years ended December 31, 2014 and 2015 was $1.05 and $2.11, respectively.

As of December 31, 2015, there was $5.4 million of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.4 years.

We classified stock-based compensation expense in the accompanying consolidated statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Cost of revenue	$34	$34	$20	$72
Research and development	1,081	239	97	243
Sales and marketing	183	800	487	942
General and administrative	9,379	409	235	1,077

Total	$10,677	$1,482	$839	$2,334

Stock-based compensation expense for the year ended December 31, 2014 includes an expense of $10.3 million related to the excess of the price per share paid to our employees over the then-fair value of the purchased shares (see Note 11).

13. Retirement Plan

We established a savings plan that qualifies as a defined contribution plan under Section 401(k) of the Code for the benefit of our employees. Our contributions to the savings plan are discretionary and vest immediately. We contributed approximately $0.4 million, $0.6 million, $0.5 million (unaudited), and $0.8 million (unaudited) to the savings plan for the years ended December 31, 2014 and 2015 and the nine months ended September 30, 2015 and 2016, respectively.

14. Commitments and Contingencies

Leases

We have various non-cancelable operating leases for our offices. These leases expire at various times through 2023. Certain lease agreements contain renewal options, rent abatement, and escalation clauses. We recognize rent expense on a straight-line basis over the lease term, commencing when we take possession of the property. Total rent expense under operating leases was approximately $0.9 million and $1.3 million for the years ended December 31, 2014 and 2015,

Alteryx, Inc.

Notes to Consolidated Financial Statements

respectively. Rent expense for the nine months ended September 30, 2015 and 2016 was $0.9 million (unaudited) and $1.9 million (unaudited), respectively.

The aggregate undiscounted future minimum rental payments under these leases as of December 31, 2015 were as follows (in thousands):

Year Ending December 31,	Amounts
2016	$1,382
2017	2,488
2018	2,341
2019	2,331
2020	2,386
Thereafter	4,281

Total minimum lease payments	$15,209

Indemnification

In the ordinary course of business, we enter into agreements in which we may agree to indemnify other parties with respect to certain matters, including losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. In addition, we have entered into indemnification agreements with our directors, executive officers, and other officers that will require us to indemnify them against liabilities that may arise by reason of their status or service as directors, officers, or employees. The term of these agreements are generally perpetual any time after execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is indeterminable. Management believes our internal development processes and other policies and practices limit our exposure. To date, we have not had to reimburse any party for losses related to an indemnity claim. As of December 31, 2014 and 2015 and September 30, 2016, we have not accrued a liability for these indemnification provisions because the likelihood of incurring a payment obligation, if any, in connection with these arrangements is not probable or reasonably estimable.

We also have agreed to indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain insurance that reduces our exposure and enables us to recover a portion of any future amounts paid. Since our inception, we have not been obligated to make payments for these obligations, and no liabilities have been recorded for these obligations as of December 31, 2014 and 2015 and September 30, 2016.

Litigation

From time to time, we may be involved in lawsuits, claims, investigations, and proceedings, consisting of intellectual property, commercial, employment, and other matters, which arise in the ordinary course of business. In accordance with ASC 450, Contingencies, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

We are not currently a party to any material legal proceedings or claims, nor are we aware of any pending or threatened litigation or claims that could have a material adverse effect on our business, operating results, cash flows, or financial condition. We have determined that the existence of a material loss is neither probable nor reasonably possible.

Alteryx, Inc.

Notes to Consolidated Financial Statements

Warranty

We warrant to customers that our platform will operate substantially in accordance with its specifications. Historically, no significant costs have been incurred related to product warranties and none are expected in the future and, as such, no accruals for product warranty costs have been made.

15. Income Taxes

The components of loss before provision for income taxes for the years ended December 31, 2014 and 2015 were as follows (in thousands):

	Year Ended December 31,
	2014	2015
Domestic	$ (20,403)	$ (21,605)
Foreign	110	333

Total	$ (20,293)	$ (21,272)

The components of the provision for income taxes for the years ended December 31, 2014 and 2015 were as follows (in thousands):

	Year Ended December 31,
	2014	2015
Current:
Federal	$ —	$ —
State	14	1
Foreign	23	189

Total current income tax expense	37	190
Deferred:
Federal	$ —	$ —
State	—	—
Foreign	(1)	(12)

Total deferred income tax benefit	(1)	(12)

Total	$ 36	$ 178

For purposes of the reconciling our provision for income taxes at the statutory rate and our provision (benefit) for income taxes at the effective tax rate, a notional 34% tax rate was applied as follows (in thousands):

	Year Ended December 31,
	2014	2015
Income tax (benefit) at federal statutory rate	$ (6,903)	$ (7,225)
Increase/(decrease) in tax resulting from:
State income tax expense, net of federal	(252)	(589)
Foreign rate differential	(13)	(46)
Stock-based compensation	3,534	346
Change in valuation allowance	3,853	7,549
Other	(183)	143

Total	$ 36	$ 178

Alteryx, Inc.

Notes to Consolidated Financial Statements

In determining quarterly provisions for income taxes, we use the annual estimated effective tax rate applied to the actual year-to-date loss. Our annual estimated effective tax rate differs from the statutory rate primarily as a result of valuation allowance against net deferred tax assets, stock-based compensation expense, state taxes, difference between the U.S. and foreign tax rates, and other permanent differences.

Significant components of deferred income tax assets (liabilities) as of December 31, 2014 and 2015 were as follows (in thousands):

	As of December 31,
	2014	2015
Deferred revenue	$244	$404
Net operating losses	13,637	21,062
Accruals and reserves	(318)	390
State taxes	(457)	(762)
Deferred commissions	(1,364)	(1,949)
Other	65	223
Valuation allowance	(11,806)	(19,355)

Net non-current deferred tax assets	$1	$13

We have evaluated the available positive and negative evidence supporting the realization of our gross deferred tax assets, including our cumulative losses, and the amount and timing of future taxable income, and have determined it is more likely than not that the assets will not be realized. Accordingly, we recorded a full valuation allowance against our U.S. federal and state deferred tax assets as of December 31, 2014 and 2015 and September 30, 2016 (unaudited).

The change in the valuation allowance for the years ended December 31, 2014 and 2015 was as follows (in thousands):

	Year Ended December 31,
	2014	2015
Beginning balance	$7,953	$11,806
Increase in valuation allowance	3,853	7,549

Ending balance	$11,806	$19,355

As of December 31, 2014 and December 31, 2015, our pre-tax unrecognized excess tax benefits of $3.6 million and $11.0 million, respectively, relating to stock-based compensation expense are not included in the deferred tax assets and will create a benefit to additional paid-in capital when recognized.

As of December 31, 2015, we had U.S. federal and state income tax net operating loss carryforwards of approximately $61.0 million and $38.0 million, respectively. The U.S. federal and state net operating losses will begin to expire in 2031 and 2024, respectively, unless previously utilized.

Pursuant to Section 382 of the Code, use of our net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% has occurred within a three-year period. We are

Alteryx, Inc.

Notes to Consolidated Financial Statements

in the process of determining whether or not an ownership change has occurred and any amount of net operating losses that may not be realized. Due to our valuation allowance position, we do not believe the ultimate determination will have a material impact on our consolidated financial statements.

We have not provided for U.S federal and state income taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2015 because such earnings are intended to be indefinitely reinvested. As of December 31, 2015, the cumulative unremitted foreign earnings that are considered to be permanently reinvested outside the United States and for which no U.S. taxes have been provided were approximately $0.4 million. The residual U.S. tax liability if such amounts were remitted would be nominal.

For the years ended December 31, 2014 and 2015, and the nine months ended September 30, 2015 and 2016 (unaudited), we have not recorded any uncertain tax positions. We do not anticipate any material change in the total amount of unrecognized tax benefits will occur within the next twelve months. We had no accrual for interest or penalties related to uncertain tax positions in our consolidated balance sheets as of December 31, 2014 and 2015 and September 30, 2016 (unaudited), and have not recognized interest or penalties in our consolidated statement of operations and comprehensive loss for the years ended December 31, 2014 and 2015.

We are subject to taxation in the United States and various states and international jurisdictions. Our U.S. federal tax returns are open for examination for tax years 2012 and forward, and our state tax returns are open for examination for tax years 2011 and forward. Our tax returns for international jurisdictions are open for examination for tax years 2013 and forward.

16. Basic and Diluted Net Loss Per Share

Prior to the Modification, and as further described in Note 9, the Collateral Stock was treated as treasury stock and therefore was excluded on a weighted-average basis from the basic net loss per share computations.

As we reported losses attributable to common stockholders for all periods presented, all potentially dilutive shares of common stock are antidilutive for those periods.

The following weighted-average equivalent shares of common stock were excluded from the diluted net loss per share calculation because their inclusion would have been anti-dilutive (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
Options to purchase common stock	10,263	10,096	10,146	10,729
Conversion of convertible preferred stock	18,005	24,395	22,667	29,293
Shares of common stock collateralizing note receivable from stockholders	27,377	—	—	—

Total shares excluded from net loss per share	55,645	34,491	32,813	40,022

Alteryx, Inc.

Notes to Consolidated Financial Statements

The following table set forth the computation of the unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2015 and the nine months ended September 30, 2016 (in thousands, except per share data):

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016

	(unaudited)
Net loss attributable to common stockholders	$(24,053)	$(21,526)
Accretion of Series A redeemable convertible preferred stock	2,603	4,466

Net loss	$(21,450)	$(17,060)

Weighted-average shares used to compute net loss per share attributable to common stockholders	63,394	64,779
Pro forma adjustment to reflect assumed conversion of convertible preferred stock to common stock	24,395	29,293

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	87,789	94,072

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.24)	$(0.18)

17. Segment and Geographic Information

We operate as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, or CODM, who is our chief executive officer, in deciding how to allocate resources and assess our financial and operational performance. Our CODM evaluates our financial information and resources and assesses the performance of these resources on a consolidated and aggregated basis. As a result, we have determined that our business operates in a single operating segment.

Our operations outside the United States include sales offices in Canada, Germany, and the United Kingdom. Revenue by location is determined by the billing address of the customer. The following sets forth our revenue by geographic region (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2014	2015	2015	2016
			(unaudited)
United States	$33,135	$46,078	$33,109	$49,632
International	4,849	7,743	5,258	11,196

Total	$37,984	$53,821	$38,367	$60,828

No countries outside the Unites States comprised more than 10% of revenue for any of the periods presented.

As of December 31, 2014 and 2015 and September 30, 2016 (unaudited), substantially all of our property and equipment was located in the United States.

Alteryx, Inc.

Notes to Consolidated Financial Statements

18. Subsequent Events

We performed an evaluation of the impact of subsequent events through March 31, 2016, the date our consolidated financial statements for the year ended December 31, 2015 were originally available to be issued. Subsequent to this original issuance, we have revised the financial statements to include additional earnings per share and segment and geographic information disclosed in Notes 16 and 17, respectively. We also evaluated subsequent events through December 7, 2016, the date our unaudited interim financial statements for the nine months ended September 30, 2016 and our revised financial statements for the year ended December 31, 2015 were available to be issued.

Between January 1, 2016 and March 31, 2016, we granted stock options to purchase approximately 0.5 million shares of common stock at an exercise price of $5.94 per share. The grant date fair value of these awards of $1.0 million, net of estimated forfeitures, is expected to be recognized as compensation expense over the vesting period of four years.

Between April 1, 2016 and December 7, 2016, we granted stock options to purchase approximately 4.0 million shares of common stock at a weighted-average exercise price of $5.38 per share. The grant date fair value of these awards of $6.3 million, net of estimated forfeitures, is expected to be recognized as compensation expense over the vesting period of four years.

In March 2016, we entered into a lease in Broomfield, Colorado. The lease has a 16-month term with aggregate payments of approximately $0.3 million.

In August 2016, we entered into a lease in Chicago, Illinois. The lease has a five-year term with aggregate payments of approximately $0.4 million.

In November 2016, we granted restricted stock units to purchase approximately 0.7 million shares of common stock. The grant date fair value of these awards of $4.6 million, net of estimated forfeitures, is expected to be recognized as compensation expense over the vesting period of four years.

In November 2016, the outstanding principal and accrued interest on the note receivable from a stockholder of approximately $2.3 million was fully repaid to us.

             Shares

Class A Common Stock

Goldman, Sachs & Co.	J.P. Morgan	UBS Investment Bank

Pacific Crest Securities a division of KeyBanc Capital Markets	William Blair	JMP Securities

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses to be paid by us, other than estimated writing discounts and commissions, in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee, and the                 listing fee.

SEC registration fee	$ *
FINRA filing fee	*
listing fee	*
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Road show expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, the Registrant’s restated certificate of incorporation that will be in effect following the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s restated bylaws that will be in effect following the completion of this offering provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to this offering, the Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer, or employee of the Registrant regarding which indemnification is sought. Reference is also made to the underwriting agreement filed as Exhibit 1.1 to this Registration Statement, which provides for the indemnification of executive officers, directors, and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for its directors and officers.

Certain of the Registrant’s directors are also indemnified by their employers with regard to their service on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering	3.2
Form of Restated Bylaws of the Registrant, to be effective upon completion of this offering	3.4
Second Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain security holders of the Registrant, dated September 24, 2015	4.2
Form of Indemnification Agreement	10.1

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2014 and through January 6, 2017, the Registrant has issued and sold the following securities (after giving effect to stock splits):

1.	Since January 1, 2014 and through January 6, 2017, the Registrant granted options to employees, directors, consultants, and other service providers to purchase an aggregate of 11,572,674 shares of Class B common stock under its Amended and Restated 2013 Plan, or 2013 Plan, with per share exercise prices ranging from $0.18 to $6.15, and has issued 9,989,860 shares of Class B common stock upon exercise of stock options under its 2013 Plan.

2.	In August 2016, the Registrant issued and sold to service providers 4,208 shares of Class B common stock for aggregate consideration of $19,988.

3.	In November 2016, the Registrant granted 746,250 RSUs to employees and other service providers to be settled in shares of Class B common stock under its 2013 Plan.

4.	In September 2014, the Registrant issued and sold to eight accredited investors an aggregate of 6,003,335 shares of Series B convertible preferred stock, at a purchase price of approximately $3.33 per share (after giving effect to a 1-to-2.5 forward stock split of preferred stock effected in September 2015), for aggregate consideration of approximately $19,999,999. In connection with the closing of this offering, all 6,003,335 shares of Series B convertible preferred stock will convert into an equivalent number of shares of Class B common stock.

5.	In September 2015, the Registrant issued and sold to ten accredited investors an aggregate of 7,318,930 shares of Series C convertible preferred stock, at a purchase price of approximately $6.83 per share, and an aggregate of 5,888,787 shares of Class B common stock, at a purchase price of approximately $5.94 per share, for aggregate consideration of approximately $84,999,938. In connection with the closing of this offering, all 7,318,930 shares of Series C convertible preferred stock will convert into an equivalent number of shares of Class B common stock.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

3.1*	Fifth Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.3+	Bylaws of the Registrant.

3.4*	Form of Restated Bylaws of the Registrant, to be effective upon completion of this offering.

4.1*	Form of Registrant’s Class A common stock certificate.

4.2+	Second Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain security holders of the Registrant, dated September 24, 2015.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement.

10.2+	Amended and Restated 2013 Stock Plan and forms of award agreements.

10.3*	2017 Equity Incentive Plan, to be effective on the date immediately prior to the effective date of this registration statement, and forms of award agreements.

10.4*	2017 Employee Stock Purchase Plan, to be effective on the effective date of this registration statement, and form of subscription agreement.

10.5+	Discretionary Alteryx Annual Bonus Program.

Exhibit Number	Exhibit Title

10.6*	Employment Agreement by and between the Registrant and Dean A. Stoecker, dated March 18, 2011.

10.7*	Offer Letter by and between the Registrant and Paul Evans, dated June 30, 2011, as amended.

10.8*	Offer Letter by and between the Registrant and Kevin Rubin, dated February 16, 2016.

10.9+	Lease by and between the Registrant and LBA IV-PPI, LLC, dated December 7, 2015.

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.1*	Power of Attorney (included on page II-6).

99.1+	Consent of International Data Corporation.

99.2+	Consent of Harvard Business Review.

*	To be filed by amendment.
+	Previously submitted.

(b) Financial Statement Schedule.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on                     , 2017.

ALTERYX, INC.

By:
Dean A. Stoecker Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dean A. Stoecker and Kevin Rubin, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date

	Chairman of the Board of	, 2017
Dean A. Stoecker	Directors and Chief Executive Officer (Principal Executive Officer)

	Chief Financial Officer	, 2017
Kevin Rubin	(Principal Financial and Accounting Officer)

	Director	, 2017
John Bellizzi

	Director	, 2017
Charles R. Cory

	Director	, 2017
Jayendra Das

Name	Title	Date

	Director	, 2017
Douglas F. Garn

	Director	, 2017
Jeffrey L. Horing

	Director	, 2017
Timothy I. Maudlin

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1*	Form of Underwriting Agreement.

3.1*	Fifth Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.3+	Bylaws of the Registrant.

3.4*	Form of Restated Bylaws of the Registrant, to be effective upon completion of this offering.

4.1*	Form of Registrant’s Class A common stock certificate.

4.2+	Second Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain security holders of the Registrant, dated September 24, 2015.

5.1*	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnification Agreement.

10.2+	Amended and Restated 2013 Stock Plan and forms of award agreements.

10.3*	2017 Equity Incentive Plan, to be effective on the date immediately prior to the effective date of this registration statement, and forms of award agreements.

10.4*	2017 Employee Stock Purchase Plan, to be effective on the effective date of this registration statement, and form of subscription agreement.

10.5+	Discretionary Alteryx Annual Bonus Program.

10.6*	Employment Agreement by and between the Registrant and Dean A. Stoecker, dated March 18, 2011.

10.7*	Offer Letter by and between the Registrant and Paul Evans, dated June 30, 2011, as amended.

10.8*	Offer Letter by and between the Registrant and Kevin Rubin, dated February 16, 2016.

10.9+	Lease by and between the Registrant and LBA IV-PPI, LLC, dated December 7, 2015.

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.1*	Power of Attorney (included on page II-6).

99.1+	Consent of International Data Corporation.

99.2+	Consent of Harvard Business Review.

*	To be filed by amendment.
+	Previously submitted.